Law Offices of
GREGORY M. WILSON

July 26, 2010

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
Re:	Innocom Technology Holdings, Inc.
Form 10-K for the fiscal year ending December 31, 2007
Filed April 15, 2008
Form 10-Q for the quarterly period ending June 30, 2008
File No. 0-50164

Mr. Spirgel:

I have been engaged by Innocom Technology Holdings, Inc. to assist the company with preparing responses to the staff’s comment letter dated September 25, 2008.

Before the Company files these reports, I would request that the staff review the Company’s responses.  Additionally, where appropriate, subsequently filed Company reports contain the same changes addressed in the staff comment letter.  Those subsequently filed reports are attached with “redline” notations for changes and additions.

I have attached copies of proposed amendments to this comment response letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Question 1.           Overview and Future Plan of Operations, page 13

Please tell us what is meant by “trading” of mobile phone and related components. It is unclear to us whether “trading” is the same as “sales”. We also note your reference to “trading activities” in Note 2, Revenue Recognition, on page F-11.

Answer:

Starting from 2007, the Company changed its operating role from a principal to an agent in distributing and re-selling activities of mobile phone handsets & related components. The Company recognizes its revenue on a net basis in compliance with EITF 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent” (“EITF 99-19”).

GREGORY M. WILSON, ATTORNEY AT LAW
18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382 Email:greg@wilsonlaw.us

Mr. Larry Spirgel
Securities and Exchange Commission
July 20, 2010

Based on its assessment of the indicators listed in the EIFT 99-19, we concluded that the existing trading business during 2007 fiscal year should be accounted for on a net basis. Accordingly, revenue is recognized when services are performed and recorded, net of the purchase costs paid to the suppliers, as the Company is not the primary obligor assuming no risk and rewards of ownership of the products, the percentage earned is typically fixed and does not bear general inventory and credit risk.

On page 13 we added the following sentence to paragraph 1 in “Overview and Future Plan of Operation, “Ttrading” of mobile phone and related components represent the “sale” of mobile phone and related components as an agent, while the sale of mobile phone and related components represent the “sale” of mobile phone and related components as a principal.”

We have enhanced the disclosure in Note 2, Revenue Recognition with the same type of clarification.
Question 2.           Consolidated Balance Sheets, page F-4

Please tell us and disclose the nature of the deferred revenue.

Answer:    We have also inserted the related footnote as below in the Summary of Significant Accounting Policies:

“The Company generally receives advanced payments from customers upon the sales orders in the normal course of business. Advances from customers are recognized in revenue when delivery has occurred.”

Queston 3.           Consolidated Statements of Operations, page F-5
Consolidated Statements of Cash Flows, page F-6
Consolidated Statements of Stockholders’ Equity, page F-7

Please revise your 2006 financial statements to cover a twelve months period ended December 31, 2006. Also, revise all the applicable sections in the filing and please ask your auditors to revise their report on pager F-3.

Answer.    We have revised the 2006 financial statements.

Question 4.           Organization and Business Background, page F-8
Discontinued Operations, page F-15

Please clarify your disclosure and tell us
●	How you accounted for the cost of the right of priority to license the mobile phone handset design

GREGORY M. WILSON, ATTORNEY AT LAW
18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382

Mr. Larry Spirgel
Securities and Exchange Commission
July 20, 2010

●	solutions.

Answer:           We have not accounted for the cost of the right of priority to license the mobile phone handset design solutions since we have not exercised the reserved right to license the mobile phone handset design solutions due to the technological changes.

●	How the trademark named “Tsinghua Unisplendour” that you referred to on page 2 related to the above license.

Answer:           They are not related to each other. We purchased another trademark to develop our own brand of products.

●	Whether the license agreement constituted continuing involvement in the discontinued operation under paragraph 42 SFAS 144.

Answer:           The licensing agreement in relation to “Tsinghua Unisplendour” is an independent transaction and does not constitute to any business involvement in the discontinued operations.

●	What you meant by “settle with the amount due from a shareholder” in connection with the closing of the sale of NGIL as disclosed on page F-15.

Answer:           Upon the closing of the sale of NGIL, the net proceeds were paid to INCM, after deducting the amount due to a shareholder.

Question 5.           Revenue Recognition, page F-11

We note that you bill your customers of the sales of mobile phone handsets and related components. Please tell us why you do not recognize any accounts receivable related to these sales.

Answer:           Upon the sales orders, the customer will advance the deposit payment at certain percentage of the sales amount to the Company in the normal course of business. When the Company confirms the completion of delivery, the Company will recognize the deposit payment in revenue and bill the remaining balance of commission charge to the customers.   We have added additional disclosure to Revenue Recognition, page F-11.

GREGORY M. WILSON, ATTORNEY AT LAW
18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382

Mr. Larry Spirgel
Securities and Exchange Commission
July 20, 2010

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 19

Question 6.           We note your statement that the “disclosures controls and procedures … were sufficiently effective …” Please revise to remove the reference to “sufficiently” and simple state, if true, that your certifying officers concluded that your disclosure controls and procedures are effective. Also, place this disclosure under Item 9A, Controls and Procedures, below.

Answer.     We have amended the disclosure and deleted the word “sufficiently”.

Form 10-Q for the Quarter Ended June 30, 2008

Question 7.           Administrative Expenses, page 5

Please tell us the nature of the “over-provided audit fee of $110,000.”

Answer:           The fiscal year end is changed in 2006 from September 30 to December 31. The audit fee was accrued twice in 2006.

Question 8.           Condensed Consolidated Statements of Cash Flows, page F-4

We note herein your “repayment of amount due to a related party” in the amount of $5.2 million and your disclosure on page 6. Please tell us how you accounted for the consideration that you had received from the related party.

Answer:           Please refer to our footnote 5:

On May 8, 2008, the Company completed the establishment of a new subsidiary upon the approval from the Peoples Republic of China (“PRC”) local government. The subsidiary was registered as a limited liability company on January 19, 2007 in Chang Zhou City, Jiang Su Province, the PRC with the registered and paid-in capital of $4,943,997 (equivalent to RMB37,960,812). As of June 30, 2008, the total investment in a subsidiary was approximated as $8,487,661 including the acquisition of land use rights and plant and equipment. Its operation is currently considered as the start up phase and principally engaged in manufacturing and trading of mobile communication products and components. The production from its assembly line will be commenced in the third quarter of 2008.

During the six months ended June 30, 2008, we invested in a subsidiary with the addition of land use rights, plant and equipment and intangible asset, in which our director, Mr. Hui had made some advance payments associated with the acquisition of land use rights and plant and equipment on behalf of Innocom. Upon the receipt of net proceeds associated with the disposal transaction, we repaid the advanced payments to the director accordingly.

GREGORY M. WILSON, ATTORNEY AT LAW
18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382

Mr. Larry Spirgel
Securities and Exchange Commission
July 20, 2010

Question 9.           Business Combination, page F-13

We note that you received significant consideration of $5.6 million from the disposal of Chinarise Capital (International) Ltd. Citing your basis in the accounting literature, tell us why no gain or loss was recognized from the transaction. Tell us how you considered the presentation of pro forma data as required in Rule 8-03(b)(4) of Regulation S-X.

Answer:           The consideration of Chinarise Capital (International) Limited was measured by its net book value on the disposal date and no gain or loss was recognized as compared to the sales consideration and its net book value.  Please refer to the below table.

On April 28, 2008, the Company disposed of its 100% equity interest in Chinarise Capital (International) Ltd. (“CCIL”) for a total cash consideration of $5,617,101 (equivalent to HK$43,813,385). The following table summarizes the net assets of CCIL disposed during the six months ended June 30, 2008.

Net assets disposed of:	Unaudited

Current assets	7,057,381
Current liabilities	(1,440,280)

Net assets	5,617,101

Total consideration, satisfied by cash	5,617,101

Gain or loss from the disposal	-

Pro forma data is provided as supplementary information under Rule 8-03(b)(4) of Regulation S-X.

Question 10.  Evaluation of Disclosure Controls and Procedures

Please revise your disclosure to state, if true, that your disclosure controls and procedures were effective as of June 30, 2008.

Answer.           We have revised the disclosure.

GREGORY M. WILSON, ATTORNEY AT LAW
18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382

Mr. Larry Spirgel
Securities and Exchange Commission
July 20, 2010

Question 11.  Exhibits 31.1 and 31.2

Please revise the certifications to refer to the internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) in addition to your reference to “disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))” in the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K. Also, amend your Form 10-Q for the quarter ended March 31, 2008 to comply with these comments.

Answer.    We have amended both Exhibits 31.1 and 31.2.

Sincerely,

Gregory M. Wilson
Attorney at Law
greg@wilsonlaw.us

GREGORY M. WILSON, ATTORNEY AT LAW
18610 East 32nd Avenue, Greenacres, Washington 99016 (509) 891-8373  Fax (509)891-8382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the quarter ended March 31, 2008

-OR-

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 0 - 50164

INNOCOM TECHNOLOGY HOLDINGS, INC.
(Exact Name of small business issuer as specified in Its charter)

NEVADA	87-0618756
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Unit 3506, Bank of America Tower 12 Harcourt Road Central, Hong Kong PRC (Address of principal executive offices)	(Zip code)

Issuer’s telephone number, including area code: (852) 3102 1602

(Former name, former address or former fiscal year, if changed since last report)

Indicate by check mark whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes √  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ✓

Indicate by check mark whether the registrant is a shell company (as defined in Rue 12b-2of the Exchange Act).
Yes ☐   No ✓

The number of shares outstanding of each of the Registrant’s classes of common stock, as of April 30, 2008 was 37,900536 shares, all of one class of $0.001 par value Common Stock.

INNOCOM TECHNOLOGY HOLDINGS, INC.
FORM 10-Q/A
Quarter Ended March 31, 2008

		Page

	PART I— FINANCIAL INFORMATION

Item 1	Financial Statements

	Condensed Consolidated Balance Sheets as of March 31, 2008 (unaudited) and December 31, 2007 (audited)	F-2

	Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2008 and 2007 (unaudited)	F-3

	Condensed Consolidated Statements of Stockholders’ Equity for the Three Months Ended March 31, 2008 (unaudited)	F-5

	Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2008 and 2007 (unaudited)	F-4

	Notes to Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2008 (unaudited)	F-6 – F-15

Item 2	Managements Discussion and Analysis of Financial Condition and Results of Operation	4

Item 3	Quantitative and Qualitative Disclosures About Market Risk	7

Item 4T	Controls and Procedures	7

	PART II—OTHER INFORMATION

Item 1	Legal Proceedings	8

Item 1A	Risk Factors	8

Item 2	Unregistered Sales of Equity Securities and Use of Proceeds	18

Item 3	Defaults Upon Senior Securities	18

Item 4	Submission of Matters to a Vote of Security Holders	18

Item 5	Other Information	18

Item 6	Exhibits	18

	SIGNATURES	19

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

This Quarterly Report on Form 10-Q/A, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2 of Part I of this report include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "intended," or "continue" or the negative of these terms or other comparable terminology. You should read statements that contain these words carefully, because they discuss our expectations about our future operating results or our future financial condition or state other "forward-looking" information. There may be events in the future that we are not able to accurately predict or control. Before you invest in our securities, you should be aware that the occurrence of any of the events described in this Annual Report could substantially harm our business, results of operations and financial condition, and that upon the occurrence of any of these events, the trading price of our securities could decline and you could lose all or part of your investment. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Quarterly Report to conform these statements to actual results.

ITEM  1.  Financial Statements

INNOCOM TECHNOLOGY HOLDINGS, INC.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Page

Condensed Consolidated Balance Sheets as of March 31, 2008 and December 31, 2007	F-2
Condensed Consolidated Statements of Operations And Comprehensive Income for the three months ended March 31, 2008 and 2007	F-3
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2008 and 2007	F-4
Condensed Consolidated Statement of Stockholders’ Equity for the three months ended March 31, 2008	F-5
Notes to Condensed Consolidated Financial Statements	F-6 to F-15

F-1

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2008 AND DECEMBER 31, 2007
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	March 31, 2008	December 31, 2007
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$9,055	$3,597
Prepaid expenses and other receivables	26,712	26,636

Total current assets	35,767	30,233

Non-current assets:
Investment in an unconsolidated affiliate	8,487,661	8,463,464
Intangible assets, net	5,470,233	5,603,129
Plant and equipment, net	1,671	2,082

TOTAL ASSETS	$13,995,332	$14,098,908

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Amount due to a related party	$87,427	$128
Deferred revenue	279,207	400,290
Income tax payable	1,443,491	1,439,376
Other payables and accrued liabilities	104,370	197,697

Total current liabilities	1,914,495	2,037,491

TOTAL LIABILITIES	$1,914,495	$2,037,491

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value; 50,000,000 shares authorized; 37,898,251 shares and 37,898,251 shares issued and outstanding as of March 31, 2008 and December 31, 2007	37,898	37,898
Additional paid-in capital	6,901,232	6,901,232
Accumulated other comprehensive income	206,110	171,652
Retained earnings	4,935,597	4,950,635

Total stockholders’ equity	12,080,837	12,061,417

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,995,332	$14,098,908

See accompanying notes to condensed consolidated financial statements.

F-2

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three months ended March 31,
	2008	2007

REVENUES, NET	$122,028	$294,872

Operating expenses:
Sales and marketing	-	13,461
General and administrative	137,066	554,947
Total operating expenses	137,066	568,408

LOSS FROM OPERATIONS	(15,038)	(273,536)

Other income (expense):
Interest income	-	2

LOSS BEFORE INCOME TAX	(15,038)	(273,534)

Income tax expenses	-	(37,377)

NET LOSS	$(15,038)	$(310,911)

Other comprehensive income (loss):
- Foreign currency translation gain (loss)	34,458	(49,089)

COMPREHENSIVE INCOME (LOSS)	$19,420	$(360,000)

Net loss per share – Basic and diluted	$(0.00)	$(0.01)

Weighted average number of shares outstanding during the period – Basic and diluted	37,898,251	37,898,251

See accompanying notes to condensed consolidated financial statements.

F-3

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

	Three months ended March 31,
	2008	2007
Cash flows from operating activities:
Net loss	$(15,038)	$(310,911)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	417	1,708
Amortization of long-term deferred charges	-	487,117
Amortization of intangible assets	148,671	-
Income tax	-	37,377
Change in operating assets and liabilities:
Accounts receivable, trade	-	(281,410)
Prepaid expenses and other receivables	(93,739)	(15,070)
Accounts payable, trade	-	45,000
Deferred revenue	278,752	-
Other payables and accrued liabilities	(400,780)	(38,987)
Net cash used in operating activities	(81,717)	(75,176)

Cash flows from financing activities:
Advances from a related party	87,156	67,982
Net cash provided by financing activities	87,156	67,982

Effect of exchange rate changes on cash and cash equivalents	19	-

NET CHANGE IN CASH AND CASH EQUIVALENTS	5,458	(7,194)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,597	101,288

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,055	$94,094

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest expenses	$-	$-

See accompanying notes to condensed consolidated financial statements.

F-4

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Common stock			Accumulated other		Total
	No. of shares	Amount	Additional paid-in capital	comprehensive income	Retained earnings	stockholders’ equity
Balance as of January 1, 2008	37,898,251	$37,898	$6,901,232	$171,652	$4,950,635	$12,061,417

Foreign currency translation adjustment	-	-	-	34,458	-	34,458

Net loss for the period	-	-	-	-	(15,038)	(15,038)
Balance as of March 31, 2008	37,898,251	$37,898	$6,901,232	$206,110	$4,935,597	$12,080,837

See accompanying notes to condensed consolidated financial statements.

F-5

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE - 1   BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with both generally accepted accounting principles for interim financial information, and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) that are, in the opinion of management, considered necessary for a fair presentation of the results for the interim periods presented. Interim results are not necessarily indicative of results for a full year.

The condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the interim financial information have read or have access to our annual audited consolidated financial statements for the preceding fiscal year. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the related notes thereto contained in the Annual Report on Form 10-K for the year ended December 31, 2007.

NOTE - 2   ORGANIZATION AND BUSINESS BACKGROUND

Innocom Technology Holdings, Inc. (the “Company” or “INCM”) was incorporated in the State of Nevada on June 26, 1998. On June 20, 2006, the Company changed its name from “Dolphin Productions, Inc.” to “Innocom Technology Holdings, Inc.”

For the three months ended March 31, 2008, the Company, through its subsidiaries is engaged in trading of mobile phone handsets and components.

As of March 31, 2008, details of the Company’s subsidiaries are described below:

Name of company	Place and date of incorporation	Issued and fully paid capital	Principal activities

Innocom Technology Holdings Limited (“ITHL”) (Formerly Wisechamp Group Limited)	British Virgin Islands July 12, 2005	US$1 ordinary	Investment holding

Chinarise Capital (International) Ltd. (“CCIL”)	British Virgin Islands January 28, 2003	US$1 ordinary	Trading of mobile phone handsets and components

Sky Talent Development Limited (“STDL”)	British Virgin Islands September 8, 2005	US$1 ordinary	Investment holding

F-6

Innocom Mobile Technology Limited (“IMTL”)	Hong Kong June 21, 2006	HK$2,000,000 ordinary	Inactive

Pender Holdings Ltd. (“Pender”)	British Virgin Islands August 15, 2003	US$1 ordinary	Trading of mobile phone handsets and components

Favor Will International Ltd. (“FWIL”)	British Virgin Islands July 11, 2007	US$1 ordinary	Investment holding

INCM and its subsidiaries are hereinafter referred to as (the “Company”).

NOTE - 3   GOING CONCERN UNCERTAINTIES

These condensed consolidated financial statements have been prepared assuming that Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As of March 31, 2008, the Company had incurred a net loss of $ 15,038 and a negative operating cash flow of $81,717 . The continuation of the Company is dependent upon the continuing financial support of shareholders and obtaining short-term and long-term financing, generating significant revenue and achieving profitability. The actions involve certain cost-saving initiatives and growing strategies, including the commencement of assembly lines in the production of mobile handsets in China. As a result, the consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company’s ability to continue as a going concern.

NOTE - 4   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●	Basis of presentation

These accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

●	Use of estimates

In preparing these condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the years reported. Actual results may differ from these estimates.

●	Basis of consolidation

The condensed consolidated financial statements include the financial statements of INCM and its subsidiaries.

All significant inter-company balances and transactions within the Company have been eliminated upon consolidation

●	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

F-7

●	Intangible assets

Intangible assets include trademarks of mobile phone handsets purchased from a third party. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), intangible assets with finite useful lives related to developed technology, customer lists, trade names and other intangibles are being amortized on a straight-line basis over the estimated useful life of the related asset.

These assets are carried at cost less accumulated amortization and are amortized on a straight-line basis over their estimated useful lives of 10 years beginning at the time the related trademarks are granted.

●	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

Depreciable life
Building improvement	2 years
Furniture, fixtures and office equipment	5 years
Computer hardware and software	5 years
Machinery and equipment	5 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Depreciation expense for the three months ended March 31, 2008 and 2007 were $417 and $1,708, respectively.

●	Valuation of long-lived assets

Long-lived assets primarily include plant and equipment and intangible assets. In accordance with SFAS No. 144, “ Accounting for the Impairment or Disposal of Long-Lived Assets ”, the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results. There has been no impairment as of March 31, 2008.

●	Revenue recognition

In accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition , the Company records revenue when services are received by the customers and realized the amounts net of provisions for discounts, allowance and taxes which are recognized at the time of services performed.

Starting from 2007, the Company has changed its role from a principal to an agent in trading activities of mobile phone handsets & related components. The Company recognizes its revenue on a net basis in compliance with EITF 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent” (“EITF 99-19”), because the Company:

(1)	determined that it no longer operates as the primary obligor in the trading activities,
(2)	typically is not responsible for damages to goods,
(3)	bears no credit and inventory risk,
(4)	earns commission income at a fixed rate of the gross amount billed to the customer.

F-8

For the period ended March 31, 2008, the Company recognizes $122,048 as net revenues, at a rate of 6% based on the gross amount of $2,034,133 billed to the customers.

For the period ended March 31, 2007, the Company recognizes $294,872 as net revenues, at a rate of 6% based on the gross amount of $4,914,533 billed to the customers.

●	Comprehensive (loss) income

SFAS No. 130 , “Reporting Comprehensive Income” , establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statements of stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes” , which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company also adopts Financial Accounting Standards Board ("FASB") Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes" and FSP FIN 48-1, which amended certain provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company's tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In connection with our adoption of FIN No. 48, we analyzed the filing positions in all of the federal and state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. The Company adopted the policy of recognizing interest and penalties, if any, related to unrecognized tax positions as income tax expense. The Company did not have any unrecognized tax positions or benefits and there was no effect on the financial condition or results of operations for the period ended March 31, 2008. The Company’s tax returns remain subject to examination by major tax jurisdictions.

●	Net (loss) income per share

The Company calculates net (loss) income per share in accordance with SFAS No. 128, “Earnings per Share” . Basic (loss) income per share is computed by dividing the net (loss) income by the weighted-average number of common shares outstanding during the period. Diluted (loss) income per share is computed similar to basic (loss) income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

F-9

●	Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is the United States dollar (“US$”). The Company’s subsidiaries operating in Hong Kong maintained their books and records in its local currency, Hong Kong Dollars (“HK$”), which are functional currencies as being the primary currency of the economic environment in which these entities operate.

In general, assets and liabilities are translated into US$, in accordance with SFAS No. 52, “ Foreign Currency Translation” , using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the respective period:

	2008	2007

Period end RMB:US$ exchange rate	7.0222	7.7697
Average rates RMB:US$ exchange rate	7.18	7.8635
Period end HK$:US$ exchange rate	7.7827	7.8049
Average rates HK$:US$ exchange rate	7.7954	7.8026

●	Stock-based compensation

The Company adopts SFAS No. 123 (revised 2004), " Share-Based Payment " ("SFAS No. 123(R)") using the fair value method. Under SFAS No. 123(R), the stock-based compensation is measured using the Black-Scholes Option-Pricing model on the date of grant under the modified prospective method. The fair value of stock-based compensation that are expected to vest are recognized using the straight-line method over the requisite service period.

●	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

●	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in the financial statements. For the period ended March 31, 2008 and 2007, the Company operates in one reportable segment in trading of mobile phone handsets & related components in Hong Kong.

F-10

●	Fair value of financial instruments

The Company values its financial instruments as required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” . The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily consist of cash and cash equivalents, prepaid expenses and other receivable, amount due to a related party, income tax payable, other payables and accrued liabilities.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short term maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective period ends.

●	Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company believes that SFAS 159 should not have a material impact on the consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. The Company is still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, or SFAS No. 160" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company believes that SFAS 160 should not have a material impact on the consolidated financial position or results of operations.

F-11

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future financial position or results of operations.

NOTE - 5   INVESTMENT IN AN UNCONSOLIDATED AFFILIATE

The Company has established a new company in the PRC, which was incorporated as a limited liability company on January 19, 2007, under the laws of the PRC having registered capital of RMB156,006,000 (equivalent to US$20,000,000). Upon completion of its start up phase, the new subsidiary’s principal activity will be the manufacturing and trading of mobile communication products and components

As of March 31, 2008, the establishment of a new company was not effectively completed in the PRC by the local government. Approximately $8,487,661 was incurred in the establishment of the subsidiary, principally expenditures for plant and equipment to the assembly line for mobile phone components and was recorded as an initial investment in the subsidiary. These amounts will be considered in conjunction with the consolidation of a new subsidiary in a business combination under SFAS No. 141 upon its completion in the second quarter of 2008.

NOTE - 6   INTANGIBLE ASSETS

	March 31, 2008	December 31, 2007

Trademarks	$5,960,775	$5,960,775

Less: accumulated amortization	(506,425)	(357,754)
Less: foreign translation difference	15,883	108
Net book value	$5,470,233	$5,603,129

Amortization expense for the three months ended December 31, 2008 and 2007 was $148,671 and $0.

Trademarks will be used in the planned assembly line for mobile phone communication products and components (see Note 5).

NOTE - 7   AMOUNT TO A RELATED PARTY

As of March 31, 2008, a balance of $87,427 due to a director and a major shareholder of the Company, Mr. William Hui, represented temporary advance to the Company which was unsecured, interest-free and has no fixed repayment term. The imputed interest on the amount due to a stockholder was not significant.

F-12

NOTE - 8   INCOME TAXES

The Company is registered in the United States of America and has operations in three tax jurisdictions: United States of America, British Virgin Island and Hong Kong. The components of loss before income taxes are as follows:

	Three months ended March 31,
	2008	2007

Operations in tax jurisdictions from:
Hong Kong	$10,474	$213,582
British Virgin Islands	(26,643)	-
United States of America	1,131	(487,116)
Loss before income taxes	$(15,038)	$(273,534)

United States of America

The Company is registered in the State of Neveda and is subjected to United States of America tax law.

As of March 31, 2008, the U.S. operation incurred $6,137,282 of net operating losses available for federal tax purposes, which are available to offset future taxable income. The net operating loss carry forwards begin to expire in 2028. The Company has provided for a full valuation allowance for any future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

British Virgin Island

Under the current BVI law, the Company is not subject to tax on income.

Hong Kong

For the three months ended March 31, 2008, no income tax expense for Hong Kong profits tax is provided for as the Company’s income neither arises in, nor is derived form Hong Kong under its tax law.

NOTE - 9   CONCENTRATION AND RISK

(a)   Major customers

For both three months ended March 31, 2008 and 2007, 100% of the Company’s assets were located in Hong Kong and 100% of the Company’s revenues were generated from customers located in the PRC and Hong Kong.

For the three months ended March 31, 2008 and 2007, one single customer represented more than 10% of the Company’s revenue and accounts receivable, respectively. As of March 31, 2008, this customer accounts for both 100% of revenues amounting to $122,028 and $0 of accounts receivable, respectively.

(b)   Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition, but does not require collateral to support such receivables.

F-13

(c)     Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of net income for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HK$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

NOTE - 10   SHARE-BASED COMPENSATION

In 2006, the Company issued 3,000,000 shares of common stock upon exercise of rights under the share options. The fair value of the stock-based compensation services for the grant is calculated at $5,932,000 based on Black-Scholes Pricing Model and recorded as long-term deferred charges. For the three months ended March 31, 2007, the Company recognized the stock-based compensation expense of $487,117 and amortized to the statement of operation over the requisite service period.

On November 19, 2007, the Board of Directors approved the termination of certain service agreements because no services were rendered to the Company during 2007. Consistent with SFAS No. 123(R), “Share-Based Payment” using the fair value method, the Company immediately recognized as expense, over the requisite service period.

NOTE - 11   COMMITMENT AND CONTINGENCIES

(a)   Operating lease commitment

The Company leases an office premise under a non-cancelable operating lease for a period of 1 year due June 30, 2008. Costs incurred under this operating lease are recorded as rent expense and totaled approximately $26,169 and $26,154 for the three months ended March 31, 2008 and 2007.

Period ending March 31,

2009	$52,275

(b)   Capital commitment

As of March 31, 2008, the Company has the following capital commitments:

Planned acquisition of land and building

The Company has entered into a Provisional agreement dated September 29, 2006 to purchase land and building in PRC to establish an assembly line of mobile phone handset. There is a definitive sale and purchase agreement entered up to the date of this report. As of March 31, 2008, the Company has contracted for plant and equipment amounting to $7,541,212 (RMB52,955,898), of which $3,663,802 (RMB25,727,949) was paid to the vendors.

Planned establishment of a joint venture

The Company has entered into a Memorandum of Understanding (“MOU”) dated February 27, 2007 with a Korean listed company. Pursuant to this MOU, both parties are willing to set up a joint venture in PRC to promote a 3-D mobile contents platform. There is no definitive joint venture agreement entered up to the date of this report.

F-14

Planned acquisition of a company

The wholly-owned subsidiary of the Company, ITHL, has entered into a Letter of Intent (“LOI”) dated February 12, 2007 with a third party. Pursuant to this LOI, ITHL intends to acquire 100% interest of Shanghai BODA Electronic Co., Ltd. There is no definitive equity transfer agreement entered up to the date of this report.

NOTE - 12   SUBSEQUENT EVENTS

On April 28, 2008, the Company entered into a Share Purchase Agreement (the “Agreement”) with Xie Guo Qiang (“Qiang”) to purchase the Company’s interest in Chinarise Capital (International) Ltd. (“CCI”) for a purchase price of HK$43,813,384.67 (“Purchase Price”).

The Purchase Price will be deliverable to the Company within thirty (30) days from the date of signing a sold note and a bought note. The Company will deliver to Qiang upon completion the following: (a) a duly executive instrument of transfer; (b) resignation of the existing directors and officers of CCI; (c) the statutory books of CCI; (d) written confirmation from the Company that there are no subsisting guarantees or other forms of securities given by CCI; (e) share certificate and minute books of CCI, including all other items listed in Section 5(e) of the Agreement; (f) accounts of CCI prepared by for the period ending immediately prior to completion and duly signed by the directors of CCI; (g) a board resolution of CCI duly passed validly approving the transfer of the share from the Company to Qiang or persons nominated by Qiang and appointing the persons nominated by Qiang as the new directors and officers of CCI; and (h) all such other deeds, documents and instruments Qiang may require in order to perfect the right, title and interest of Qiang.

F-15

ITEM 2.   MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

The following review concerns the three months ended March 31, 2008 and March 31, 2007, which should be read in conjunction with the financial statements and notes thereto presented in the Form 10-K.

Forward Looking Statements

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. We disclaim any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Overview and Future Plan of Operations

In the first quarter of 2008, our revenues dropped by 59% from $294,872 in 2007 to $122,028 in 2008 primarily resulting from longer low season period in respect of trading of mobile phone and related components..

In 2008, the Company will strengthen our trading of mobile phones and related components. We will also put the assembling production factory situated in Changzhou, Jiangsu Province, China in commercial production. This factory will assemble mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis.

Results of Operations for the Three Months Ended March 31, 2008 and March 31, 2007

During the three months ended March 31, 2008, we experienced a net loss of $15,038 compared to a net loss of $310,911 for the three months ended March 31, 2007 . The loss is attributable to seasonal effect of low season period,

Revenue

During the three months ended March 31, 2008, we derived $122,028 revenue from our Trading of Mobile Phone and Related Component operations, representing a decrease in revenue of $172,844 or 59% decrease from the comparable three months ended March 31, 2007 in which revenue to $294,872.

Low season period starts from long holiday period of Chinese New Year which falls either in January or February of each year. For the three months ended March 31, 2008, we have longer low season period as compared with comparable period. As a result, we sustain a drop in revenue.

Cost of Sales

As our trading cost is netted with billed value as revenue, the Company does not have any cost of sales.

Administrative Expenses

During the three months ended March 31, 2008, we incurred administrative expenses (excluding depreciation, amortization of long-term deferred charges and amortization of intangible assets) of $97,978 (before write back of $110,000 over-accrued expenses of previous years) as compared with $66,122 administrative expenses for the three months ended March 31, 2007.

The increase in expenses was primarily attributable to increase in full time employees from 2 to 5.

Depreciation, Amortization of Long-term Deferred Charges and Amortization of Intangible Assets

Below table set out the components of non-cash items:

	Three Months ended March 31, 2008	Three Months ended March 31, 2007
Depreciation	$417	$1,708
Amortization of intangible assets	148,671	-
Amortization of long-term deferred consultancy fee	-	487,117
	$149,088	$488,825

The depreciation policy adopted in for the fiscal year 2008 was consistent with that adopted in 2007.

The increase in amortization of intangible assets is due to acquisition of trade mark for our mobile phones during the second quarter period of 2007. The amortization is made over purchase period of 10 years.

The amortization of long-term deferred consultancy fee during the three months ended March 31, 2008 decreases as the deferred charges has been written off during the last quarter of 2007.

Other Income

Total other income for both periods presented was immaterial and consisted of the following:

	Three Months ended March 31, 2008	Three Months ended March 31, 2007
Interest income	$-	$2

Interest expense	$-	$-

Net Loss

Net loss for the three months ended March 31, 2008 was $15,038 compared to net loss of $310,911 for the three months ended March 31, 2007. Loss of both periods is primarily attributed to seasonal effect of low season period. The decrease of loss for the three months ended March 31, 2008 is attributable to write back over-accrued expenses of previous period and write-off of long-term deferred consultancy fee in the last quarter of 2007.

Trends, Events, and Uncertainties

During the three months ended March 31, 2008, we focus on establishing our assembling plant in Changzhou, Jiangsu Province, China. Deposits have been paid and trial production has been completed. We look forward to put the plant in commercial production in second quarter of 2008 upon receiving relevant licenses. We will assemble mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis.

Liquidity and Capital Resources for the Three Months Ended March 31, 2008 and 2007

Cash flows from operating activities

We experienced negative cash flows used in operations in the amount of $81,717 and $75,176 for the three months ended March 31, 2008 and 2007.

Cash flows from investing activities

During three months ended March 31, 2008, there are no investment activities.

Cash flows from financing activities

We experienced positive cash flows advanced from a related party in the amount of $87,156 and $67,982 for the three months ended March 31, 2008 and 2007.

Liquidity

On a long-term basis, our liquidity will be dependent on establishing profitable operations, receipt of revenues, additional infusions of capital and additional financing. If necessary, we may raise capital through an equity or debt offering. The funds raised from this offering will be used to develop and execute our business plan. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected. Additionally, we will have to significantly modify our plans.

Critical Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Details of critical accounting policies are set out in notes to the financial statements included in Item 1.

Employees

As of March 31, 2008, we had approximately 5 full-time employees employed in Greater China. From time to time we employ independent contractors to support our production, engineering, marketing, and sales departments

Website Access to our SEC Reports
Our Internet website address is www.innocomtechnology.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our Annual Reports on Form 10-K; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Proxy Statements for our Annual Stockholder Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

You may also obtain copies of our reports without charge by writing to:

Attn: Investor Relations
Unit 3506, Bank of America Tower
12 Harcourt Road
Central, Hong Kong PRC

The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or through the SEC website at www.sec.gov. The Public Reference Room may be contact at (800) SEC-0330. You may also access our other reports via that link to the SEC website.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in Renminbi. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 4T.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures .

Based on an evaluation under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Section 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") were effective as of March 31, 2008 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2008, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings at this time, and management is not aware of any contemplated proceeding by any governmental authority.

ITEM 1A.   RISK FACTORS

Our sales and profitability depend on the continued growth of the mobile communications industry as well as the growth of the new market segments within that industry in which we have recently invested. If the mobile communications industry does not grow as we expect, or if the new market segments on which we have chosen to focus and in which we have recently invested grow less than expected, or if new faster-growing market segments emerge in which we have not invested, our sales and profitability may be adversely affected.

Our business depends on continued growth in mobile communications in terms of the number of existing mobile subscribers who upgrade or simply replace their existing mobile devices, the number of new subscribers and increased usage. As well, our sales and profitability are affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile devices that feature these services. These developments in our industry are to a certain extent outside of our control. For example, we are dependent on operators in highly penetrated markets to successfully introduce services that cause a substantial increase in usage of voice and data. Further, in order to support a continued increase in mobile subscribers in certain low-penetration markets, we are dependent on operators to increase their sales volumes of lower-cost mobile devices and to offer affordable tariffs. If operators are not successful in their attempts to increase subscriber numbers, stimulate increased usage or drive replacement sales, our business and results of operations could be materially adversely affected.

Our industry continues to undergo significant changes. First, the mobile communications, information technology, media and consumer electronics industries are converging in some areas into one broader industry leading to the creation of new mobile devices, services and ways to use mobile devices. Second, while participants in the mobile communications industry once provided complete products and solutions, industry players are increasingly providing specific hardware and software layers for products and solutions. As a result of these changes, new market segments within our industry have begun to emerge and we have made significant investments in new business opportunities in certain of these market segments, such as smart-phones, imaging, games, music and enterprise mobility infrastructure. However, a number of the new market segments in the mobile communications industry are still in early states of their development, and it may be difficult for us to accurately predict which new market segments are the most advantageous for us to focus on. As a result, if the segments on which we have chosen to focus grow less than expected, we may not receive a return on our investment as soon as we expect, or at all. We may also forego growth opportunities in new market segments of the mobile communications industry on which we do not focus.

Our results of operations, particularly our profitability, may be adversely affected if we do not successfully manage price erosion related to our products.

In the future, if, for competitive reasons, we need to lower the selling prices of certain of our products and if we cannot lower our costs at the same rate or faster, this may have a material adverse effect on our business and results of operations, particularly our profitability. To mitigate the impact of mix shifts on our profitability, we implement product segmentation with the aim of designing appropriate features with an appropriate cost basis for each customer segment. Likewise, we endeavor to mitigate the impact on our profitability of price erosion of certain features and functionalities by seeking to correctly time the introduction of new products, in order to align such introductions with declines in the prices of relevant components. We cannot predict with any certainty whether or to what extent we may need to lower prices for competitive reasons again and how successful we will be in aligning our cost basis to the pricing at any given point in time. Price erosion is a normal characteristic of the mobile devices industry, and the products and solutions offered by us are also subject to natural price erosion over time. If we cannot reduce our costs at the same rate, our business may be materially adversely affected. Although we may take actions to mitigate price erosion, such as strengthening the Company brand in order to support a price premium over certain of our competitors, there can be no assurance that we will be successful in this regard.

We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop these technologies or to successfully commercialize them as new advanced products and solutions that meet customer demand, or fail to do so on a timely basis, it may have a material adverse effect on our business, our ability to meet our targets and our results of operations.

In order to succeed in our markets, we believe that we must develop or otherwise acquire complex, evolving technologies to use in our business. However, the development and use of new technologies, applications and technology platforms for our mobile devices involves time, substantial costs and risks both within and outside of our control. This is true whether we develop these technologies internally, by acquiring or investing in other companies or through collaboration with third parties.

The technologies, functionalities and features on which we choose to focus may not achieve as broad or timely customer acceptance as we expect. This may result from numerous factors including the availability of more attractive alternatives or a lack of sufficient compatibility with other existing technologies, products and solutions. Additionally, even if we do select the technologies, functionalities and features that customers ultimately want, we or the companies that work with us may not be able to bring them to the market at the right time.

Furthermore, as a result of ongoing technological developments, our products and solutions are increasingly used together with components or layers that have been developed by third parties, whether or not the Company has authorized their use with our products and solutions. However, such components, such as batteries, or layers, such as software applications, may not be compatible with our products and solutions and may not meet our and our customers' quality, safety or other standards. As well, certain components or layers that may be used with our products may enable our products and solutions to be used for objectionable purposes, such as to transfer content that might be hateful or derogatory. The use of our products and solutions with incompatible or otherwise substandard components or layers, or for purposes that are inappropriate, is largely outside of our control and could harm the Company brand.

We need to understand the different markets in which we operate and meet the needs of our customers, which include mobile network operators, distributors, independent retailers and enterprise customers. We need to have a competitive product portfolio, and to work together with our operator customers to address their needs. Our failure to identify key market trends and to respond timely and successfully to the needs of our customers may have a material adverse impact on our market share, business and results of operations.

We serve a diverse range of customers, ranging from mobile network operators, distributors, independent retailers to enterprise customers, across a variety of markets. In many of these markets, the mobile communications industry is at different stages of development, and many of these markets have different characteristics and dynamics, for example, in terms of mobile penetration rates and technology, feature and pricing preferences. Establishing and maintaining good relationships with our customers and understanding trends and needs in their markets require us to constantly obtain and evaluate a complex array of feedback and other data. We must do this efficiently in order to be able to identify key market trends and address our customers' needs proactively and in a timely manner. If we fail to analyze correctly and respond timely and appropriately to customer feedback and other data, our business may be materially adversely affected.

Certain mobile network operators require mobile devices to be customized to their specifications, by requesting certain preferred features, functionalities or design, together with co-branding with the network operator's brand. We believe that customization is an important element in gaining increased operator customer satisfaction and we are working together with operators on product planning as well as accelerating product hardware and software customization programs. These developments may result in new challenges as we provide customized products, such as the need for us to produce mobile devices in smaller lot sizes, which can impede our economies of scale, or the potential for the erosion of the Company brand, which we consider to be one of our key competitive advantages.

In order to meet our customers' needs, we need to introduce new devices on a timely basis and maintain a competitive product portfolio. For the Company, a competitive product portfolio means a broad and balanced offering of commercially appealing mobile devices with attractive features, functionality and design for all major user segments and price points. If we do not achieve a competitive portfolio, we believe that we will be at a competitive disadvantage, which may lead to lower revenue and lower profits.

The competitiveness of our portfolio is also influenced by the value of the Company brand. A number of factors, including actual or even alleged defects in our products and solutions, may have a negative effect on our reputation and erode the value of the Company brand.

Competition in our industry is intense. Our failure to respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.

The markets for our products and solutions are intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We are facing increased competition from both our traditional competitors in the mobile communications industry as well as a number of new competitors, particularly from countries where production costs tend to be lower. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, different design approaches and alternative technologies than ours. In addition, some competitors have chosen a strategy of focusing on productization based on commercially available technologies and components, which may enable them to introduce products faster and with lower levels of research and development spending than the Company.

As a result of developments in our industry, we also expect to face new competition from companies in related industries, such as consumer electronics manufacturers and business device and solution providers, including but not limited to Dell, HP, Microsoft, Nintendo, Palm, Research in Motion and Sony. Additionally, because mobile network operators are increasingly offering mobile devices under their own brand, we face increasing competition from non-branded mobile device manufacturers. If we cannot respond successfully to these competitive developments, our business and results of operations may be materially adversely affected.

Reaching our sales, profitability, volume and market share targets depends on numerous factors. These include our ability to offer products and solutions that meet the demands of the market and to manage the prices and costs of our products and solutions, our operational efficiency, the pace of development and acceptance of new technologies, our success in the business areas that we have recently entered, and general economic conditions. Depending on those factors, some of which we may influence and others of which are beyond our control, we may fail to reach our targets and we may fail to provide accurate forecasts of our sales and results of operations .

A variety of factors discussed throughout these Risk Factors could affect our ability to reach our targets and give accurate forecasts. Although, we can influence some of these factors, some of them depend on external factors that are beyond our control.  In our mobile device businesses, we seek to maintain healthy levels of sales and profitability through offering a competitive portfolio of mobile devices, growing faster than the market, working to improve our operational efficiency, controlling our costs, and targeting timely and successful product introductions and shipments. The quarterly and annual sales and operating results in our mobile device businesses also depend on a number of other factors that are not within our control. Such factors include the global growth in mobile device volumes, which is influenced by, among other factors, regional economic factors, competitive pressures, regulatory environment, the timing and success of product and service introductions by various market participants, including network operators, the commercial acceptance of new mobile devices, technologies and services, and operators' and distributors' financial situations. Our sales and operating results are also impacted by fluctuations in exchange rates and at the quarterly level by seasonality. In developing markets, the availability and cost, through affordable tariffs, of mobile phone service compared with the availability and cost of fixed line networks may also impact volume growth.

In our mobile networks business, we also seek to maintain healthy levels of sales and profitability and try to grow faster than the market. Our networks business's quarterly and annual net sales and operating results can be affected by a number of factors, some of which we can influence, such as our operational efficiency, the level of our research and development investments and the deployment progress and technical success we achieve under network contracts. Other relevant factors include operator investment behavior, which can vary significantly from quarter to quarter, competitive pressures and general economic conditions although these are not within our control.

The new business areas that we have entered may be less profitable than we currently foresee, or they may generate more variable operating results than we currently foresee. We expect to incur short-term operating losses in certain of these new business areas given our early stage investments in research and development and marketing in particular. Also our efforts in managing prices and costs in the long-term, especially balancing prices and volumes with research and development costs, may prove to be inadequate.

Although we may announce forecasts of our results of operations, uncertainties affecting any of these factors, particularly during difficult economic conditions, render our forecasts difficult to make, and may cause us not to reach the targets that we have forecasted, or to revise our estimates.

Our sales and results of operations could be adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption, or fail to ensure that our products and solutions meet our and our customers' quality, safety and other requirements and are delivered in time.

Our manufacturing and logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve manufacturing efficiency and flexibility. We may experience difficulties in adapting our supply to the demand for our products, ramping up or down production at our facilities, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, or achieving manufacturing efficiency and flexibility, whether we manufacture our products and solutions ourselves or outsource to third parties. Such difficulties may have a material adverse effect on our sales and results of operations and may result from, among other things: delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing and logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Also, a failure or an interruption could occur at any stage of our product creation, manufacturing and delivery processes, resulting in our products and solutions not meeting our and our customers' quality, safety and other requirements, or being delivered late, which could have a material adverse effect on our sales, our results of operations and reputation and the value of the Company brand.

We depend on our suppliers for the timely delivery of components and for their compliance with our supplier requirements, such as, most notably, our and our customers' product quality, safety and other standards. Their failure to do so could adversely affect our ability to deliver our products and solutions successfully and on time.

Our manufacturing operations depend to a certain extent on obtaining adequate supplies of fully functional components on a timely basis. Our principal supply requirements are for electronic components, mechanical components and software, which all have a wide range of applications in our products. Electronic components include integrated circuits, microprocessors, standard components, memory devices, cameras, displays, batteries and chargers while mechanical components include covers, connectors, key mats and antennas. In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and solutions on a timely basis. Moreover, even if we attempt to select our suppliers and manage our supplier relationships with scrutiny, a component supplier may fail to meet our supplier requirements, such as, most notably, our and our customers' product quality, safety and other standards, and consequently some of our products are unacceptable to us and our customers, or we may fail in our own quality controls. Moreover, a component supplier may experience delays or disruption to its manufacturing, or financial difficulties. Any of these events could delay our successful delivery of products and solutions, which meet our and our customers' quality, safety and other requirements, or otherwise adversely affect our sales and our results of operations. Also, our reputation and brand value may be affected due to real or merely alleged failures in our products and solutions.

We are developing a number of our new products and solutions together with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or in a timely way and this could have a material adverse impact on our sales and profitability.

We continue to invite the providers of technology, components or software to work with us to develop technologies or new products and solutions. These arrangements involve the commitment by each company of various resources, including technology, research and development efforts, and personnel. Although the target of these arrangements is a mutually beneficial outcome for each party, our ability to introduce new products and solutions that meet our and our customers' quality, safety and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize: the arrangements with the companies that work with us do not develop as expected, the technologies provided by the companies that work with us are not sufficiently protected or infringe third parties' intellectual property rights in a way that we cannot foresee or prevent, the technologies, products or solutions supplied by the companies that work with us do not meet the required quality, safety and other standards or customer needs, our own quality controls fail, or the financial standing of the companies that work with us deteriorates.

Our operations rely on complex and highly centralized information technology systems and networks. If any system or network disruption occurs, this reliance could have a material adverse impact on our operations, sales and operating results.

Our operations rely to a significant degree on the efficient and uninterrupted operation of complex and highly centralized information technology systems and networks, which are integrated with those of third parties. Any failure or disruption of our current or future systems or networks could have a material adverse effect on our operations, sales and operating results. Furthermore, any data leakages resulting from information technology security breaches could also adversely affect us.

All information technology systems are potentially vulnerable to damage or interruption from a variety of sources. We pursue various measures in order to manage our risks related to system and network disruptions, including the use of multiple suppliers and available information technology security. However, despite precautions taken by us, an outage in a telecommunications network utilized by any of our information technology systems, virus or other event that leads to an unanticipated interruption of our information technology systems or networks could have a material adverse effect on our operations, sales and operating results.

Our products and solutions include increasingly complex technology involving numerous new patented and other proprietary technologies, as well as some developed or licensed to us by certain third parties. As a consequence, evaluating the protection of the technologies we intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties' intellectual property rights. The use of increasingly complex technology may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and solution offerings, and/or costly and time-consuming litigation. Third parties may also commence actions seeking to establish the invalidity of intellectual property rights on which we depend.

Our products and solutions include increasingly complex technology involving numerous new Company patented and other proprietary technologies, as well as some developed or licensed to us by certain third parties. As the amount of such proprietary technologies needed for our products and solutions continues to increase, the number of parties claiming rights continues to increase and become more fragmented within individual products, and as the complexity of the technology and the overlap of product functionalities increases, the possibility of more infringement and related intellectual property claims against us also continues to increase. The holders of patents potentially relevant to our product and solution offerings may be unknown to us, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could damage our ability to rely on such technologies.

In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid risks of intellectual property rights infringement created by suppliers of components and various layers in our products and solutions or by companies with which we work in cooperative research and development activities. Similarly, we and our customers may face claims of infringement in connection with our customers' use of our products and solutions. Finally, as all technology standards, including those used and relied on by us, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe that the number of third parties declaring their intellectual property to be relevant to these standards is increasing, which may increase the likelihood that we will be subject to such claims in the future.

Any restrictions on our ability to sell our products and solutions due to expected or alleged infringements of third party intellectual property rights and any intellectual property rights claims, regardless of merit, could result in material losses of profits, costly litigation, the payment of damages and other compensation, the diversion of the attention of our personnel, product shipment delays or the need for us to develop non-infringing technology or to enter into royalty or licensing agreements. If we were unable to develop non-infringing technology, or if royalty or licensing agreements were not available on commercially acceptable terms, we could be precluded from making and selling the affected products and solutions. As new features are added to our products and solutions, we may need to acquire further licenses, including from new and  sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a negative effect on our operating results.

In addition, other companies may commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position. If any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from licensing the invalidated or limited portion of our intellectual property rights. Even if such a patent challenge is not successful, it could be expensive and time consuming, divert management attention from our business and harm our reputation. Any diminution of the protection that our own intellectual property rights enjoy could cause us to lose some of the benefits of our investments in R&D, which may have a negative effect on our results of operations.

If we are unable to recruit, retain and develop appropriately skilled employees, we may not be able to implement our strategies and, consequently, our results of operations may suffer.

We must continue to recruit, retain and through constant competence training develop appropriately skilled employees with a comprehensive understanding of our businesses and technologies. As competition for skilled personnel remains keen, we seek to create a corporate culture that encourages creativity and continuous learning. We are also continuously developing our compensation and benefit policies and taking other measures to attract and motivate skilled personnel. Nevertheless, we have encountered in the past, and may encounter in the future, shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies and harm our results of operations.

The global networks business relies on a limited number of customers and large multi-year contracts. Unfavorable developments under such a contract or in relation to a major customer may affect our sales, our results of operations and cash flow adversely.

Large multi-year contracts, which are typical in the networks industry, include a risk that the timing of sales and results of operations associated with these contracts will be different than expected. Moreover, they usually require the dedication of substantial amounts of working capital and other resources, which impacts our cash flow negatively. Any non-performance by us under these contracts may have significant adverse consequences for us because network operators have demanded and may continue to demand stringent contract undertakings such as penalties for contract violations.

Our sales derived from, and assets located in, emerging market countries may be adversely affected by economic, regulatory and political developments in those countries. As sales from these countries represent an increasing portion of our total sales, economic or political turmoil in these countries could adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to other risks and uncertainties.

We generate sales from and have invested in various emerging market countries. As sales from these countries represent an increasing portion of our total sales, economic or political turmoil in these countries could adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, incidents of terrorist activity, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

Allegations of health risks from the electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of mobile devices or by causing us to allocate monetary and personnel resources to these issues.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices. While a substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be  certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that would adversely affect our sales and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.

Although the Company products and solutions are designed to meet all relevant safety standards and recommendations globally, no more than a perceived risk of adverse health effects of mobile communications devices could adversely affect us through a reduction in sales of mobile devices or increased difficulty in obtaining sites for base stations, and could have a negative effect on our reputation and brand value as well as harm our share price.

Changes in various types of regulation in countries around the world could affect our business adversely.

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work or our customers do business. As a result, changes in various types of regulations applicable to current or new technologies, products or services could affect our business adversely. For example, it is in our interest that the Federal Communications Commission maintains a regulatory environment that ensures the continued growth of the wireless sector in the United States. In addition, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks.

Moreover, the implementation of new technological or legal requirements, such as the requirement in the United States that all handsets must be able to indicate their physical location, could impact our products and solutions, manufacturing or distribution processes, and could affect the timing of product and solution introductions, the cost of our production, products or solutions as well as their commercial success. Finally, export control, tariff, environmental, safety and other regulation that adversely affects the pricing or costs of our products and solutions as well as new services related to our products could affect our net sales and results of operations. The impact of these changes in regulation could affect our business adversely even though the specific regulations do not always directly apply to us or our products and solutions.

Our future revenues and results of operations may be difficult to forecast and results in prior periods may no be indicative of future results.

At times in the past and in certain segments, our revenues have fluctuated on a quarterly and annual basis as well as grown significantly and has decreased significantly. Accurate predictions of future revenues are difficult because of the rapid changes in the markets in which we operate.

Our results of operations have fluctuated and may continue to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

• the addition of new clients or the loss of existing clients;

• changes in fees paid by advertisers or other clients;

• the introduction of new mobile technology services by us or our competitors;

• variations in the levels of capital or operating expenditures and other costs relating to the maintenance or expansion of our operations, including personnel costs;

• seasonality;

• changes in results of operations brought about by newly acquired businesses or new joint ventures, which may be exceedingly difficult to predict due to management's lack of history with such businesses or joint ventures;

• changes in governmental regulation of mobile communications; and

• general economic conditions.

Our future revenues and results of operations may be difficult to forecast due to the above factors and the time we may need to adequately respond to any changes in them. Our profit margins may suffer if we are unable to pass some of the costs on to our customers. In addition, our expense levels are based in large part on our investment plans and estimates of future revenues. Any increased expenses may precede or may not be followed by increased revenues, as we may be unable to, or may elect not to, adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, we believe that period-to-period and year-to-year comparisons of our results of operations may not be meaningful.

Acquisitions may harm our financial results.

Acquisitions have been part of our growth and may continue to be part of our growth in the future. Our acquisitions may be of entire companies, certain assets of companies, controlling interests in companies or of minority interests in companies where we intend to invest as part of a strategic alliance. If we are not successful in integrating companies that we acquire or are not able to generate adequate sales from the acquired entities, our business could be materially and adversely affected.

We depend on proprietary rights and we face the risk of infringement.

Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of copyright, trade secret and trademark law. Patent applications and trademark applications we submit may not be approved. Even if they are approved, such patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of such trademarks will be restricted unless we enter into arrangements with such third parties that may be unavailable on commercially reasonable terms.

We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in many foreign countries in which we operate, where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.
We have, from time to time, been, and may in the future be, subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or by customers who employ our advertising solutions. We may be required, or may elect, to indemnify these parties against such claims. Such claims and any resultant litigation could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to such claims or litigation unless we enter into arrangements with the third parties responsible for such claims or litigation, which may be unavailable on commercially reasonable terms, if at all.

Future currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China and Hong Kong use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in currencies other than the U.S. dollar. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. We can offer no assurance that these will be stable against the U.S. dollar or any other foreign currency.

The income statements of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries' financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity's functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks.

Changes to existing accounting pronouncements, including SFAS 123R, or taxation rules or practices may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Pursuant to SEC rules, we are required to implement the Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") starting in the first quarter of 2006. SFAS 123R requires us to measure compensation costs for all share-based compensation (including stock options and our employee stock purchase plan, as currently constructed) at fair value and take compensation charges equal to that value. The method that we use to determine the fair value of stock options is based upon, among other things, the volatility of our ordinary shares. The price of our ordinary shares has historically been volatile. Therefore, the requirement to measure compensation costs for all share-based compensation under SFAS 123R could negatively affect our profitability and the trading price of our ordinary shares. SFAS 123R and the impact of expensing on our reported results could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. This change to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management's time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the Nasdaq National Market. Any such action could adversely affect our financial results and the market price of our ordinary shares.

Our stock price has been historically volatile and may continue to be volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the three months ended March 31, 2008, the closing sale prices of our ordinary shares on the Over-the-Counter Bulletin Board ranged from $0.17 to $0.35 per share and the closing sale price on May 9, 2008 was $0.25 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions or regulations and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for China-related and mobile phone-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

We may be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the nature of our income and assets, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to you. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to more burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis, and those determinations depend on the composition of our income and assets, including goodwill, from time to time. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of PFIC treatment, you should be aware that certain factors that could affect our classification as PFIC are out of our control. For example, the calculation of assets for purposes of the PFIC rules depends in large part upon the amount of our goodwill, which in turn is based, in part, on the then market value of our shares, which is subject to change. Similarly, the composition of our income and assets is affected by the extent to which we spend the cash we have raised on acquisitions and capital expenditures. In addition, the relevant authorities in this area are not clear and so we operate with less than clear guidance in our effort to minimize the risk of PFIC treatment. Therefore, we cannot be sure whether we are not and will not be a PFIC for the current or any future taxable year. In the event we are determined to be a PFIC, our stock may become less attractive to U.S. investors, thus negatively impacting the price of our stock.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.

Third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

Our failure to compete successfully may hinder our growth.

The markets for mobile technology and related products and services are intensely competitive and such competition is expected to increase. Our failure to compete successfully may hinder our growth. We believe that our ability to compete depends upon many factors both within and beyond our control, including:

• the development of new mobile technology;

• the timing and market acceptance of new products and enhancements of existing services developed by us and our competitors;

• the ability to attract and retain qualified personnel;

• changing demands regarding customer service and support;

• shifts in sales and marketing efforts by us and our competitors; and

• the ease of use, performance, price and reliability of our services and products.

Some of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than ours. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective clients. In addition, most online advertising companies are seeking to broaden their business models, so that companies that do not currently compete directly with us may decide to compete more directly with us in the future. We may be unable to compete successfully against current or future competitors.

ITEM 2.   UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.   OTHER INFORMATION

On February 25, 2008, the Company filed with the Commission a Form 8-K stating that the Company’s independent auditor Dominic K.F. Chan & Co. resigned. The Company’s Board of Directors approved the engagement of Zhong Yi (Hong Kong ) C.P.A. Company Limited as the Company’s new independent registered public accounting firm.

On March 7, 2008, the Company filed with the Commission a Form 8-K/A amending the Form 8-K filed on February 25, 2008 to state that the Company’s new independent registered public accounting firm Zhong Yi (Hong Kong) C.P.A. Company Limited was not engaged in the previous two fiscal years as the independent auditor nor a consultant to the Company.

ITEM 6.   EXHIBITS

INDEX TO EXHIBITS
OF
INNOCOM TECHNOLOGY HOLDINGS, INC.

31.1	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Executive Officer

31.2	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Financial Officer

32.1	Section 1350 Certification of Chief Executive Officer

32.2	Section 1350 Certification of Chief Financial Officer

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOM TECHNOLOGY HOLDINGS, INC.

/s/ William Yan Sui Hui
Dated: July 21, 2010	William Yan Sui Hui, Chief Executive Officer
(Principal executive officer)

/s/ Cheung Wai Hung, Eddie
Dated: July 21, 2010	Cheung Wai Hung, Eddie, Chief Financial Officer
(Principal financial officer)

EXHIBIT 31.1

CERTIFICATIONS

I, William Yan Sui Hui, certify that:

1. I have reviewed this Form 10-Q/A for the period ending March 31, 2008, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui , Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Cheung Wai Hung, Eddie, certify that:

1. I have reviewed this Form 10-Q/A for the period ending March 31, 2008, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended March 31, 2008 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc. and will be retained by Innocom Technology Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui , Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended March 31, 2008 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc. and will be retained by Innocom Technology Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie , Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

☐	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the quarter ended June 30, 2008

-OR-

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from           to

Commission File Number 0 - 50164

INNOCOM TECHNOLOGY HOLDINGS, INC.
(Exact Name of small business issuer as specified in Its charter)

NEVADA	87-0618756
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

Suite 1501, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, PRC (Address of principal executive offices)	(Zip code)

Issuer’s telephone number, including area code: (852) 3102 1602

(Former name, former address or former fiscal year, if changed since last report)

Indicate by check mark whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐       No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rue 12b-2of the Exchange Act).
Yes ☐    No ☐

The number of shares outstanding of each of the Registrant’s classes of common stock, as of August 10, 2008 was 37,900,536 shares, all of one class of $0.001 par value Common Stock.

INNOCOM TECHNOLOGY HOLDINGS, INC.
FORM 10-Q/A
Quarter Ended June 30, 2008

		Page
	PART I— FINANCIAL INFORMATION

Item 1	Financial Statements

	Condensed Consolidated Balance Sheets as of June 30, 2008 (unaudited) and December 31, 2007 (audited)	F-2

	Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income for the Three Months and Six Months Ended June 30, 2008 and 2007 (unaudited)	F-3

	Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2008 and 2007 (unaudited)	F-4

	Condensed Consolidated Statements of Stockholders’ Equity for the Six Months Ended June 30, 2008 (unaudited)	F-5

	Notes to Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2008 (unaudited)	F-6 to F-17

Item 2	Managements Discussion and Analysis of Financial Condition and Results of Operation	4

Item 3	Quantitative and Qualitative Disclosures About Market Risk	7

Item 4T	Controls and Procedures	8

	PART II—OTHER INFORMATION

Item 1	Legal Proceedings	8

Item 1A	Risk Factors	8

Item 2	Unregistered Sales of Equity Securities and Use of Proceeds	18

Item 3	Defaults Upon Senior Securities	18

Item 4	Submission of Matters to a Vote of Security Holders	18

Item 5	Other Information	18

Item 6	Exhibits	19

	SIGNATURES	19

2

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

This Quarterly Report on Form 10-Q/A, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2 of Part I of this report include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "intended," or "continue" or the negative of these terms or other comparable terminology. You should read statements that contain these words carefully, because they discuss our expectations about our future operating results or our future financial condition or state other "forward-looking" information. There may be events in the future that we are not able to accurately predict or control. Before you invest in our securities, you should be aware that the occurrence of any of the events described in this Annual Report could substantially harm our business, results of operations and financial condition, and that upon the occurrence of any of these events, the trading price of our securities could decline and you could lose all or part of your investment. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Quarterly Report to conform these statements to actual results.

3

PART I.   FINANCIAL INFORMATION

ITEM  1.  Financial Statements

INNOCOM TECHNOLOGY HOLDINGS, INC.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

Condensed Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007	F-2

Condensed Consolidated Statements of Operations And Comprehensive Income for the three and six months ended June 30, 2008 and 2007	F-3

Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2008 and 2007	F-4

Condensed Consolidated Statement of Stockholders’ Equity for the six months ended June 30, 2008	F-5

Notes to Condensed Consolidated Financial Statements	F-6 to F-17

F-1

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$543,064	$3,597
Inventories	106,241	-
Prepayments and other receivables	338,298	26,636

Total current assets	987,603	30,233

Non-current assets:
Investment in an unconsolidated affiliate	-	8,463,464
Intangible assets, net	5,306,966	5,603,129
Land use right, net	2,973,184	-
Property, plant and equipment, net	7,090,323	2,082

TOTAL ASSETS	$16,358,076	$14,098,908

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	$1,700,686	$-
Bill payable	496,033	-
Accounts payable	74,846	-
Amount due to a related party	240,254	128
Deferred revenue	149,139	400,290
Income tax payable	-	1,439,376
Other payables and accrued liabilities	1,852,569	197,697

Total current liabilities	4,513,527	2,037,491

TOTAL LIABILITIES	$4,513,527	$2,037,491

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value; 50,000,000 shares authorized; 37,898,251 shares and 37,898,251 shares issued and outstanding as of June 30, 2008 and December 31, 2007	37,898	37,898
Additional paid-in capital	6,901,232	6,901,232
Accumulated other comprehensive income	601,187	171,652
Retained earnings	4,304,232	4,950,635

Total stockholders’ equity	11,844,549	12,061,417

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$16,358,076	$14,098,908

See accompanying notes to condensed consolidated financial statements.

F-2

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

REVENUE, NET	$129,384	$358,975	$251,412	$653,846

OPERATING EXPENSES:
Sales and marketing	-	16,667	-	30,128
General and administrative	669,122	614,031	806,188	1,168,978

Total operating expenses	669,122	630,698	806,188	1,199,106

LOSS FROM OPERATIONS	(539,738)	(271,723)	(554,776)	(545,260)

Other income (expenses):
Gain on disposal of subsidiaries	-	599,737	-	599,737
Interest expenses	(102,704)	-	(102,704)	-
Interest income	11,077	4	11,077	6

(LOSS) INCOME BEFORE INCOME TAXES	(631,365)	328,018	(646,403)	54,483

Income tax expenses	-	(46,055)	-	(83,431)

NET (LOSS) INCOME	$(631,365)	$281,963	$(646,403)	$(28,948)

Other comprehensive (loss) income:
- Foreign currency translation (loss) gain	395,077	(217,104)	429,535	(266,193)

COMPREHENSIVE (LOSS) INCOME	$(236,288)	$64,859	$(216,868)	$(295,141)

Net (loss) income per share – Basic and diluted	$(0.02)	$0.01	$(0.02)	$(0.00)

Weighted average shares outstanding – basic and diluted	37,898,251	37,898,251	37,898,251	37,898,251

See accompanying notes to condensed consolidated financial statements.

F-3

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”))
(Unaudited)
	Six months ended June 30,
	2008	2007
Cash flows from operating activities:
Net loss	$(646,403)	$(28,949)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,246	500
Amortization of long-term deferred charges	-	979,646
Amortization of intangible assets	297,259	-
Gain on disposal of subsidiaries	-	(599,737)
Loss on disposal of plant and equipment	1,667
Change in operating assets and liabilities:
Inventories	(106,241)	-
Accounts receivable, trade	-	(623,718)
Prepaid expenses and other receivables	(311,661)	(3,020,236)
Accounts payable, trade	74,846	-
Deferred revenue	(251,151)	-
Other payables and accrued liabilities	(78,031)	39,480
Income tax payable	(1,439,376)	83,432
Amount due to a related party	99,937	3,301,260

Net cash (used in) provided by operating activities	(2,357,908)	131,678

Cash flows from investing activities:
Proceeds from disposal of subsidiaries (net of cash balance)	5,617,101	5,811,904
Acquisition of deferred expenditure	-	(5,964,519)
Payment for property, plant and equipment	(11,315)	-
Payment for land use right	(129,462)	-

Net cash provided by (used in) investing activities	5,476,324	(152,615)

Cash flows from financing activities:
Repayment of amount due to a related party	(5,204,104)	-
Proceeds from short-term bank loans	1,700,686	-
Proceeds from bill payables	496,033	-

Net cash used in financing activities	(3,007,385)	-

Effect of exchange rate changes on cash and cash equivalents	428,436	-

NET CHANGE IN CASH AND CASH EQUIVALENTS	539,467	(20,937)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,597	101,288

CASH AND CASH EQUIVALENTS, END OF PERIOD	$543,064	$80,351

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest expenses	$102,704	$-
See accompanying notes to condensed consolidated financial statements.

F-4

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Common stock			Accumulated
	No. of shares	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Total stockholders’ equity
Balance as of January 1, 2008	37,898,251	$37,898	$6,901,232	$171,652	$4,950,635	$12,061,417

Foreign currency translation adjustment	-	-	-	429,535	-	429,535

Net loss for the period	-	-	-	-	(646,403)	(646,403)

Balance as of June 30, 2008	37,898,251	$37,898	$6,901,232	$601,187	$4,304,232	$11,844,549
See accompanying notes to condensed consolidated financial statements.

F-5

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)
NOTE - 1   BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by management in accordance with both accounting principles generally accepted in the United States (“GAAP”), and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Certain information and note disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

In the opinion of management, the consolidated balance sheet as of December 31, 2007 which has been derived from audited financial statements and these unaudited condensed consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented. The results for the period ended June 30, 2008 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2008 or for any future period.

These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Management’s Discussion and the audited financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2007.

NOTE - 2   ORGANIZATION AND BUSINESS BACKGROUND

Innocom Technology Holdings, Inc. (the “Company” or “INCM”) was incorporated in the State of Nevada on June 26, 1998. On June 20, 2006, the Company changed its name from “Dolphin Productions, Inc.” to “Innocom Technology Holdings, Inc.”

For the six months ended June 30, 2008, the Company, through its subsidiaries is engaged in trading of mobile phone handsets and components.

On April 28, 2008, the Company disposed of a subsidiary, Chinarise Capital (International) Ltd. at a purchase price of $5,617,101.

On May 8, 2008, the Company completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in the People’s Republic of China (“the PRC”) upon the approval of its local government.

As of June 30, 2008, details of the Company’s subsidiaries are described below:
Name of company	Place and date of incorporation	Issued and fully paid capital	Principal activities

Innocom Technology Holdings Limited (“ITHL”) (Formerly Wisechamp Group Limited)	British Virgin Islands July 12, 2005	US$1 ordinary	Investment holding

Sky Talent Development Limited (“STDL”)	British Virgin Islands September 8, 2005	US$1 ordinary	Investment holding

Innocom Mobile Technology Limited (“IMTL”)	Hong Kong June 21, 2006	HK$2,000,000 ordinary	Inactive

Pender Holdings Ltd. (“Pender”)	British Virgin Islands August 15, 2003	US$1 ordinary	Trading of mobile phone handsets and components

Favor Will International Ltd. (“FWIL”)	British Virgin Islands July 11, 2007	US$1 ordinary	Investment holding

Changzhou Innocom Communication Technology Limited (“CICTL”)	The PRC January 19, 2007	RMB50,000,000	Manufacture of mobile phone handsets and components

F-6

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

INCM and its subsidiaries are hereinafter referred to as (the “Company”).

NOTE – 3   GOING CONCERN UNCERTAINTIES

These condensed consolidated financial statements have been prepared assuming that Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As of June 30, 2008, the Company had incurred a net loss of $646,403 and a negative operating cash flow of $2,357,908. The continuation of the Company is dependent upon the continuing financial support of shareholders and obtaining short-term and long-term financing, generating significant revenue and achieving profitability. The actions involve certain cost-saving initiatives and growing strategies, including the commencement of assembly lines in the production of mobile handsets in China. As a result, the consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company’s ability to continue as a going concern.

NOTE  - 4   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

☐	Use of estimates

In preparing these condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the years reported. Actual results may differ from these estimates.

☐	Basis of consolidation

The condensed consolidated financial statements include the financial statements of INCM and its subsidiaries.

All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

F-7

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

☐  Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

☐   Inventories

Inventories are stated at the lower of cost or market (net realizable value), cost being determined on a weighted average method. Costs include purchase of raw materials.

☐  Intangible assets

Intangible assets include trademarks of mobile phone handsets purchased from a third party. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), intangible assets with finite useful lives related to developed technology, customer lists, trade names and other intangibles are being amortized on a straight-line basis over the estimated useful life of the related asset.

These assets are carried at cost less accumulated amortization and are amortized on a straight-line basis over their estimated useful lives of 10 years beginning at the time the related trademarks are granted.

☐   Land use right

All lands in the People’s Republic of China (the “PRC”) are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is 45 years and they will expire in 2054.

No provision for amortization is made until such time as the relevant assets are put into operational use.

☐  Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

	Depreciable life	Residual value
Plant and machinery	5-10 years	5%
Furniture, fixtures and office equipment	5 years	5%

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

F-8

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

☐  Valuation of long-lived assets

Long-lived assets primarily include plant and equipment, land use right and intangible assets. In accordance with SFAS No. 144, “ Accounting for the Impairment or Disposal of Long-Lived Assets ”, the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results. There has been no impairment as of June 30, 2008.

☐  Revenue recognition

In accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition , the Company records revenue when services are received by the customers and realized the amounts net of provisions for discounts, allowance and taxes which are recognized at the time of services performed.

Starting from 2007, the Company has changed its role from a principal to an agent in trading activities of mobile phone handsets & related components. The Company recognizes its revenue on a net basis in compliance with EITF 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent” (“EITF 99-19”), because the Company:

(1)   determined that it no longer operates as the primary obligor in the trading activities,
(2)   typically is not responsible for damages to goods,
(3)   bears no credit and inventory risk,
(4)   earns commission income at a fixed rate of the gross amount billed to the customer.

For the period ended June 30, 2008, the Company recognizes $251,412 as net revenues, at a rate of 6.02% based on the gross amount of $4,173,207 billed to the customers.

For the period ended June 30, 2007, the Company recognizes $653,846 as net revenues, at a rate of 5.43% based on the gross amount of $12,051,282 billed to the customers.

☐  Comprehensive (loss) income

SFAS No. 130 , “Reporting Comprehensive Income” , establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statements of stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

F-9

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

☐  Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes” , which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company also adopts Financial Accounting Standards Board ("FASB") Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes" and FSP FIN 48-1, which amended certain provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company's tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

In connection with the adoption of FIN 48, the Company analyzed the filing positions in all of the federal, state and foreign jurisdictions where the Company and its subsidiaries are required to file income tax returns, as well as all open tax years in these jurisdictions. The Company adopted the policy of recognizing interest and penalties, if any, related to unrecognized tax positions as income tax expense. The Company did not have any unrecognized tax positions or benefits and there was no effect on the financial condition or results of operations for the period ended June 30, 2008. The Company’s tax returns remain open subject to examination by major tax jurisdictions.

☐  Net (loss) income per share

The Company calculates net (loss) income per share in accordance with SFAS No. 128, “Earnings per Share” . Basic (loss) income per share is computed by dividing the net (loss) income by the weighted-average number of common shares outstanding during the period. Diluted (loss) income per share is computed similar to basic (loss) income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

☐  Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is the United States dollar ("US$"). The Company’s subsidiaries operating in Hong Kong maintained their books and records in its local currency, Hong Kong Dollars ("HK$"), which are functional currencies as being the primary currency of the economic environment in which these entities operate.

F-10

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

In general, assets and liabilities are translated into US$, in accordance with SFAS No. 52, “ Foreign Currency Translation” , using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the respective period:

	2008	2007

Period end RMB:US$ exchange rate	6.8520	-
Average monthly RMB:US$ exchange rate	7.0504	-
Period end HK$:US$ exchange rate	7.8037	7.8000
Average monthly HK$:US$ exchange rate	7.7975	7.8000

☐  Stock-based compensation

The Company adopts SFAS No. 123 (revised 2004), " Share-Based Payment " ("SFAS No. 123(R)") using the fair value method. Under SFAS No. 123(R), the stock-based compensation is measured using the Black-Scholes Option-Pricing model on the date of grant under the modified prospective method. The fair value of stock-based compensation that are expected to vest are recognized using the straight-line method over the requisite service period.

☐  Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

☐  Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in the financial statements. For the period ended June 30, 2008 and 2007, the Company operates in one reportable segment in trading of mobile phone handsets & related components in Hong Kong.

☐  Fair value of financial instruments

The Company values its financial instruments as required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” . The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily consist of cash and cash equivalents, prepaid expenses and other receivable, amount due to a related party, income tax payable, other payables and accrued liabilities.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short term maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective period ends.

F-11

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

☐  Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company believes that SFAS 159 should not have a material impact on the consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. The Company is still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, or SFAS No. 160" ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company believes that SFAS 160 should not have a material impact on the consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future financial position or results of operations.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” ("SFAS No. 162"). This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles” . The Company does not expect the adoption of SFAS No. 162 to have a material effect on the financial condition or results of operations of the Company.

F-12

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE - 5   BUSINESS COMBINATION

On April 28, 2008, the Company entered into a Share Purchase Agreement with Xie Guo Qiang (“Qiang”) to sell the Company’s interest in Chinarise Capital (International) Ltd. for a consideration of $5,617,101 (equivalent to HK$43,813,385). For the six month ended June 30, 2008, no gain or loss was recognized from the disposal of a subsidiary.

Net assets disposed of:	Unaudited

Current assets	7,057,381
Current liabilities	(1,440,280)

Net assets	5,617,101

Total consideration, satisfied by cash	5,617,101

Gain or loss from the disposal	-

On May 8, 2008, the Company completed the establishment of a new subsidiary upon the approval from the PRC local government. The subsidiary is registered as a limited liability company on January 19, 2007 in Chang Zhou City, Jiang Su Province, the PRC with the registered and paid-in capital of $4,943,997 (equivalent to RMB37,960,812). As of June 30, 2008, the total investment in a subsidiary is approximated as $8,487,661 including the acquisition of land use rights and plant and equipment. Its operation is currently considered as the start up phase and principally engaged in manufacturing and trading of mobile communication products and components. The production from its assembly line will be commenced in the third quarter of 2008.

NOTE - 6   INTANGIBLE ASSETS

	June 30, 2008	December 31, 2007

Trademarks	$5,960,775	$5,960,775
Foreign translation difference	916	-
	5,961,691	5,960,775
Less: accumulated amortization	(654,905)	(357,754)
Less: foreign translation difference	180	108

Net book value	$5,306,966	$5,603,129

Amortization expense for the three and six months ended June 30, 2008 were $148,588and $297,259.

Trademarks will be used in the planned assembly line for mobile phone communication products and components in the PRC.

NOTE - 7   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	June 30, 2008	December 31, 2007

Plant and machinery	$7,085,542	$3,331
Furniture, fixtures and office equipment	4,950	-
Leasehold improvement	6,263	-
Foreign translation difference	(5,603)	-
	7,091,152	3,331
Less: accumulated depreciation	(828)	(1,249)
Less: foreign translation difference	(1)	-

Property, plant and equipment, net	$7,090,323	$2,082

F-13

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

Depreciation expense for the three and six months ended June 30, 2008 were $829 and $1,246.

For the six months ended June 30, 2008, the Company tested for impairment in accordance with the SFAS 142 and no impairment charge was required.

NOTE - 8   SHORT-TERM BANK LOANS

As of June 30, 2008, short-term bank loans were as fol lows:

	June 30, 2008	December 31, 2007
Short-term bank loans:
The Company’s wholly-owned subsidiary, CICTL has short-term bank loans, which are unsecured, payable to a financial institution in the PRC. The loans are subject to a renewal provision, as follows:

Equivalent to RMB7,000,000 with interest rate at 8.541% per annum payable monthly, repayable by July 25, 2008	$992,067	$-

Equivalent to RMB5,000,000 with interest rate at 8.856% per annum payable monthly, repayable by August 25, 2008	708,619	-

Total short-term bank loans	$1,700,686	$-

NOTE - 9   AMOUNT DUE TO A RELATED PARTY

As of June 30, 2008, a balance of $240,254 due to a director and a major shareholder of the Company, Mr. William Hui, represented temporary advance to the Company which was unsecured, interest-free and has no fixed repayment term. The imputed interest on the amount due to a stockholder was not significant.

NOTE - 10   OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the followings:

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)

Salaries and welfare payable	$67,409	$-
Temporary advances	23,527	-
Accrued expenses	44,979	197,697
Purchase payable to equipment vendors	1,716,654	-

	$1,852,569	$197,697

F-14

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE - 11   INCOME TAXES

For the period ended June 30, 2008 and 2007, the local (“the United States”) and foreign components of income (loss) before income taxes were comprised of the following:

	Six months ended June 30,
	2008	2007

Local	$(18,895)	$(1,020,198)
Foreign	(627,508)	1,074,681

(Loss) income before income taxes	$(646,403)	$54,483

The provision for income taxes consisted of the following:

	Six months ended June 30,
	2008	2007
Current:
Local	$-	$-
Foreign	-	83,431

Deferred:
Local	-	-
Foreign	-	-

Provision for income taxes	$-	$83,431

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company has subsidiaries that operate in various countries: United States, British Virgin Island and Hong Kong that are subject to tax in the jurisdictions in which they operate, as follows:

United States of America

The Company is registered in the State of Neveda and is subject to United States current tax law.

As of June 30, 2008, the United States operation incurred $6,140,777 of net operating losses available for federal tax purposes, which are available to offset future taxable income. The net operating loss carry forwards begin to expire in 2029. The Company has provided for a full valuation allowance for any future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

British Virgin Island

Under the current BVI law, the Company is not subject to tax on income.

F-15

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)
Hong Kong

For the six months ended June 30, 2008, no income tax expense for Hong Kong Profits Tax is provided for as the Company’s income neither arises in, nor is derived form Hong Kong under its tax law.

NOTE - 12   SHARE-BASED COMPENSATION

In 2006, the Company issued 3,000,000 shares of common stock upon exercise of rights under the share options. The fair value of the stock-based compensation services for the grant is calculated at $5,932,000 based on Black-Scholes Pricing Model and recorded as long-term deferred charges. For the six months ended June 30, 2007, the Company recognized the stock-based compensation expense of $979,646 and amortized to the statement of operation over the requisite service period.

On November 19, 2007, the Board of Directors approved the termination of certain service agreements because no services were rendered to the Company during 2007. Consistent with SFAS No. 123(R), “Share-Based Payment” using the fair value method, the Company immediately recognized as expense, over the requisite service period.

NOTE - 13   CONCENTRATION AND RISK

The Company is exposed to the followings concentrations of risk:

(a)   Major customers

For the six months ended June 30, 2008 and 2007, 100% of the Company’s assets were located in the PRC and Hong Kong and 100% of the Company’s revenues were generated from customers located in the PRC.

For the three and six months ended June 30, 2008, one customer represented more than 10% of the Company’s revenue and accounts receivable, respectively. This customer accounts for 100% of revenue amounting to $129,384 and 100% of revenue amounting to $251,412 for the three and six months ended respectively, with $0 of accounts receivable as of June 30, 2008.

For the three and six months ended June 30, 2007, one customer represented more than 10% of the Company’s revenue and accounts receivable, respectively. This customer accounts for 100% of revenue amounting to $358,975 and 100% of revenue amounting to $653,846 for the three and six months ended respectively, with $0 of accounts receivable as of June 30, 2007.

(b)   Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition, but does not require collateral to support such receivables.

(c)     Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of net income for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of RMB converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

F-16

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE - 14   COMMITMENT AND CONTINGENCIES

(a)   Operating lease commitment

The Company leases an office premise under a non-cancelable operating lease for a term of 2 years due June 15, 2010. Costs incurred under this operating lease are recorded as rent expense and totaled approximately $52,515 and $52,324 for the six months ended June 30, 2008 and 2007.

Period ending June 30,
2009	$130,990
2010	125,532

Total	$256,522

(b)   Capital commitment

As of June 30, 2008, the Company has the following capital commitments:

Planned establishment of a joint venture

The Company has entered into a Memorandum of Understanding (“MOU”) dated February 27, 2007 with a Korean listed company. Pursuant to this MOU, both parties are willing to set up a joint venture in PRC to promote a 3-D mobile contents platform. There is no definitive joint venture agreement entered up to the date of this report.

Planned acquisition of a company

The wholly-owned subsidiary of the Company, ITHL, has entered into a Letter of Intent (“LOI”) dated February 12, 2007 with a third party. Pursuant to this LOI, ITHL intends to acquire 100% interest of Shanghai BODA Electronic Co., Ltd. There is no definitive equity transfer agreement entered up to the date of this report.

F-17

ITEM 2.	MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

The following review concerns the three months ended June 30, 2008 and June 30, 2007, and six months ended June 30, 2008 and June 30, 2007, which should be read in conjunction with the financial statements and notes thereto presented in the Form 10-K.

Forward Looking Statements

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. We disclaim any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Overview and Future Plan of Operations

In the two quarters of 2008, our revenues dropped by 45% from $653,846 in 2007 to $358,975 in 2008 primarily resulting from longer low season period in respect of trading of mobile phone and related components..

In 2008, the Company will strengthen our trading of mobile phones and related components. On May 8, 2008, we have completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in Changzhou, Jiangsu Province, China upon the approval of its local government. We will put this assembling production factory in commercial production to assemble mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis. We expect meaningful revenue from this segment in the fourth quarter.

Results of Operations for the Three Months ended June 30, 2008 and June 30, 2007 and Six Months Ended June 30, 2008 and June 30, 2007

During the three months ended June 30, 2008, we experienced a net loss of $631,365 compared to a net income of $281,963 for the three months ended June 30, 2007. During the six months ended June 30, 2008, we experienced a net loss of $646,403 compared to a net loss of $28,948 for the six months ended June 30, 2007. The loss is attributable to fierce competition of mobile phone industry and increase of staff cost upon establishment of assembling plant.

Revenue

During the three months ended June 30, 2008, we derived $129,384 revenue from our Trading of Mobile Phone and Related Component operations, representing a decrease in revenue of $122,028 or 49% decrease from the comparable three months ended June 30, 2007 in which revenue to $251,412.

During the six months ended June 30, 2008, we derived $358,975 revenue from our Trading of Mobile Phone and Related Component operations, representing a decrease in revenue of $294,871 or 45% decrease from the comparable six months ended June 30, 2007 in which revenue to $653,846.

As a result of fierce competition, we sustain a drop in revenue in both reported periods.

4

Cost of Sales

As our trading cost is netted with billed value as revenue, the Company does not have any cost of sales.

Administrative Expenses

Below table sets out the analysis of general and administrative expenses:

	Three Months ended June 30,		Six Months ended June 30,
	2008	2007	2008	2007
Total general and administrative expenses before recovery from over-provided audit fee of $110,000 during three months March 31, 2008	$669,122	$614,031	$916,188	$1,168,978
Less: Non-cash items	149,417	491,321	298,505	980,146
	$519,705	$122,710	$617,683	$188,832

The increase in general and administrative expenses was primarily attributable to increase in full time employees from 2 to 130 upon completion of establishment of a new subsidiary in Changzhou.

Below table sets out the components of non-cash items:

	Three Months ended June 30,		Six Months ended June 30,
	2008	2007	2008	2007
Depreciation	$829	$(1,208)	$1,246	$500
Amortization of intangible assets	148,588	-	297,259	-
Amortization of long-term deferred consultancy fee	-	492,529	-	979,646
	$149,417	$491,321	$298,505	$980,146

The depreciation policy adopted in for the fiscal year 2008 was consistent with that adopted in 2007.

The increase in amortization of intangible assets is due to acquisition of trade mark for our mobile phones at the end of the second quarter period of 2007. The amortization is made over purchase period of 10 years.

The amortization of long-term deferred consultancy fee during the three months ended March 31, 2008 and six months ended June 30, 2008 decrease as the deferred charges have been written off during the last quarter of 2007.

Other Income

Total other income for both periods presented was immaterial and consisted of the following:

	Three Months ended June 30, 2008	Three Months ended June 30, 2007	Six Months ended June 30, 2008	Six Months ended June 30, 2007
Interest income	$11,077	$4	$11,077	$6

Interest expense	$102,704	$-	$102,704	$-

5

Net Loss

Net loss for the six months ended June 30, 2008 was $646,403 compared to net loss of $28,948 for the six months ended June 30, 2007. Loss of both periods is primarily attributed to seasonal effect of low season period. The increase of loss for the six months ended June 30, 2008 is attributable to fierce competition of mobile phone industry and increase of staff cost upon establishment of assembling plant.

Trends, Events, and Uncertainties

On May 8, 2008, we have completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in Changzhou, Jiangsu Province, China upon the approval of its local government. Trial assembling of mobile phones has been completed. We will assemble mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis.

Liquidity and Capital Resources for the Six Months Ended June 30, 2008 and 2007

Cash flows from operating activities

We experienced negative cash flows used in operations in the amount of $2,357,908 for the six months ended June 30, 2008 as compared with positive cash flow provided by the operations in the amount of $131,678 for the six months ended June 30, 2007.

Cash flows from investing activities

During six months ended June 30, 2008, we had positive cash flow provided by investment activities in the amount of $5,476,324. We received proceed from disposal of subsidiaries of $5,617,101. We used $11,315 to purchase property, plant and equipment and made a capital payment of $129,462 in acquisition of land use right.

During six months ended June 20, 2007, we experienced negative cash flow used in investment activities in the amount of $152,615. We received proceed from disposal of subsidiaries of $5,811,904 and incurred a capital payment of $5,964,519 in acquisition of deferred expenditure

Cash flows from financing activities

During six months ended June 30, 2008, we experienced negative cash flows in financing activities in the amount of $3,007,385. We repay advance from a related party in the amount of $5,204,104. On the other hand, we obtained short-term bank loans and note payable of $1,700,686 and $496,033 respectively.

During six months ended June 30, 2007, there are no financing activities.

Liquidity

On a long-term basis, our liquidity will be dependent on establishing profitable operations, receipt of revenues, additional infusions of capital and additional financing. If necessary, we may raise capital through an equity or debt offering. The funds raised from this offering will be used to develop and execute our business plan. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected. Additionally, we will have to significantly modify our plans.

Critical Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

6

Details of critical accounting policies are set out in notes to the financial statements included in Item 1.

Employees

As of June 30, 2008, we had approximately 130 full-time employees employed in Greater China. From time to time we employ independent contractors to support our production, engineering, marketing, and sales departments.

Website Access to our SEC Reports

Our Internet website address is www.innocomtechnology.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our Annual Reports on Form 10-K; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Proxy Statements for our Annual Stockholder Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

You may also obtain copies of our reports without charge by writing to:

Attn: Investor Relations
Suite 1501, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong, PRC

The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or through the SEC website at www.sec.gov. The Public Reference Room may be contact at (800) SEC-0330. You may also access our other reports via that link to the SEC website.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in Renminbi. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar fina ncial stat em ents will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

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ITEM 4T.   CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures .

Based on an evaluation under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Section 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act") were effective as of June 30, 2008 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2008, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings at this time, and management is not aware of any contemplated proceeding by any governmental authority.

ITEM 1A.   RISK FACTORS

Our sales and profitability depend on the continued growth of the mobile communications industry as well as the growth of the new market segments within that industry in which we have recently invested. If the mobile communications industry does not grow as we expect, or if the new market segments on which we have chosen to focus and in which we have recently invested grow less than expected, or if new faster-growing market segments emerge in which we have not invested, our sales and profitability may be adversely affected.

Our business depends on continued growth in mobile communications in terms of the number of existing mobile subscribers who upgrade or simply replace their existing mobile devices, the number of new subscribers and increased usage. As well, our sales and profitability are affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile devices that feature these services. These developments in our industry are to a certain extent outside of our control. For example, we are dependent on operators in highly penetrated markets to successfully introduce services that cause a substantial increase in usage of voice and data. Further, in order to support a continued increase in mobile subscribers in certain low-penetration markets, we are dependent on operators to increase their sales volumes of lower-cost mobile devices and to offer affordable tariffs. If operators are not successful in their attempts to increase subscrib er numbers, stimulate increased usage or drive replacement sales, our business and results of operations could be materially adversely affected.

Our industry continues to undergo significant changes. First, the mobile communications, information technology, media and consumer electronics industries are converging in some areas into one broader industry leading to the creation of new mobile devices, services and ways to use mobile devices. Second, while participants in the mobile communications industry once provided complete products and solutions, industry players are increasingly providing specific hardware and software layers for products and solutions. As a result of these changes, new market segments within our industry have begun to emerge and we have made significant investments in new business opportunities in certain of these market segments, such as smart-phones, imaging, games, music and enterprise mobility infrastructure. However, a number of the new market segments in the mobile communications industry are still in early states of their development, and it may be difficult for us to accurately predict which new market segments are the most advantageous for us to focus on. As a result, if the segments on which we have chosen to focus grow less than expected, we may not receive a return on our investment as soon as we expect, or at all. We may also forego growth opportunities in new market segments of the mobile communications industry on which we do not focus.

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Our results of operations, particularly our profitability, may be adversely affected if we do not successfully manage price erosion related to our products.

In the future, if, for competitive reasons, we need to lower the selling prices of certain of our products and if we cannot lower our costs at the same rate or faster, this may have a material adverse effect on our business and results of operations, particularly our profitability. To mitigate the impact of mix shifts on our profitability, we implement product segmentation with the aim of designing appropriate features with an appropriate cost basis for each customer segment. Likewise, we endeavor to mitigate the impact on our profitability of price erosion of certain features and functionalities by seeking to correctly time the introduction of new products, in order to align such introductions with declines in the prices of relevant components. We cannot predict with any certainty whether or to what extent we may need to lower prices for competitive reasons again and how successful we will be in aligning our cost basis to the pricing at any given point in time. Price erosion is a normal characteristic of the mobile devices industry, and the products and solutions offered by us are also subject to natural price erosion over time. If we cannot reduce our costs at the same rate, our business may be materially adversely affected. Although we may take actions to mitigate price erosion, such as strengthening the Company brand in order to support a price premium over certain of our competitors, there can be no assurance that we will be successful in this regard.

We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop these technologies or to successfully commercialize them as new advanced products and solutions that meet customer demand, or fail to do so on a timely basis, it may have a material adverse effect on our business, our ability to meet our targets and our results of operations.

In order to succeed in our markets, we believe that we must develop or otherwise acquire complex, evolving technologies to use in our business. However, the development and use of new technologies, applications and technology platforms for our mobile devices involves time, substantial costs and risks both within and outside of our control. This is true whether we develop these technologies internally, by acquiring or investing in other companies or through collaboration with third parties.

The technologies, functionalities and features on which we choose to focus may not achieve as broad or timely customer acceptance as we expect. This may result from numerous factors including the availability of more attractive alternatives or a lack of sufficient compatibility with other existing technologies, products and solutions. Additionally, even if we do select the technologies, functionalities and features that customers ultimately want, we or the companies that work with us may not be able to bring them to the market at the right time.

Furthermore, as a result of ongoing technological developments, our products and solutions are increasingly used together with components or layers that have been developed by third parties, whether or not the Company has authorized their use with our products and solutions. However, such components, such as batteries, or layers, such as software applications, may not be compatible with our products and solutions and may not meet our and our customers' quality, safety or other standards. As well, certain components or layers that may be used with our products may enable our products and solutions to be used for objectionable purposes, such as to transfer content that might be hateful or derogatory. The use of our products and solutions with incompatible or otherwise substandard components or layers, or for purposes that are inappropriate, is largely outside of our control and could harm the Company brand.

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We need to understand the different markets in which we operate and meet the needs of our customers, which include mobile network operators, distributors, independent retailers and enterprise customers. We need to have a competitive product portfolio, and to work together with our operator customers to address their needs. Our failure to identify key market trends and to respond timely and successfully to the needs of our customers may have a material adverse impact on our market share, business and results of operations.

We serve a diverse range of customers, ranging from mobile network operators, distributors, independent retailers to enterprise customers, across a variety of markets. In many of these markets, the mobile communications industry is at different stages of development, and many of these markets have different characteristics and dynamics, for example, in terms of mobile penetration rates and technology, feature and pricing preferences. Establishing and maintaining good relationships with our customers and understanding trends and needs in their markets require us to constantly obtain and evaluate a complex array of feedback and other data. We must do this efficiently in order to be able to identify key market trends and address our customers' needs proactively and in a timely manner. If we fail to analyze correctly and respond timely and appropriately to customer feedback and other data, our business may be materially adversely affected.

Certain mobile network operators require mobile devices to be customized to their specifications, by requesting certain preferred features, functionalities or design, together with co-branding with the network operator's brand. We believe that customization is an important element in gaining increased operator customer satisfaction and we are working together with operators on product planning as well as accelerating product hardware and software customization programs. These developments may result in new challenges as we provide customized products, such as the need for us to produce mobile devices in smaller lot sizes, which can impede our economies of scale, or the potential for the erosion of the Company brand, which we consider to be one of our key competitive advantages.

In order to meet our customers' needs, we need to introduce new devices on a timely basis and maintain a competitive product portfolio. For the Company, a competitive product portfolio means a broad and balanced offering of commercially appealing mobile devices with attractive features, functionality and design for all major user segments and price points. If we do not achieve a competitive portfolio, we believe that we will be at a competitive disadvantage, which may lead to lower revenue and lower profits.

The competitiveness of our portfolio is also influenced by the value of the Company brand. A number of factors, including actual or even alleged defects in our products and solutions, may have a negative effect on our reputation and erode the value of the Company brand.

Competition in our industry is intense. Our failure to respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.

The markets for our products and solutions are intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We are facing increased competition from both our traditional competitors in the mobile communications industry as well as a number of new competitors, particularly from countries where production costs tend to be lower. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, different design approaches and alternative technologies than ours. In addition, some competitors have chosen a strategy of focusing on productization based on commercially available technologies and components, which may enable them to introduce products faster and with lower levels of research and development spending than the Company.

As a result of developments in our industry, we also expect to face new competition from companies in related industries, such as consumer electronics manufacturers and business device and solution providers, including but not limited to Dell, HP, Microsoft, Nintendo, Palm, Research in Motion and Sony. Additionally, because mobile network operators are increasingly offering mobile devices under their own brand, we face increasing competition from non-branded mobile device manufacturers. If we cannot respond successfully to these competitive developments, our business and results of operations may be materially adversely affected.

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Reaching our sales, profitability, volume and market share targets depends on numerous factors. These include our ability to offer products and solutions that meet the demands of the market and to manage the prices and costs of our products and solutions, our operational efficiency, the pace of development and acceptance of new technologies, our success in the business areas that we have recently entered, and general economic conditions. Depending on those factors, some of which we may influence and others of which are beyond our control, we may fail to reach our targets and we may fail to provide accurate forecasts of our sales and results of operations .

A variety of factors discussed throughout these Risk Factors could affect our ability to reach our targets and give accurate forecasts. Although, we can influence some of these factors, some of them depend on external factors that are beyond our control.  In our mobile device businesses, we seek to maintain healthy levels of sales and profitability through offering a competitive portfolio o f mobile devices, growing faster than the market, working to improve our operational efficiency, controlling our costs, and targeting timely and successful product introductions and shipments. The quarterly and annual sales and operating results in our mobile device businesses also depend on a number of other factors that are not within our control. Such factors include the global growth in mobile device volumes, which is influenced by, among other factors, regional economic factors, competitive pressures, regulatory environment, the timing and success of product and service introductions by various market participants, including network operators, the commercial acceptance of new mobile devices, technologies and services, and operators' and distributors' financial situations. Our sales and operating results are also impacted by fluctuations in exchange rates and at the quarterly level by seasonality. In developing markets, the availability and cost, through affordable tariffs, of mobile phone service compared with the availability and cost of fixed line networks may also impact volume growth.

In our mobile networks business, we also seek to maintain healthy levels of sales and profitability and try to grow faster than the market. Our networks business's quarterly and annual net sales and operating results can be affected by a number of factors, some of which we can influence, such as our operational efficiency, the level of our research and development investments and the deployment progress and technical success we achieve under network contracts. Other relevant factors include operator investment behavior, which can vary significantly from quarter to quarter, competitive pressures and general economic conditions although these are not within our control.

The new business areas that we have entered may be less profitable than we currently foresee, or they may generate more variable operating results than we currently foresee. We expect to incur short-term operating losses in certain of these new business areas given our early stage investments in research and development and marketing in particular. Also our efforts in managing prices and costs in the long-term, especially balancing prices and volumes with research and development costs, may prove to be inadequate.

Although we may announce forecasts of our results of operations, uncertainties affecting any of these factors, particularly during difficult economic conditions, render our forecasts difficult to make, and may cause us not to reach the targets that we have forecasted, or to revise our estimates.

Our sales and results of operations could be adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption, or fail to ensure that our products and solutions meet our and our customers' quality, safety and other requirements and are delivered in time.

Our manufacturing and logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve manufacturing efficiency and flexibility. We may experience difficulties in adapting our supply to the demand for our products, ramping up or down production at our facilities, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, or achieving manufacturing efficiency and flexibility, whether we manufacture our products and solutions ourselves or outsource to third parties. Such difficulties may have a material adverse effect on our sales and results of operations and may result from, among other things: delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing and logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Also, a failure or an interruption could occur at any stage of our product creation, manufacturing and delivery processes, resulting in our products and solutions not meeting our and our customers' quality, safety and other requirements, or being deliv ered late, which could have a material adverse effect on our sales, our results of operations and reputation and the value of the Company brand.

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We depend on our suppliers for the timely delivery of components and for their compliance with our supplier requirements, such as, most notably, our and our customers' product quality, safety and other standards. Their failure to do so could adversely affect our ability to deliver our products and solutions successfully and on time.

Our manufacturing operations depend to a certain extent on obtaining adequate supplies of fully functional components on a timely basis. Our principal supply requirements are for electronic components, mechanical components and software, which all have a wide range of applications in our products. Electronic components include integrated circuits, microprocessors, standard components, memory devices, cameras, displays, batteries and chargers while mechanical components include covers, connectors, key mats and antennas. In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and solutions on a timely basis. Moreover, even if we attempt to select our suppliers and manage our supplier relationships with scrutiny, a component supplier may fail to meet our supplier requirements, such as, most notably, our and our customers' product quality, safety and other standards, and consequently some of our products are unacceptable to us and our customers, or we may fail in our own quality controls. Moreover, a component supplier may experience delays or disruption to its manufacturing, or financial difficulties. Any of these events could delay our successful delivery of products and solutions, which meet our and our customers' quality, safety and other requirements, or otherwise adversely affect our sales and our results of operations. Also, our reputation and brand value may be affected due to real or merely alleged failures in our products and solutions.

We are developing a number of our new products and solutions together with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or in a timely way and this could have a material adverse impact on our sales and profitability.

We continue to invite the providers of technology, components or software to work with us to develop technologies or new products and solutions. These arrangements involve the commitment by each company of various resources, including technology, research and development efforts, and personnel. Although the target of these arrangements is a mutually beneficial outcome for each party, our ability to introduce new products and solutions that meet our and our customers' quality, safety and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize: the arrangements with the companies that work with us do not develop as expected, the technologies provided by the companies that work with us are not sufficiently protected or infringe third parties' intellectual property rights in a way that we cannot foresee or prevent, the technologies, products or solutions supplied by the companies that work with us do not meet the required quality, safety and other standards or customer needs, our own quality controls fail, or the financial standing of the companies that work with us deteriorates.

Our operations rely on complex and highly centralized information technology systems and networks. If any system or network disruption occurs, this reliance could have a material adverse impact on our operations, sales and operating results.

Our operations rely to a significant degree on the efficient and uninterrupted operation of complex and highly centralized information technology systems and networks, which are integrated with those of third parties. Any failure or disruption of our current or future systems or networks could have a material adverse effect on our operations, sales and operating results. Furthermore, any data leakages resulting from information technology security breaches could also adversely affect us.

All information technology systems are potentially vulnerable to damage or interruption from a variety of sources. We pursue various measures in order to manage our risks related to system and network disruptions, including the use of multiple suppliers and available information technology security. However, despite precautions taken by us, an outage in a telecommunications network utilized by any of our information technology systems, virus or other event that leads to an unanticipated interruption of our information technology systems or networks could have a material adverse effect on our operations, sales and operating results.

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Our products and solutions include increasingly complex technology involving numerous new patented and other proprietary technologies, as well as some developed or licensed to us by certain third parties. As a consequence, evaluating the protection of the technologies we intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties' intellectual property rights. The use of increasingly complex technology may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and solution offerings, and/or costly and time-consuming litigation. Third parties may also commence actions seeking to establish the invalidity of intellectual property rights on which we depend.

Our products and solutions include increasingly complex technology involving numerous new Company patented and other proprietary technologies, as well as some developed or licensed to us by certain third parties. As the amount of such proprietary technologies needed for our products and solutions continues to increase, the number of parties claiming rights continues to increase and become more fragmented within individual products, and as the complexity of the technology and the overlap of product functionalities increases, the possibility of more infringement and related intellectual property claims against us also continues to increase. The holders of patents potentially relevant to our product and solution offerings may be unknown to us, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could damage our ability to rely on such technologies.

In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid risks of intellectual property rights infringement created by suppliers of components and various layers in our products and solutions or by companies with which we work in cooperative research and development activities. Similarly, we and our customers may face claims of infringement in connection with our customers' use of our products and solutions. Finally, as all technology standards, including those used and relied on by us, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe that the number of third parties declaring their intellectual property to be relevant to these standards is increasing, which may increase the likelihood that we will be subject to such claims in the future.

Any restrictions on our ability to sell our products and solutions due to expected or alleged infringements of third party intellectual property rights and any intellectual property rights claims, regardless of merit, could result in material losses of profits, costly litigation, the payment of damages and other compensation, the diversion of the attention of our personnel, product shipment delays or the need for us to develop non-infringing technology or to enter into royalty or licensing agreements. If we were unable to develop non-infringing technology, or if royalty or licensing agreements were not available on commercially acceptable terms, we could be precluded from making and selling the affected products and solutions. As new features are added to our products and solutions, we may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a negative effect on our operating results.

In addition, other companies may commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position. If any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from licensing the invalidated or limited portion of our intellectual property rights. Even if such a patent challenge is not successful, it could be expensive and time consuming, divert management attention from our business and harm our reputation. Any diminution of the protection that our own intellectual property rights enjoy could cause us to lose some of the benefits of our investments in R&D, which may have a negative effect on our results of operations.

If we are unable to recruit, retain and develop appropriately skilled employees, we may not be able to implement our strategies and, consequently, our results of operations may suffer.

We must continue to recruit, retain and through constant competence training develop appropriately skilled employees with a comprehensive understanding of our businesses and technologies. As competition for skilled personnel remains keen, we seek to create a corporate culture that encourages creativity and continuous learning. We are also continuously developing our compensation and benefit policies and taking other measures to attract and motivate skilled personnel. Nevertheless, we have encountered in the past, and may encounter in the future, shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies and harm our results of operations.

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The global networks business relies on a limited number of customers and large multi-year contracts. Unfavorable developments under such a contract or in relation to a major customer may affect our sales, our results of operations and cash flow adversely.

Large multi-year contracts, which are typical in the networks industry, include a risk that the timing of sales and results of operations associated with these contracts will be different than expected. Moreover, they usually require the dedication of substantial amounts of working capital and other resources, which impacts our cash flow negatively. Any non-performance by us under these contracts may have significant adverse consequences for us because network operators have demanded and may continue to demand stringent contract undertakings such as penalties for contract violations.

Our sales derived from, and assets located in, emerging market countries may be adversely affected by economic, regulatory and political developments in those countries. As sales from these countries represent an increasing portion of our total sales, economic or political turmoil in these countries could adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to other risks and uncertainties.

We generate sales from and have invested in various emerging market countries. As sales from these countries represent an increasing portion of our total sales, economic or political turmoil in these countries could adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, incidents of terrorist activity, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

Allegations of health risks from the electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of mobile devices or by causing us to allocate monetary and personnel resources to these issues.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices. While a substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels withi n the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be  certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that would adversely affect our sales and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.

Although the Company products and solutions are designed to meet all relevant safety standards and recommendations globally, no more than a perceived risk of adverse health effects of mobile communications devices could adversely affect us through a reduction in sales of mobile devices or increased difficulty in obtaining sites for base stations, and could have a negative effect on our reputation and brand value as well as harm our share price.

Changes in various types of regulation in countries around the world could affect our business adversely.

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work or our customers do business. As a result, changes in various types of regulations applicable to current or new technologies, products or services could affect our business adversely. For example, it is in our interest that the Federal Communications Commission maintains a regulatory environment that ensures the continued growth of the wireless sector in the United States. In addition, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks.

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Moreover, the implementation of new technological or legal requirements, such as the requirement in the United States that all handsets must be able to indicate their physical location, could impact our products and solutions, manufacturing or distribution processes, and could affect the timing of product and solution introductions, the cost of our production, products or solutions as well as their commercial success. Finally, export control, tariff, environmental, safety and other regulation that adversely affects the pricing or costs of our products and solutions as well as new services related to our products could affect our net sales and results of operations. The impact of these changes in regulation could affect our business adversely even though the specific regulations do not always directly apply to us or our products and solutions.

Our future revenues and results of operations may be difficult to forecast and results in prior periods may no be indicative of future results.

At times in the past and in certain segments, our revenues have fluctuated on a quarterly and annual basis as well as grown significantly and have decreased significantly. Accurate predictions of future revenues are difficult because of the rapid changes in the markets in which we operate.

Our results of operations have fluctuated and may continue to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

o the addition of new clients or the loss of existing clients;

o changes in fees paid by advertisers or other clients;

o the introduction of new mobile technology services by us or our competitors;

o variations in the levels of capital or operating expenditures and other costs relating to the maintenance or expansion of our operations, including personnel costs;

o seasonality;

o changes in results of operations brought about by newly acquired businesses or new joint ventures, which may be exceedingly difficult to predict due to management's lack of history with such businesses or joint ventures;

o changes in governmental regulation of mobile communications; and

o general economic conditions.

Our future revenues and results of operations may be difficult to forecast due to the above factors and the time we may need to adequately respond to any changes in them. Our profit margins may suffer if we are unable to pass some of the costs on to our customers. In addition, our expense levels are based in large part on our investment plans and estimates of future revenues. Any increased expenses may precede or may not be followed by increased revenues, as we may be unable to, or may elect not to, adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, we believe that period-to-period and year-to-year comparisons of our results of operations may not be meaningful.

Acquisitions may harm our financial results.

Acquisitions have been part of our growth and may continue to be part of our growth in the future. Our acquisitions may be of entire companies, certain assets of companies, controlling interests in companies or of minority interests in companies where we intend to invest as part of a strategic alliance. If we are not successful in integrating companies that we acquire or are not able to generate adequate sales from the acquired entities, our business could be materially and adversely affected.

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We depend on proprietary rights and we face the risk of infringement.

Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of copyright, trade secret and trademark law. Patent applications and trademark applications we submit may not be approved. Even if they are approved, such patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of such trademarks will be restricted unless we enter into arrangements with such third parties that may be unavailable on commercially reasonable terms.

We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in many foreign countries in which we operate, where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

We have, from time to time, been, and may in the future be, subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or by customers who employ our advertising solutions. We may be required, or may elect, to indemnify these parties against such claims. Such claims and any resultant litigation could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to such claims or litigation unless we enter into arrangements with the third parties responsible for such claims or litigation, which may be unavailable on commercially reasonable terms, if at all.

Future currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China and Hong Kong use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in currencies other than the U.S. dollar. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. We can offer no assurance that these will be stable against the U.S. dollar or any other foreign currency.

The income statements of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries' financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity's functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks.

16

Changes to existing accounting pronouncements, including SFAS 123R, or taxation rules or practices may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Pursuant to SEC rules, we are required to implement the Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") starting in the first quarter of 2006. SFAS 123R requires us to measure compensation costs for all share-based compensation (including stock options and our employee stock purchase plan, as currently constructed) at fair value and take compensation charges equal to that value. The method that we use to determine the fair value of stock options is based upon, among other things, the volatility of our ordinary shares. The price of our ordinary shares has historically been volatile. Therefore, the requirement to measure compensation costs for all share-based compensation under SFAS 123R could negatively affect our profitability and the trading price of our ordinary shares. SFAS 123R and the impact of expensing on our reported results could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. This change to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management's time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the Nasdaq National Market. Any such action could adversely affect our financial results and the market price of our ordinary shares.

Our stock price has been historically volatile and may continue to be volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the three months ended June 30, 2008, the closing sale prices of our ordinary shares on the Over-the-Counter Bulletin Board ranged from $0.15 to $0.30 per share and the closing sale price on August 15, 2008 was $0.15 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions or regulations and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for China-related and mobile phone-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

We may be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the nature of our income and assets, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to you. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to more burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis, and those determinations depend on the composition of our income and assets, including goodwill, from time to time. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of PFIC treatment, you should be aware that certain factors that could affect our classification as PFIC are out of our control. For example, the calculation of assets for purposes of the PFIC rules depends in large part upon the amount of our goodwill, which in turn is based, in part, on the then market value of our shares, which is subject to change. Similarly, the composition of our income and assets is affected by the extent to which we spend the cash we have raised on acquisitions and capital expenditures. In addition, the relevant authorities in this area are not clear and so we operate with less than clear guidance in our effort to minimize the risk of PFIC treatment. Therefore, we cannot be sure whether we are not and will not be a PFIC for the current or any future taxable year. In the event we are determined to be a PFIC, our stock may become less attractive to U.S. investors, thus negatively impacting the price of our stock.

17

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.

Third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

Our failure to compete successfully may hinder our growth.

The markets for mobile technology and related products and services are intensely competitive and such competition is expected to increase. Our failure to compete successfully may hinder our growth. We believe that our ability to compete depends upon many factors both within and beyond our control, including:

o the development of new mobile technology;

o the timing and market acceptance of new products and enhancements of existing services developed by us and our competitors;

o the ability to attract and retain qualified personnel;

o changing demands regarding customer service and support;

o shifts in sales and marketing efforts by us and our competitors; and

o the ease of use, performance, price and reliability of our services and products.

Some of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than ours. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective clients. In addition, most online advertising companies are seeking to broaden their business models, so that companies that do not currently compete directly wi th us may decide to compete more directly with us in the future. We may be unable to compete successfully against current or future competitors.

ITEM 2.   UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.   OTHER INFORMATION

None.

18

ITEM 6.   EXHIBITS

INDEX TO EXHIBITS
OF
INNOCOM TECHNOLOGY HOLDINGS, INC.

31.1	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Executive Officer

31.2	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Financial Officer

32.1	Section 1350 Certification of Chief Executive Officer

32.2	Section 1350 Certification of Chief Financial Officer

99.1	Unaudited Pro forma Financial Information

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOM TECHNOLOGY HOLDINGS, INC.

/s/ William Yan Sui Hui
Dated: July 21, 2010	William Yan Sui Hui, Chief Executive Officer (Principal executive officer)

/s/ Cheung Wai Hung, Eddie
Dated: July 21, 2010	Cheung Wai Hung, Eddie, Chief Financial Officer (Principal financial officer)

19

EXHIBIT 31.1

CERTIFICATIONS

I, William Yan Sui Hui, certify that:

1. I have reviewed this Form 10-Q/A for the period ending June 30, 2008, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business iss  uer's intern al control over financial reporting.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui , Chief Executive Officer

20

EXHIBIT 31.2

CERTIFICATIONS

I, Cheung Wai Hung, Eddie, certify that:

1. I have reviewed this Form 10-Q/A for the period ending June 30, 2008, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business is  suer's inter na l control over financial reporting.

Date: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer

21

EXHIBIT 32.1

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended June 30, 2008 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui , Chief Executive Officer

22

EXHIBIT 32.2

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended June 30, 2008 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc. and will be retained by Innocom Technology Holdings, Inc. and furnished to the Securities a

Date: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie , Chief Financial Officer

23

EXHIBIT 99.1

INNOCOM TECHNOLOGY HOLDINGS, INC Unaudited Pro forma Financial Information

24

INNOCOM TECHNOLOGY HOLDINGS, INC
NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
(Currency expressed in United States Dollars (“US$”))

On April 28, 2008, the Company entered into a Share Purchase Agreement with Xie Guo Qiang (“Qiang”) to sell the Company’s interest in Chinarise Capital (International) Ltd. (“CCIL”) for a consideration of $5,617,101 (equivalent to HK$43,813,385). For the six month ended June 30, 2008, no gain or loss was recognized from the disposal of a subsidiary.

The following unaudited pro forma condensed financial statements give effect to the disposal of CCIL as if such transaction occurred as at such date. The unaudited pro forma financial statements are based on the respective historical financial statements and the notes thereto of INCM and CCIL. The unaudited pro forma condensed balance sheets are derived from the historical balance sheets of INCM and CCIL as of June 30, 2008. The unaudited pro forma condensed statement of operations gives effect to the Disposal as if such transaction occurred at the beginning of the periods presented. The unaudited pro forma condensed statement of operations for the six months ended June 30, 2008 is derived from the unaudited financial statements of INCM and CCIL.

The following unaudited pro forma condensed financial statements have been prepared for illustrative purposes only and do not purport to reflect the results the combined company may achieve in future periods or the historical results that would have been obtained. These unaudited pro forma condensed financial statements, including the notes hereto, should be read in conjunction with the historical consolidated financial statements for the Company.

The pro forma adjustments are based upon available information and certain assumptions we believe are reasonable under the circumstances. These unaudited pro forma condensed financial statements should be read in conjunction with the accompanying notes and assumptions and the historical financial statements of INCM.

25

INNOCOM TECHNOLOGY HOLDINGS, INC
UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
AS OF JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))

	INCM Consolidated	CCIL	Proforma Adjustment (1)	Pro forma after Disposal
ASSETS
Current assets:
Cash and cash equivalents	$545,431	$2,367	(2,367)	$543,064
Inventories	106,241	-	-	106,241
Amounts due from a related party	6,811,415	7,051,669	(6,811,415)	-
Prepayments and other receivables	338,298	-	-	338,298

Total current assets	7,801,385	7,054,036		987,603

Non-current assets:
Intangible assets, net	5,306,966	-		5,306,966
Land use right, net	2,973,184	-		2,973,184
Plant and equipment, net	7,090,323	-		7,090,323

TOTAL ASSETS	$23,171,858	$7,054,036		$16,358,076

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short term bank loan	$1,700,686	-	-	$1,700,686
Bill payable	496,033	-	-	496,033
Trade payable	74,846	-	-	74,846
Receipt in advance	149,139	-	-	149,139
Amount due to a related party	-	-	240,254	240,254
Income tax payable	1,439,597	1,439,597	(1,439,597)	-
Other payables and accrued liabilities	1,852,569	-	-	1,852,569

Total current liabilities	5,712,870	1,439,597		4,513,527

Stockholders’ equity:
Common stock	37,898	1	-	37,898
Additional paid in capital	6,901,232	-	-	6,901,232
Accumulated other comprehensive income	596,747	(38,653)	4,440	601,187
Accumulated deficit	9,923,111	5,653,091	(5,618,879)	4,304,232

Total stockholders’ equity	17,458,988	5,614,439	-	11,844,549

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$23,171,858	$7,054,036		$16,358,076

26

INNOCOM TECHNOLOGY HOLDINGS, INC
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(Currency expressed in United States Dollars (“US$”))

	INCM	CCIL	Proforma Adjustment (1)	Pro forma after Disposal

Revenue, net	$5,870,291	$-	(5,618,879)	$251,412

Operating expenses:
General and administrative	(806,188)	-	-	(806,188)

Total operating expenses	(806,188)	-	-	(806,188)

Income (loss) from operation	5,064,103	-	-	(554,776)

Interest expenses	(102,704)	-	-	(102,704)
Interest income	11,077	-	-	11,077

Income (loss) before income taxes	4,972,476	-	-	(646,403)

Income tax expense	-	-	-	-

NET INCOME (LOSS)	$4,972,476	$-	-	$(646,403)

Net income (loss) per share – basic and diluted	$0.13		-	$(0.00)

Weighted average number of common stock – basic and diluted	37,898,251		-	37,898,251

27

INNOCOM TECHNOLOGY HOLDINGS, INC
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FROM JANUARY 1, 2007 TO DECEMBER 31, 2007
(Currency expressed in United States Dollars (“US$”))

	INCM	CCIL	Proforma Adjustment (1)	Pro forma after Disposal

Revenue, net	$2,241,726	$2,241,726	(2,241,726)	$-

Operating expenses:
General and administrative	(6,468,971)	(146,363)	146,363	(6,322,608)

Total operating expenses	(6,468,971)	(146,363)		(6,322,608)

(Loss) income from operation	(4,227,245)	2,095,363		(6,322,608)

Other income (expense):
Interest income	1,240	1,148	(1,148)	92
Loss from disposal of plant and equipment	(8,088)			(8,088)

(Loss) income before income taxes	(4,234,093)	2,096,511		(6,330,604)

Income tax expense	-	-		-

(Loss) income from continuing operations	(4,234,093)	2,096,511		(6,330,604)

Gain from disposal of discontinued operations	599,544	-		599,544

NET LOSS	$(3,634,549)	$2,096,511		$(5,731,060)

Net loss per share – basic and diluted	$(0.10)			$(0.15)

Weighted average number of common stock – basic and diluted	37,898,251			37,898,251

28

INNOCOM TECHNOLOGY HOLDINGS, INC
NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
(Currency expressed in United States Dollars (“US$”))

NOTE－1    BASIS OF PRESENTATION

The unaudited pro forma condensed balance sheet assumes that the disposal took place on January 1, 2008 and certain assets and liabilities of CCIL were disposed by the Company. Such financial statement summarises the historical consolidated balance sheet of the Company and CCIL at June 30, 2008.

There were no significant transactions on a combined basis between the disposed entity and the Company during the periods presented.

NOTE－2    PRO FORMA ADJUSTMENTS

These unaudited pro forma combined financial statements reflect the following pro forma adjustments:

Adjustment 1, relating to the Disposal

1.	To record the disposal of CCIL, a wholly-owned subsidiary of INCM at its carrying values and transfer to an independent party, Xie Guo Qiang.

On April 28, 2008, the Company disposed of its 100% equity interest in Chinarise Capital (International) Ltd. (“CCIL”) for a total cash consideration of $5,617,101 (equivalent to HK$43,813,385). The following table summarizes the net assets of CCIL disposed during the six months ended June 30, 2008.

Net assets disposed of:	Unaudited

Current assets	7,057,381
Current liabilities	(1,440,280)

Net assets	5,617,101

Total consideration, satisfied by cash	5,617,101

Gain or loss from the disposal	-

29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the quarter ended September 30, 2008

-OR-

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 0-50164

INNOCOM TECHNOLOGY HOLDINGS, INC.
 (Exact Name of small business issuer as specified in Its charter)

NEVADA	87-0618756
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

Suite 1501, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, PRC (Address of principal executive offices)	(Zip code)

Issuer’s telephone number, including area code: (852) 3102 1602

 (Former name, former address or former fiscal year, if changed since last report)

Indicate by check mark whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rue 12b-2of the Exchange Act).
Yes  ☐ No ☑

The number of shares outstanding of each of the Registrant’s classes of common stock, as of November 20, 2008 was 37,900,536 shares, all of one class of $0.001 par value Common Stock.

INNOCOM TECHNOLOGY HOLDINGS, INC.
FORM 10-Q/A
Quarter Ended September 30, 2008

		Page

	PART I— FINANCIAL INFORMATION

Item 1	Financial Statements

	Condensed Consolidated Balance Sheets as of September 30, 2008 (unaudited) and December 31, 2007 (audited)	F-2

	Condensed Consolidated Statements of Operations and Comprehensive(Loss) Income for the Three Months and Nine Months Ended September 30, 2008 and 2007 (unaudited)	F-3

	Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2008 and 2007 (unaudited)	F-4

	Condensed Consolidated Statement of Stockholders’ Equity for the Nine Months Ended September 30, 2008 (unaudited)	F-5

	Notes to Condensed Consolidated Financial Statements	F-6 – F-16

Item 2	Managements Discussion and Analysis of Financial Condition and Results of Operation	4

Item 3	Quantitative and Qualitative Disclosures About Market Risk	7

Item 4T	Controls and Procedures	8

	PART II—OTHER INFORMATION

Item 1	Legal Proceedings	8

Item 1A	Risk Factors	8

Item 2	Unregistered Sales of Equity Securities and Use of Proceeds	19

Item 3	Defaults Upon Senior Securities	19

Item 4	Submission of Matters to a Vote of Security Holders	19

Item 5	Other Information	19

Item 6	Exhibits	19

	SIGNATURES	19

2

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

This Quarterly Report on Form 10-Q/A, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2 of Part I of this report include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "intended," or "continue" or the negative of these terms or other comparable terminology. You should read statements that contain these words carefully, because they discuss our expectations about our future operating results or our future financial condition or state other "forward-looking" information. There may be events in the future that we are not able to accurately predict or control. Before you invest in our securities, you should be aware that the occurrence of any of the events described in this Annual Report could substantially harm our business, results of operations and financial condition, and that upon the occurrence of any of these events, the trading price of our securities could decline and you could lose all or part of your investment. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Quarterly Report to conform these statements to actual results.

3

PART I.  FINANCIAL INFORMATION

ITEM  1.  Financial Statements

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

Condensed Consolidated Balance Sheets as of September 30, 2008 and December 31, 2007	F-2

Condensed Consolidated Statements of Operations And Comprehensive (Loss) Income for the three and nine months ended September 30, 2008 and 2007	F-3

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2007	F-4

Condensed Consolidated Statement of Stockholders’ Equity for the nine months ended September 30, 2008	F-5

Notes to Condensed Consolidated Financial Statements	F-6 to F-16

F-1

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	September 30,2008	December 31, 2007
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$527,146	$3,597
Inventories	139,430	-
Prepayments and other receivables	238,485	26,636

Total current assets	905,061	30,233

Non-current assets:
Investment in an unconsolidated affiliate	-	8,463,464
Intangible assets, net	5,179,121	5,603,129
Land use right, net	3,109,170	-
Property, plant and equipment, net	7,319,246	2,082

TOTAL ASSETS	$16,512,598	$14,098,908

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$33,503	$-
Short-term loan	512,065	-
Accounts payable	81,491	-
Amount due to a related party	2,085,809	128
Deferred revenue	76,411	400,290
Income tax payable	-	1,439,376
Other payables and accrued liabilities	1,972,447	197,697

Total current liabilities	4,761,726	2,037,491

TOTAL LIABILITIES	4,761,726	2,037,491

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value; 50,000,000 shares authorized; 37,898,251 shares and 37,898,251 shares issued and outstanding as of September 30, 2008 and December 31, 2007	37,898	37,898
Additional paid-in capital	6,901,232	6,901,232
Accumulated other comprehensive income	789,571	171,652
Retained earnings	4,022,171	4,950,635

Total stockholders’ equity	11,750,872	12,061,417

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$16,512,598	$14,098,908

See accompanying notes to condensed consolidated financial statements.

F-2

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS) INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

REVENUE, NET	$73,078	$1,138,238	$324,490	$1,792,083

OPERATING EXPENSES:
Sales and marketing	-		-	30,128
General and administrative	295,505	740,958	1,194,887	1,909,936

Total operating expenses	295,505	740,958	1,194,887	1,940,064

LOSS FROM OPERATIONS	(222,427)	397,280	(870,397)	(147,981)

Other income (expenses):
Gain on disposal of subsidiaries	-	-	-	599,737
Exchange gain	98,346	-	191,540	-
Interest income	9,719	11	20,796	17
Interest expenses	(167,699)	-	(270,403)	-

(LOSS) INCOME BEFORE INCOME TAXES	(282,061)	397,291	(928,464)	451,773

Income tax expenses	-	(199,193)	-	(282,623)

NET (LOSS) INCOME	$(282,061)	$198,098	$(928,464)	$169,150

Other comprehensive income (loss):
- Foreign currency translation gain (loss)	188,384	-	617,919	(266,193)

COMPREHENSIVE (LOSS) INCOME	$(93,677)	$198,098	$(310,545)	$(97,043)

Net (loss) income per share – Basic and diluted	$(0.01)	$0.01	$(0.02)	$(0.00)

Weighted average shares outstanding – basic and diluted	37,898,251	37,898,251	37,898,251	37,898,251
See accompanying notes to condensed consolidated financial statements.

F-3

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(Currency expressed in United States Dollars (“US$”))

	Nine months ended September 30,
	2008	2007
Cash flows from operating activities:
Net (loss) income	$(928,464)	$169,150

Adjustments to reconcile net (loss0 income to net cash used in operating activities:
Depreciation	2,384	9,008
Amortization of long-term deferred charges	-	979,646
Amortization of intangible assets	447,472	-
Gain on disposal of subsidiaries	-	(599,737)
Income tax	-	83,432
Loss on disposal of property, plant and equipment	1,667	-
Change in operating assets and liabilities:
Inventories	(139,430)	-
Accounts receivable, trade	-	(303,190)
Prepayments and other receivables	(211,849)	(4,882,489)
Accounts payable, trade	81,491	(1,305,419)
Deferred revenue	(323,879)	-
Other payables and accrued liabilities	37,562	(29,686)
Income tax payable	-	199,192
Amount due to a related party	99,937	5,158,918

Net cash used in operating activities	(933,109)	(521,175)

Cash flows from investing activities:
Proceeds from disposal of subsidiaries (net of cash)	5,617,101	5,811,904
Acquisition of deferred expenditure	-	(5,316,362)
Payment for property, plant and equipment	(240,722)	-
Payment for land use right	(261,840)	-

Net cash provided by investing activities	5,114,539	495,542

Cash flows from financing activities:
Repayment of amount due to a related party	(4,797,925)	-
Proceed from short-term loans	512,065	-
Net increase in bank overdraft	33,503	-

Net cash used in financing activities	(4,252,357)	-

Effect of exchange rate changes on cash and cash equivalents	594,476	-

NET CHANGE IN CASH AND CASH EQUIVALENTS	523,549	(25,633)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,597	101,288

CASH AND CASH EQUIVALENTS, END OF PERIOD	$527,146	$75,655

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest expenses	$270,403	$-

See accompanying notes to condensed consolidated financial statements.

F-4

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Common stock		Additional	Accumulated other comprehensive	Retained	Total stockholders’
	No. of shares	Amount	paid-in capital	income	earnings	equity

Balance as of January 1, 2008	37,898,251	$37,898	$6,901,232	$171,652	$4,950,635	$12,061,417

Foreign currency translation adjustment	-	-	-	617,919	-	617,919

Net loss for the period	-	-	-	-	(928,464)	(928,464)

Balance as of September 30, 2008	37,898,251	$37,898	$6,901,232	$789,571	$4,022,171	$11,750,872

See accompanying notes to condensed consolidated financial statements.

F-5

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE－1 BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by management in accordance with both accounting principles generally accepted in the United States (“GAAP”), and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Certain information and note disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

In the opinion of management, the consolidated balance sheet as of December 31, 2007 which has been derived from audited financial statements and these unaudited condensed consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented. The results for the period ended September 30, 2008 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2008 or for any future period.

These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Management’s Discussion and the audited financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2007.

NOTE－2 ORGANIZATION AND BUSINESS BACKGROUND

Innocom Technology Holdings, Inc. (the “Company” or “INCM”) was incorporated in the State of Nevada on June 26, 1998. On June 20, 2006, the Company changed its name from “Dolphin Productions, Inc.” to “Innocom Technology Holdings, Inc.”

For the nine months ended September 30, 2008, the Company, through its subsidiaries is engaged in trading of mobile phone handsets and components.

On April 28, 2008, the Company disposed of a subsidiary, Chinarise Capital (International) Ltd. at a purchase price of $5,617,101.

On May 8, 2008, the Company completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in the People’s Republic of China (“the PRC”) upon the approval of its local government.

As of September 30, 2008, details of the Company’s subsidiaries are described below:

Name of company	Place and date of incorporation	Issued and fully paid capital	Principal activities

Innocom Technology Holdings Limited (“ITHL”) (Formerly Wisechamp Group Limited)	British Virgin Islands July 12, 2005	US$1 ordinary	Investment holding

Sky Talent Development Limited (“STDL”)	British Virgin Islands September 8, 2005	US$1 ordinary	Investment holding

Innocom Mobile Technology Limited (“IMTL”)	Hong Kong June 21, 2006	HK$2,000,000 ordinary	Inactive

Pender Holdings Ltd. (“Pender”)	British Virgin Islands August 15, 2003	US$1 ordinary	Trading of mobile phone handsets and components

Favor Will International Ltd. (“FWIL”)	British Virgin Islands July 11, 2007	US$1 ordinary	Investment holding

Changzhou Innocom Communication Technology Limited (“CICTL”)	The PRC January 19, 2007	RMB50,000,000	Manufacture of mobile phone handsets and components

F-6

INCM and its subsidiaries are hereinafter referred to as (the “Company”).

NOTE－3 GOING CONCERN UNCERTAINTIES

These condensed consolidated financial statements have been prepared assuming that Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As of September 30, 2008, the Company has incurred a net loss of $928,464 and a negative operating cash flow of $933,109. The continuation of the Company is dependent upon the continuing financial support of shareholders and obtaining short-term and long-term financing, generating significant revenue and achieving profitability. The actions involve certain cost-saving initiatives and growing strategies, including the commencement of assembly lines in the production of mobile handsets in China. As a result, the consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company’s ability to continue as a going concern.

NOTE－4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●	Use of estimates

In preparing these condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the periods reported. Actual results may differ from these estimates.

●	Basis of consolidation

The condensed consolidated financial statements include the financial statements of INCM and its subsidiaries.

All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

F-7

●	Inventories

Inventories are stated at the lower of cost or market (net realizable value), cost being determined on a weighted average method. Costs mainly include purchase of raw materials.

●	Intangible assets

Intangible assets include trademarks of mobile phone handsets purchased from a third party. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142,  “Goodwill and Other Intangible Assets” (“SFAS No. 142”), intangible assets with finite useful lives related to developed technology, customer lists, trade names and other intangibles are being amortized on a straight-line basis over the estimated useful life of the related asset.

These assets are carried at cost less accumulated amortization and are amortized on a straight-line basis over their estimated useful lives of 10 years beginning at the time the related trademarks are granted.

●	Land use right

All lands in the People’s Republic of China (the “PRC”) are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is 45 years and they will expire in 2054.

No provision for amortization is made until such time as the relevant assets are put into operational use.

●	Property, plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis (after taking into account their respective estimated residual values) over the following expected useful lives from the date on which they become fully operational:

	Depreciable life	Residual value
Plant and machinery	5-10 years	5%
Furniture, fixtures and office equipment	5 years	5%
Leasehold improvement	2 years	Nil

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Valuation of long-lived assets

Long-lived assets primarily include plant and equipment, land use right and intangible assets. In accordance with SFAS No. 144, “ Accounting for the Impairment or Disposal of Long-Lived Assets ”, the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results. There has been no impairment as of September 30, 2008.

F-8

●	Revenue recognition

In accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition, the Company records revenue when services are received by the customers and realized the amounts net of provisions for discounts, allowance and taxes which are recognized at the time of services performed.

Starting from 2007, the Company has changed its role from a principal to an agent in trading activities of mobile phone handsets & related components. The Company recognizes its revenue on a net basis in compliance with EITF 99-19,  “Reporting Revenues Gross as a Principal versus Net as an Agent”  (“EITF 99-19”), because the Company:

(1)	determined that it no longer operates as the primary obligor in the trading activities,
(2)	typically is not responsible for damages to goods,
(3)	bears no credit and inventory risk,
(4)	earns commission income at a fixed rate of the gross amount billed to the customer.

For the period ended September 30, 2008, the Company recognizes $324,490 as net revenues, at a rate of 6.04% based on the gross amount of $5,370,542 billed to the customers.

For the period ended September 30, 2007, the Company recognizes $1,792,083 as net revenues, at a rate of 5.84% based on the gross amount of $30,700,871 billed to the customers.

●	Comprehensive (loss) income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statements of stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company also adopts Financial Accounting Standards Board ("FASB") Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes"  and FSP FIN 48-1, which amended certain provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109,  "Accounting for Income Taxes."  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company's tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

F-9

In connection with the adoption of FIN 48, the Company analyzed the filing positions in all of the federal, state and foreign jurisdictions where the Company and its subsidiaries are required to file income tax returns, as well as all open tax years in these jurisdictions. The Company adopted the policy of recognizing interest and penalties, if any, related to unrecognized tax positions as income tax expense. The Company did not have any unrecognized tax positions or benefits and there was no effect on the financial condition or results of operations for the period ended September 30, 2008. The Company’s tax returns remain open subject to examination by major tax jurisdictions.

●	Net (loss) income per share

The Company calculates net (loss) income per share in accordance with SFAS No. 128, “Earnings per Share”. Basic (loss) income per share is computed by dividing the net (loss) income by the weighted-average number of common shares outstanding during the period. Diluted (loss) income per share is computed similar to basic (loss) income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

●	Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is the United States dollar ("US$"). The Company’s subsidiaries operating in Hong Kong maintained their books and records in its local currency, Hong Kong Dollars ("HK$"), which are functional currencies as being the primary currency of the economic environment in which these entities operate.

In general, assets and liabilities are translated into US$, in accordance with SFAS No. 52, “Foreign Currency Translation” , using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the respective period:
	2008	2007

Period end RMB:US$ exchange rate	6.8351	-
Average monthly RMB:US$ exchange rate	6.9734	-
Period end HK$:US$ exchange rate	7.7701	7.8000
Average monthly HK$:US$ exchange rate	7.7984	7.8000

●	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

F-10

●	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in the financial statements. For the period ended September 30, 2008 and 2007, the Company operates in one reportable segment in trading of mobile phone handsets & related components in Hong Kong.

●	Fair value of financial instruments

The Company values its financial instruments as required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” . The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily consist of cash and cash equivalents, prepaid expenses and other receivable, bill payable, amount due to a related party, income tax payable, other payables and accrued liabilities.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short term maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective period ends.

●	Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. The Company is still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, or SFAS No. 160"  ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company believes that SFAS 160 should not have a material impact on the consolidated financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS 161 requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133  "Accounting for Derivative Instruments and Hedging Activities"  and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future financial position or results of operations.

F-11

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” ("SFAS No. 162"). This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411,  “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles” . The Company does not expect the adoption of SFAS No. 162 to have a material effect on the financial condition or results of operations of the Company.

In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60 " ("SFAS No. 163"). SFAS No. 163 interprets Statement 60 and amends existing accounting pronouncements to clarify their application to the financial guarantee insurance contracts included within the scope of that Statement. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS No. 163 on its financial statements but does not expect it to have an effect on the Company's financial position, results of operations or cash flows.

Also in May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement)"  ("FSP APB 14-1"). FSP APB 14-1 applies to convertible debt securities that, upon conversion, may be settled by the issuer fully or partially in cash. FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 is effective for financial statements issued for fiscal years after December 15, 2008, and must be applied on a retrospective basis. Early adoption is not permitted. The Company does not expect it to have an effect on the Company's financial position, results of operations or cash flows.

In June 2008, the FASB issued FASB Staff Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities"  ("FSP EITF 03-6-1"). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, Earnings per Share. Under the guidance of FSP EITF 03-6-1, unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings-per-share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and all prior-period earnings per share data presented shall be adjusted retrospectively. Early application is not permitted. The Company does not expect it to have an effect on the Company's financial position, results of operations or cash flows.

Also in June 2008, the FASB ratified EITF No. 07-5, "Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock " ("EITF 07-5"). EITF 07-5 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company is assessing the potential impact of this EITF 07-5 on the financial condition and results of operations and does not expect it to have an effect on the Company's financial position, results of operations or cash flows.

F-12

NOTE－5 BUSINESS COMBINATION

On April 28, 2008, the Company entered into a Share Purchase Agreement with Xie Guo Qiang (“Qiang”) to sell the Company’s interest in Chinarise Capital (International) Ltd. for a consideration of $5,617,101 (equivalent to HK$43,813,385). For the nine month ended September 30, 2008, no gain or loss was recognized from the disposal of a subsidiary.

On May 8, 2008, the Company completed the establishment of a new subsidiary upon the approval from the PRC local government. The subsidiary is registered as a limited liability company on January 19, 2007 in Chang Zhou City, Jiang Su Province, the PRC with the registered and paid-in capital of $4,943,997 (equivalent to RMB37,960,812). As of September 30, 2008, the total investment in a subsidiary is approximated as $8,487,661 including the acquisition of land use rights and plant and equipment. Its operation is currently considered as the start up phase and principally engaged in manufacturing and trading of mobile communication products and components. The production from its assembly line will be commenced in the end of the first quarter of 2009.

NOTE－6 INTANGIBLE ASSETS, NET

	September 30, 2008	December 31, 2007

Trademarks	$5,960,775	$5,960,775
Foreign translation difference	26,696	-
	5,987,471	5,960,775
Less: accumulated amortization	(805,118)	(357,754)
Less: foreign translation difference	(3,232)	108

Net book value	$5,179,121	$5,603,129

Amortization expense for the three and nine months ended September 30, 2008 were $150,213 and $447,472.

Trademarks will be used in the planned assembly line for mobile phone communication products and components in the PRC.

NOTE－7 PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	September 30, 2008	December 31, 2007

Plant and machinery	$7,308,769	$3,331
Furniture, fixtures and office equipment	6,174	-
Leasehold improvement	6,290	-
Foreign translation difference	3	-
	7,321,236	3,331
Less: accumulated depreciation	(1,966)	(1,249)
Less: foreign translation difference	(24)	-

Property, plant and equipment, net	$7,319,246	$2,082

Depreciation expense for the three and nine months ended September 30, 2008 were $1,138 and $2,384.

F-13

For the nine months ended September 30, 2008, the Company tested for impairment in accordance with the SFAS No. 142 and no impairment charge was required.

NOTE－8 SHORT-TERM LOAN

As of September 30, 2008, the balance was represented by a short-term loan of US$512,065 (approximately RMB3,500,000) which was unsecured, accrued interest at 3.78% per annum payable monthly, with a term of 6 months.

During October 2008, the Company fully repaid the outstanding principal and accrued interest upon its maturity.

NOTE－9 AMOUNT DUE TO A RELATED PARTY

As of September 30, 2008, a balance of $2,085,809 due to a director and a major shareholder of the Company, Mr. William Hui, represented temporary advance to the Company which was unsecured, interest-free and has no fixed repayment term. The imputed interest on the amount due to a stockholder was not significant.

NOTE－10 OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the followings:

	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)

Salaries and welfare payable	$18,789	$-
Temporary advances	37,264	-
Accrued expenses	179,206	197,697
Purchase payable to equipment vendors	1,737,188	-

	$1,972,447	$197,697

NOTE－11 INCOME TAXES

For the period ended September 30, 2008 and 2007, the local (“the United States”) and foreign components of (loss) income before income taxes were comprised of the following:

	Nine months ended September 30,
	2008	2007

Local	$(28,894)	$(1,504,344)
Foreign	(899,570)	1,673,494

(Loss) income before income taxes	$(928,464)	$169,150

F-14

The provision for income taxes consisted of the following:

	Nine months ended September 30,
	2008	2007
Current:
Local	$-	$-
Foreign	-	282,623

Deferred:
Local	-	-
Foreign	-	-

Provision for income taxes	$-	$282,623

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company has subsidiaries that operate in various countries: United States, British Virgin Island and Hong Kong that are subject to tax in the jurisdictions in which they operate, as follows:

United States of America

The Company is registered in the State of Neveda and is subject to United States current tax law.

As of September 30, 2008, the United States operation incurred $6,177,370 net operating losses available for federal tax purposes, which are available to offset future taxable income. The net operating loss carry forwards begin to expire in 2029. The Company has provided for a full valuation allowance for any future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

British Virgin Island

Under the current BVI law, the Company is not subject to tax on income.

Hong Kong

For the nine months ended September 30, 2008, no income tax expense for Hong Kong Profits Tax is provided for as the Company’s income neither arises in, nor is derived form Hong Kong under its tax law.

NOTE－12 CONCENTRATIONS OF RISK

The Company is exposed to the followings concentrations of risk:

(a)         Major customers

For the nine months ended September 30, 2008 and 2007, 100% of the Company’s assets were located in the PRC and Hong Kong and 100% of the Company’s revenues were generated from customers located in the PRC.

For the three and nine months ended September 30, 2008, one customer represented more than 10% of the Company’s revenue and accounts receivable, respectively. This customer accounts for 100% of revenue amounting to $73,078 and 100% of revenue amounting to $324,490 for the three and nine months ended respectively, with $0 of accounts receivable as of September 30, 2008.

F-15

For the three and nine months ended September 30, 2007, one customer represented more than 10% of the Company’s revenue and accounts receivable, respectively. This customer accounts for 100% of revenue amounting to $1,138,238 and 100% of revenue amounting to $1,792,083 for the three and nine months ended respectively, with $0 of accounts receivable as of September 30, 2007.

(b)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company performs ongoing credit evaluations of its customers’ financial condition, but does not require collateral to support such receivables.

(c)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of net income for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of RMB converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

NOTE－13 COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitment

The Company leases an office premise under a non-cancelable operating lease for a term of 2 years due June 15, 2010. Costs incurred under this operating lease are recorded as rent expense and totaled approximately $76,368 and $78,462 for the nine months ended September 30, 2008 and 2007.

Period ending September 30,
2009	$131,557
2010	93,156

Total	$224,713

(b)	Capital commitments

As of September 30, 2008, the Company has the following capital commitments:

Planned establishment of a joint venture

The Company has entered into a Memorandum of Understanding (“MOU”) dated February 27, 2007 with a Korean listed company. Pursuant to this MOU, both parties are willing to set up a joint venture in PRC to promote a 3-D mobile contents platform. There is no definitive joint venture agreement entered up to the date of this report.

Planned acquisition of a company

The wholly-owned subsidiary of the Company, ITHL, has entered into a Letter of Intent (“LOI”) dated February 12, 2007 with a third party. Pursuant to this LOI, ITHL intends to acquire 100% interest of Shanghai BODA Electronic Co., Ltd. There is no definitive equity transfer agreement entered up to the date of this report.

F-16

ITEM 2.	MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

The following review concerns three months ended September 30, 2008 and September 30, 2007, and nine months ended September 30, 2008 and September 30, 2007, which should be read in conjunction with the financial statements and notes thereto presented in the Form 10-K.

Forward Looking Statements

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. We disclaim any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Overview and Future Plan of Operations

In three quarters of 2008, our revenues dropped by 82% from $1,792,083 in 2007 to $324,490 in 2008 primarily resulting from shift of our focus from Trading of Mobile Phone and Related Components operations to assembling of mobile phones.

On May 8, 2008, we have completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in Changzhou, Jiangsu Province, China upon the approval of its local government. We will put this assembling production factory in commercial production to assemble mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis. On August 13, 2008, this subsidiary has entered into an annual assembling service agreement for a brand-name mobile phone manufacturer on OEM basis. We expect to start assembling service in first quarter of 2009.

Results of Operations for Three Months ended September 30, 2008 and September 30, 2007 and Nine Months Ended September 30, 2008 and September 30, 2007

During the three months ended September 30, 2008, we experienced a net loss of $282,061 compared to a net income of $198,098 for three months ended September 30, 2007. During nine months ended September 30, 2008, we experienced a net loss of $928,464 compared to a net income of $169,150 for nine months ended September 30, 2007. The loss is attributable to increase of staff cost upon establishment of assembling plant.

Revenue

During three months ended September 30, 2008, we derived $73,078 revenue from our Trading of Mobile Phone and Related Component operations, representing a decrease in revenue of $1,065,160 or 94% decrease from comparable three months ended September 30, 2007 in which revenue amounts to $1,138,238.

During nine months ended September 30, 2008, we derived $324,490 revenue from our Trading of Mobile Phone and Related Component operations, representing a decrease in revenue of $1,467,593 or 82% decrease from the comparable nine months ended September 30, 2007 in which revenue amounts to $1,792,083.

As a result of shift of focus from Trading of Mobile Phone and Related Components operations to assembling of mobile phones, we sustain a drop in revenue in both reported periods.

4

Cost of Sales

As our trading cost is netted with billed value as revenue, the Company does not have any cost of sales.

Administrative Expenses

Below table sets out the analysis of general and administrative expenses:

	Three Months ended Sept 30,		Nine Months ended Sept 30,
	2008	2007	2008	2007
Total general and administrative expenses before recovery from over-provided audit fee of $110,000 during three months March 31, 2008	$295,505	$740,958	$1,304,887	$1,909,936
Less: Non-cash items	151,351	656,665	449,856	988,654
	$144,154	$84,293	$855,031	$921,282

The increase in general and administrative expenses was primarily attributable to increase in full time employees from 2 to 130 upon completion of establishment of a new subsidiary in Changzhou.

Below table sets out the components of non-cash items:

	Three Months ended Sept 30,		Nine Months ended Sept 30,
	2008	2007	2008	2007
Depreciation	$1,138	$8,508	$2,384	$9,008
Amortization of intangible assets	150,213	-	447,472	-
Amortization of long-term deferred consultancy fee	-	648,157	-	979,646
	$151,351	$656,665	$449,856	$988,654

The depreciation policy adopted in for the fiscal year 2008 was consistent with that adopted in 2007.

The increase in amortization of intangible assets is due to acquisition of trade mark for our mobile phones at the end of the second quarter period of 2007. The amortization is made over purchase period of 10 years.

The decrease of amortization of long-term deferred consultancy fee is attributable to the deferred charges being written off during the last quarter of 2007.

Other Income

Total other income for both periods presented was immaterial and consisted of the following:

	Three Months ended Sept 30, 2008	Three Months ended Sept 30, 2007	Nine Months ended Sept 30, 2008	Nine Months ended Sept 30, 2007
Interest income	$9,719	$11	$20,796	$17

Interest expense	$167,699	$-	$270,403	$-

5

Net Loss

Net loss for the nine months ended September 30, 2008 was $928,464 compared to net income of $169,150 for the nine months ended September 30, 2007. Loss of this period and the increase of loss for the nine months ended September 30, 2008 is attributable and increase of staff cost upon establishment of assembling plant.

Trends, Events, and Uncertainties

On May 8, 2008, we have completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in Changzhou, Jiangsu Province, China upon the approval of its local government. Trial assembling of mobile phones has been completed. We will assemble mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis. On August 13, 2008, this subsidiary has entered into an annual assembling service agreement for a brand-name mobile phone manufacturer on OEM basis. We expect to start assembling service in first quarter of 2009.

Liquidity and Capital Resources for Nine Months Ended September 30, 2008 and 2007

Cash flows from operating activities

We experienced negative cash flows used in operations in the amount of $933,109 for nine months ended September 30, 2008 as compared with negative cash flow used in the operations in the amount of $521,175 for nine months ended September 30, 2007.

Cash flows from investing activities

During nine months ended September 30, 2008, we had positive cash flow provided by investment activities in the amount of $5,114,539. We received proceed from disposal of subsidiaries of $5,617,101. We used $240,722 to purchase property, plant and equipment and made a capital payment of $261,840 in acquisition of land use right.

During nine months ended September 20, 2007, we experienced positive cash flow used in investment activities in the amount of $495,542. We received proceed from disposal of subsidiaries of $5,811,904 and incurred a capital payment of $5,316,362 in acquisition of deferred expenditure

Cash flows from financing activities

During nine months ended September 30, 2008, we experienced negative cash flows in financing activities in the amount of $4,252,357. We repay advance from a related party in the amount of $4,797,925. On the other hand, we obtained short-term loans and bank overdraft of $512,065 and $33,503 respectively.

During nine months ended September 30, 2007, there are no financing activities.

Liquidity

On a long-term basis, our liquidity will be dependent on establishing profitable operations, receipt of revenues, additional infusions of capital and additional financing. If necessary, we may raise capital through an equity or debt offering. The funds raised from this offering will be used to develop and execute our business plan. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected. Additionally, we will have to significantly modify our plans.

Critical Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

6

Details of critical accounting policies are set out in notes to the financial statements included in Item 1.

Employees

As of September 30, 2008, we had approximately 130 full-time employees employed in Greater China. From time to time we employ independent contractors to support our production, engineering, marketing, and sales departments.

Website Access to our SEC Reports

Our Internet website address is www.innocomtechnology.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our Annual Reports on Form 10-K; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Proxy Statements for our Annual Stockholder Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

You may also obtain copies of our reports without charge by writing to:

Attn: Investor Relations
Suite 1501, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong, PRC

The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or through the SEC website at www.sec.gov. The Public Reference Room may be contact at (800) SEC-0330. You may also access our other reports via that link to the SEC website.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in Renminbi. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

7

ITEM 4T.  CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures.

Based on an evaluation under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Section 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange  Act") were effective as of September 30, 2008 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2008, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings at this time, and management is not aware of any contemplated proceeding by any governmental authority.

ITEM 1A.  RISK FACTORS

Our sales and profitability depend on the continued growth of the mobile communications industry as well as the growth of the new market segments within that industry in which we have recently invested. If the mobile communications industry does not grow as we expect, or if the new market segments on which we have chosen to focus and in which we have recently invested grow less than expected, or if new faster-growing market segments emerge in which we have not invested, our sales and profitability may be adversely affected.

Our business depends on continued growth in mobile communications in terms of the number of existing mobile subscribers who upgrade or simply replace their existing mobile devices, the number of new subscribers and increased usage. As well, our sales and profitability are affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile devices that feature these services. These developments in our industry are to a certain extent outside of our control. For example, we are dependent on operators in highly penetrated markets to successfully introduce services that cause a substantial increase in usage of voice and data. Further, in order to support a continued increase in mobile subscribers in certain low-penetration markets, we are dependent on operators to increase their sales volumes of lower-cost mobile devices and to offer affordable tariffs. If operators are not successful in their attempts to increase subscriber numbers, stimulate increased usage or drive replacement sales, our business and results of operations could be materially adversely affected.

Our industry continues to undergo significant changes. First, the mobile communications, information technology, media and consumer electronics industries are converging in some areas into one broader industry leading to the creation of new mobile devices, services and ways to use mobile devices. Second, while participants in the mobile communications industry once provided complete products and solutions, industry players are increasingly providing specific hardware and software layers for products and solutions. As a result of these changes, new market segments within our industry have begun to emerge and we have made significant investments in new business opportunities in certain of these market segments, such as smart-phones, imaging, games, music and enterprise mobility infrastructure. However, a number of the new market segments in the mobile communications industry are still in early states of their development, and it may be difficult for us to accurately predict which new market segments are the most advantageous for us to focus on. As a result, if the segments on which we have chosen to focus grow less than expected, we may not receive a return on our investment as soon as we expect, or at all. We may also forego growth opportunities in new market segments of the mobile communications industry on which we do not focus.

8

Our results of operations, particularly our profitability, may be adversely affected if we do not successfully manage price erosion related to our products.

In the future, if, for competitive reasons, we need to lower the selling prices of certain of our products and if we cannot lower our costs at the same rate or faster, this may have a material adverse effect on our business and results of operations, particularly our profitability. To mitigate the impact of mix shifts on our profitability, we implement product segmentation with the aim of designing appropriate features with an appropriate cost basis for each customer segment. Likewise, we endeavor to mitigate the impact on our profitability of price erosion of certain features and functionalities by seeking to correctly time the introduction of new products, in order to align such introductions with declines in the prices of relevant components. We cannot predict with any certainty whether or to what extent we may need to lower prices for competitive reasons again and how successful we will be in aligning our cost basis to the pricing at any given point in time. Price erosion is a normal characteristic of the mobile devices industry, and the products and solutions offered by us are also subject to natural price erosion over time. If we cannot reduce our costs at the same rate, our business may be materially adversely affected. Although we may take actions to mitigate price erosion, such as strengthening the Company brand in order to support a price premium over certain of our competitors, there can be no assurance that we will be successful in this regard.

We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop these technologies or to successfully commercialize them as new advanced products and solutions that meet customer demand, or fail to do so on a timely basis, it may have a material adverse effect on our business, our ability to meet our targets and our results of operations.

In order to succeed in our markets, we believe that we must develop or otherwise acquire complex, evolving technologies to use in our business. However, the development and use of new technologies, applications and technology platforms for our mobile devices involves time, substantial costs and risks both within and outside of our control. This is true whether we develop these technologies internally, by acquiring or investing in other companies or through collaboration with third parties.

The technologies, functionalities and features on which we choose to focus may not achieve as broad or timely customer acceptance as we expect. This may result from numerous factors including the availability of more attractive alternatives or a lack of sufficient compatibility with other existing technologies, products and solutions. Additionally, even if we do select the technologies, functionalities and features that customers ultimately want, we or the companies that work with us may not be able to bring them to the market at the right time.

Furthermore, as a result of ongoing technological developments, our products and solutions are increasingly used together with components or layers that have been developed by third parties, whether or not the Company has authorized their use with our products and solutions. However, such components, such as batteries, or layers, such as software applications, may not be compatible with our products and solutions and may not meet our and our customers' quality, safety or other standards. As well, certain components or layers that may be used with our products may enable our products and solutions to be used for objectionable purposes, such as to transfer content that might be hateful or derogatory. The use of our products and solutions with incompatible or otherwise substandard components or layers, or for purposes that are inappropriate, is largely outside of our control and could harm the Company brand.

9

We need to understand the different markets in which we operate and meet the needs of our customers, which include mobile network operators, distributors, independent retailers and enterprise customers. We need to have a competitive product portfolio, and to work together with our operator customers to address their needs. Our failure to identify key market trends and to respond timely and successfully to the needs of our customers may have a material adverse impact on our market share, business and results of operations.

We serve a diverse range of customers, ranging from mobile network operators, distributors, independent retailers to enterprise customers, across a variety of markets. In many of these markets, the mobile communications industry is at different stages of development, and many of these markets have different characteristics and dynamics, for example, in terms of mobile penetration rates and technology, feature and pricing preferences. Establishing and maintaining good relationships with our customers and understanding trends and needs in their markets require us to constantly obtain and evaluate a complex array of feedback and other data. We must do this efficiently in order to be able to identify key market trends and address our customers' needs proactively and in a timely manner. If we fail to analyze correctly and respond timely and appropriately to customer feedback and other data, our business may be materially adversely affected.

Certain mobile network operators require mobile devices to be customized to their specifications, by requesting certain preferred features, functionalities or design, together with co-branding with the network operator's brand. We believe that customization is an important element in gaining increased operator customer satisfaction and we are working together with operators on product planning as well as accelerating product hardware and software customization programs. These developments may result in new challenges as we provide customized products, such as the need for us to produce mobile devices in smaller lot sizes, which can impede our economies of scale, or the potential for the erosion of the Company brand, which we consider to be one of our key competitive advantages.

In order to meet our customers' needs, we need to introduce new devices on a timely basis and maintain a competitive product portfolio. For the Company, a competitive product portfolio means a broad and balanced offering of commercially appealing mobile devices with attractive features, functionality and design for all major user segments and price points. If we do not achieve a competitive portfolio, we believe that we will be at a competitive disadvantage, which may lead to lower revenue and lower profits.

The competitiveness of our portfolio is also influenced by the value of the Company brand. A number of factors, including actual or even alleged defects in our products and solutions, may have a negative effect on our reputation and erode the value of the Company brand.

Competition in our industry is intense. Our failure to respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.

The markets for our products and solutions are intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We are facing increased competition from both our traditional competitors in the mobile communications industry as well as a number of new competitors, particularly from countries where production costs tend to be lower. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, different design approaches and alternative technologies than ours. In addition, some competitors have chosen a strategy of focusing on productization based on commercially available technologies and components, which may enable them to introduce products faster and with lower levels of research and development spending than the Company.

As a result of developments in our industry, we also expect to face new competition from companies in related industries, such as consumer electronics manufacturers and business device and solution providers, including but not limited to Dell, HP, Microsoft, Nintendo, Palm, Research in Motion and Sony. Additionally, because mobile network operators are increasingly offering mobile devices under their own brand, we face increasing competition from non-branded mobile device manufacturers. If we cannot respond successfully to these competitive developments, our business and results of operations may be materially adversely affected.

10

Reaching our sales, profitability, volume and market share targets depends on numerous factors. These include our ability to offer products and solutions that meet the demands of the market and to manage the prices and costs of our products and solutions, our operational efficiency, the pace of development and acceptance of new technologies, our success in the business areas that we have recently entered, and general economic conditions. Depending on those factors, some of which we may influence and others of which are beyond our control, we may fail to reach our targets and we may fail to provide accurate forecasts of our sales and results of operations .

A variety of factors discussed throughout these Risk Factors could affect our ability to reach our targets and give accurate forecasts. Although, we can influence some of these factors, some of them depend on external factors that are beyond our control.  In our mobile device businesses, we seek to maintain healthy levels of sales and profitability through offering a competitive portfolio of mobile devices, growing faster than the market, working to improve our operational efficiency, controlling our costs, and targeting timely and successful product introductions and shipments. The quarterly and annual sales and operating results in our mobile device businesses also depend on a number of other factors that are not within our control. Such factors include the global growth in mobile device volumes, which is influenced by, among other factors, regional economic factors, competitive pressures, regulatory environment, the timing and success of product and service introductions by various market participants, including network operators, the commercial acceptance of new mobile devices, technologies and services, and operators' and distributors' financial situations. Our sales and operating results are also impacted by fluctuations in exchange rates and at the quarterly level by seasonality. In developing markets, the availability and cost, through affordable tariffs, of mobile phone service compared with the availability and cost of fixed line networks may also impact volume growth.

In our mobile networks business, we also seek to maintain healthy levels of sales and profitability and try to grow faster than the market. Our networks business's quarterly and annual net sales and operating results can be affected by a number of factors, some of which we can influence, such as our operational efficiency, the level of our research and development investments and the deployment progress and technical success we achieve under network contracts. Other relevant factors include operator investment behavior, which can vary significantly from quarter to quarter, competitive pressures and general economic conditions although these are not within our control.

The new business areas that we have entered may be less profitable than we currently foresee, or they may generate more variable operating results than we currently foresee. We expect to incur short-term operating losses in certain of these new business areas given our early stage investments in research and development and marketing in particular. Also our efforts in managing prices and costs in the long-term, especially balancing prices and volumes with research and development costs, may prove to be inadequate.

Although we may announce forecasts of our results of operations, uncertainties affecting any of these factors, particularly during difficult economic conditions, render our forecasts difficult to make, and may cause us not to reach the targets that we have forecasted, or to revise our estimates.

Our sales and results of operations could be adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption, or fail to ensure that our products and solutions meet our and our customers' quality, safety and other requirements and are delivered in time.

Our manufacturing and logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve manufacturing efficiency and flexibility. We may experience difficulties in adapting our supply to the demand for our products, ramping up or down production at our facilities, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, or achieving manufacturing efficiency and flexibility, whether we manufacture our products and solutions ourselves or outsource to third parties. Such difficulties may have a material adverse effect on our sales and results of operations and may result from, among other things: delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing and logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Also, a failure or an interruption could occur at any stage of our product creation, manufacturing and delivery processes, resulting in our products and solutions not meeting our and our customers' quality, safety and other requirements, or being delivered late, which could have a material adverse effect on our sales, our results of operations and reputation and the value of the Company brand.

11

We depend on our suppliers for the timely delivery of components and for their compliance with our supplier requirements, such as, most notably, our and our customers' product quality, safety and other standards. Their failure to do so could adversely affect our ability to deliver our products and solutions successfully and on time.

Our manufacturing operations depend to a certain extent on obtaining adequate supplies of fully functional components on a timely basis. Our principal supply requirements are for electronic components, mechanical components and software, which all have a wide range of applications in our products. Electronic components include integrated circuits, microprocessors, standard components, memory devices, cameras, displays, batteries and chargers while mechanical components include covers, connectors, key mats and antennas. In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and solutions on a timely basis. Moreover, even if we attempt to select our suppliers and manage our supplier relationships with scrutiny, a component supplier may fail to meet our supplier requirements, such as, most notably, our and our customers' product quality, safety and other standards, and consequently some of our products are unacceptable to us and our customers, or we may fail in our own quality controls. Moreover, a component supplier may experience delays or disruption to its manufacturing, or financial difficulties. Any of these events could delay our successful delivery of products and solutions, which meet our and our customers' quality, safety and other requirements, or otherwise adversely affect our sales and our results of operations. Also, our reputation and brand value may be affected due to real or merely alleged failures in our products and solutions.

We are developing a number of our new products and solutions together with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or in a timely way and this could have a material adverse impact on our sales and profitability.

We continue to invite the providers of technology, components or software to work with us to develop technologies or new products and solutions. These arrangements involve the commitment by each company of various resources, including technology, research and development efforts, and personnel. Although the target of these arrangements is a mutually beneficial outcome for each party, our ability to introduce new products and solutions that meet our and our customers' quality, safety and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize: the arrangements with the companies that work with us do not develop as expected, the technologies provided by the companies that work with us are not sufficiently protected or infringe third parties' intellectual property rights in a way that we cannot foresee or prevent, the technologies, products or solutions supplied by the companies that work with us do not meet the required quality, safety and other standards or customer needs, our own quality controls fail, or the financial standing of the companies that work with us deteriorates.

Our operations rely on complex and highly centralized information technology systems and networks. If any system or network disruption occurs, this reliance could have a material adverse impact on our operations, sales and operating results.

Our operations rely to a significant degree on the efficient and uninterrupted operation of complex and highly centralized information technology systems and networks, which are integrated with those of third parties. Any failure or disruption of our current or future systems or networks could have a material adverse effect on our operations, sales and operating results. Furthermore, any data leakages resulting from information technology security breaches could also adversely affect us.

All information technology systems are potentially vulnerable to damage or interruption from a variety of sources. We pursue various measures in order to manage our risks related to system and network disruptions, including the use of multiple suppliers and available information technology security. However, despite precautions taken by us, an outage in a telecommunications network utilized by any of our information technology systems, virus or other event that leads to an unanticipated interruption of our information technology systems or networks could have a material adverse effect on our operations, sales and operating results.

12

Our products and solutions include increasingly complex technology involving numerous new patented and other proprietary technologies, as well as some developed or licensed to us by certain third parties. As a consequence, evaluating the protection of the technologies we intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties' intellectual property rights. The use of increasingly complex technology may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and solution offerings, and/or costly and time-consuming litigation. Third parties may also commence actions seeking to establish the invalidity of intellectual property rights on which we depend.

Our products and solutions include increasingly complex technology involving numerous new Company patented and other proprietary technologies, as well as some developed or licensed to us by certain third parties. As the amount of such proprietary technologies needed for our products and solutions continues to increase, the number of parties claiming rights continues to increase and become more fragmented within individual products, and as the complexity of the technology and the overlap of product functionalities increases, the possibility of more infringement and related intellectual property claims against us also continues to increase. The holders of patents potentially relevant to our product and solution offerings may be unknown to us, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could damage our ability to rely on such technologies.

In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid risks of intellectual property rights infringement created by suppliers of components and various layers in our products and solutions or by companies with which we work in cooperative research and development activities. Similarly, we and our customers may face claims of infringement in connection with our customers' use of our products and solutions. Finally, as all technology standards, including those used and relied on by us, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe that the number of third parties declaring their intellectual property to be relevant to these standards is increasing, which may increase the likelihood that we will be subject to such claims in the future.

Any restrictions on our ability to sell our products and solutions due to expected or alleged infringements of third party intellectual property rights and any intellectual property rights claims, regardless of merit, could result in material losses of profits, costly litigation, the payment of damages and other compensation, the diversion of the attention of our personnel, product shipment delays or the need for us to develop non-infringing technology or to enter into royalty or licensing agreements. If we were unable to develop non-infringing technology, or if royalty or licensing agreements were not available on commercially acceptable terms, we could be precluded from making and selling the affected products and solutions. As new features are added to our products and solutions, we may need to acquire further licenses, including from new and sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a negative effect on our operating results.

In addition, other companies may commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position. If any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from licensing the invalidated or limited portion of our intellectual property rights. Even if such a patent challenge is not successful, it could be expensive and time consuming, divert management attention from our business and harm our reputation. Any diminution of the protection that our own intellectual property rights enjoy could cause us to lose some of the benefits of our investments in R&D, which may have a negative effect on our results of operations.

13

If we are unable to recruit, retain and develop appropriately skilled employees, we may not be able to implement our strategies and, consequently, our results of operations may suffer.

We must continue to recruit, retain and through constant competence training develop appropriately skilled employees with a comprehensive understanding of our businesses and technologies. As competition for skilled personnel remains keen, we seek to create a corporate culture that encourages creativity and continuous learning. We are also continuously developing our compensation and benefit policies and taking other measures to attract and motivate skilled personnel. Nevertheless, we have encountered in the past, and may encounter in the future, shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies and harm our results of operations.

The global networks business relies on a limited number of customers and large multi-year contracts. Unfavorable developments under such a contract or in relation to a major customer may affect our sales, our results of operations and cash flow adversely.

Large multi-year contracts, which are typical in the networks industry, include a risk that the timing of sales and results of operations associated with these contracts will be different than expected. Moreover, they usually require the dedication of substantial amounts of working capital and other resources, which impacts our cash flow negatively. Any non-performance by us under these contracts may have significant adverse consequences for us because network operators have demanded and may continue to demand stringent contract undertakings such as penalties for contract violations.

Our sales derived from, and assets located in, emerging market countries may be adversely affected by economic, regulatory and political developments in those countries. As sales from these countries represent an increasing portion of our total sales, economic or political turmoil in these countries could adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to other risks and uncertainties.

We generate sales from and have invested in various emerging market countries. As sales from these countries represent an increasing portion of our total sales, economic or political turmoil in these countries could adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, incidents of terrorist activity, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

Allegations of health risks from the electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of mobile devices or by causing us to allocate monetary and personnel resources to these issues.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices. While a substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be  certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that would adversely affect our sales and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.

Although the Company products and solutions are designed to meet all relevant safety standards and recommendations globally, no more than a perceived risk of adverse health effects of mobile communications devices could adversely affect us through a reduction in sales of mobile devices or increased difficulty in obtaining sites for base stations, and could have a negative effect on our reputation and brand value as well as harm our share price.

14

Changes in various types of regulation in countries around the world could affect our business adversely.

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work or our customers do business. As a result, changes in various types of regulations applicable to current or new technologies, products or services could affect our business adversely. For example, it is in our interest that the Federal Communications Commission maintains a regulatory environment that ensures the continued growth of the wireless sector in the United States. In addition, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks.

Moreover, the implementation of new technological or legal requirements, such as the requirement in the United States that all handsets must be able to indicate their physical location, could impact our products and solutions, manufacturing or distribution processes, and could affect the timing of product and solution introductions, the cost of our production, products or solutions as well as their commercial success. Finally, export control, tariff, environmental, safety and other regulation that adversely affects the pricing or costs of our products and solutions as well as new services related to our products could affect our net sales and results of operations. The impact of these changes in regulation could affect our business adversely even though the specific regulations do not always directly apply to us or our products and solutions.

Our future revenues and results of operations may be difficult to forecast and results in prior periods may no be indicative of future results.

At times in the past and in certain segments, our revenues have fluctuated on a quarterly and annual basis as well as grown significantly and have decreased significantly. Accurate predictions of future revenues are difficult because of the rapid changes in the markets in which we operate.

Our results of operations have fluctuated and may continue to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

o the addition of new clients or the loss of existing clients;

o changes in fees paid by advertisers or other clients;

o the introduction of new mobile technology services by us or our competitors;

o variations in the levels of capital or operating expenditures and other costs relating to the maintenance or expansion of our operations, including personnel costs;

o seasonality;

o changes in results of operations brought about by newly acquired businesses or new joint ventures, which may be exceedingly difficult to predict due to management's lack of history with such businesses or joint ventures;

o changes in governmental regulation of mobile communications; and

o general economic conditions.

Our future revenues and results of operations may be difficult to forecast due to the above factors and the time we may need to adequately respond to any changes in them. Our profit margins may suffer if we are unable to pass some of the costs on to our customers. In addition, our expense levels are based in large part on our investment plans and estimates of future revenues. Any increased expenses may precede or may not be followed by increased revenues, as we may be unable to, or may elect not to, adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, we believe that period-to-period and year-to-year comparisons of our results of operations may not be meaningful.

15

Acquisitions may harm our financial results.

Acquisitions have been part of our growth and may continue to be part of our growth in the future. Our acquisitions may be of entire companies, certain assets of companies, controlling interests in companies or of minority interests in companies where we intend to invest as part of a strategic alliance. If we are not successful in integrating companies that we acquire or are not able to generate adequate sales from the acquired entities, our business could be materially and adversely affected.

We depend on proprietary rights and we face the risk of infringement.

Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of copyright, trade secret and trademark law. Patent applications and trademark applications we submit may not be approved. Even if they are approved, such patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of such trademarks will be restricted unless we enter into arrangements with such third parties that may be unavailable on commercially reasonable terms.

We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in many foreign countries in which we operate, where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

We have, from time to time, been, and may in the future be, subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or by customers who employ our advertising solutions. We may be required, or may elect, to indemnify these parties against such claims. Such claims and any resultant litigation could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to such claims or litigation unless we enter into arrangements with the third parties responsible for such claims or litigation, which may be unavailable on commercially reasonable terms, if at all.

Future currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China and Hong Kong use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in currencies other than the U.S. dollar. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. We can offer no assurance that these will be stable against the U.S. dollar or any other foreign currency.

The income statements of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries' financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity's functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks.

16

Changes to existing accounting pronouncements, including SFAS 123R, or taxation rules or practices may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Pursuant to SEC rules, we are required to implement the Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") starting in the first quarter of 2006. SFAS 123R requires us to measure compensation costs for all share-based compensation (including stock options and our employee stock purchase plan, as currently constructed) at fair value and take compensation charges equal to that value. The method that we use to determine the fair value of stock options is based upon, among other things, the volatility of our ordinary shares. The price of our ordinary shares has historically been volatile. Therefore, the requirement to measure compensation costs for all share-based compensation under SFAS 123R could negatively affect our profitability and the trading price of our ordinary shares. SFAS 123R and the impact of expensing on our reported results could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. This change to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management's time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NASDAQ National Market. Any such action could adversely affect our financial results and the market price of our ordinary shares.

Our stock price has been historically volatile and may continue to be volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the three months ended September 30, 2008, the closing sale prices of our ordinary shares on the Over-the-Counter Bulletin Board ranged from $0.09 to $0.22 per share and the closing sale price on December 11, 2008 was $0.07 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions or regulations and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for China-related and mobile phone-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

17

We may be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the nature of our income and assets, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to you. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to more burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis, and those determinations depend on the composition of our income and assets, including goodwill, from time to time. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of PFIC treatment, you should be aware that certain factors that could affect our classification as PFIC are out of our control. For example, the calculation of assets for purposes of the PFIC rules depends in large part upon the amount of our goodwill, which in turn is based, in part, on the then market value of our shares, which is subject to change. Similarly, the composition of our income and assets is affected by the extent to which we spend the cash we have raised on acquisitions and capital expenditures. In addition, the relevant authorities in this area are not clear and so we operate with less than clear guidance in our effort to minimize the risk of PFIC treatment. Therefore, we cannot be sure whether we are not and will not be a PFIC for the current or any future taxable year. In the event we are determined to be a PFIC, our stock may become less attractive to U.S. investors, thus negatively impacting the price of our stock.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.

Third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

Our failure to compete successfully may hinder our growth.

The markets for mobile technology and related products and services are intensely competitive and such competition is expected to increase. Our failure to compete successfully may hinder our growth. We believe that our ability to compete depends upon many factors both within and beyond our control, including:

o the development of new mobile technology;

o the timing and market acceptance of new products and enhancements of existing services developed by us and our competitors;

o the ability to attract and retain qualified personnel;

o changing demands regarding customer service and support;

o shifts in sales and marketing efforts by us and our competitors; and

o the ease of use, performance, price and reliability of our services and products.

Some of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than ours. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective clients. In addition, most online advertising companies are seeking to broaden their business models, so that companies that do not currently compete directly with us may decide to compete more directly with us in the future. We may be unable to compete successfully against current or future competitors.

18

ITEM 2.  UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

None.
ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.  OTHER INFORMATION

None.

ITEM 6.  EXHIBITS

INDEX TO EXHIBITS
OF
INNOCOM TECHNOLOGY HOLDINGS, INC.

31.1	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Executive Officer

31.2	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Financial Officer

32.1	Section 1350 Certification of Chief Executive Officer

32.2	Section 1350 Certification of Chief Financial Officer

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOM TECHNOLOGY HOLDINGS, INC.

/s/ William yan Sui Hui
William Yan Sui Hui, Chief Executive Officer
Dated: July 21, 2010	(Principal executive officer)

/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer
Dated: July 21, 2010	(Principal financial officer)

19

EXHIBIT 31.1

CERTIFICATIONS

I, William Yan Sui Hui, certify that:

1. I have reviewed this Form 10-Q/A for the period ending September 30, 2008, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: July 21, 2010	/s/ William Ya Sui Hui
William Yan Sui Hui , Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Cheung Wai Hung, Eddie, certify that:

1. I have reviewed this Form 10-Q/A for the period ending September 30, 2008, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended September 30, 2008 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui, Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended September 30, 2008 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc. and will be retained by Innocom Technology Holdings, Inc. and furnished to the Securities a

Date: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the quarter ended March 31, 2009

-OR-

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission File Number 0-50164

INNOCOM TECHNOLOGY HOLDINGS, INC.
 (Exact Name of small business issuer as specified in Its charter)

NEVADA	87-0618756
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

Suite 1501, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, PRC (Address of principal executive offices)	(Zip code)

Issuer’s telephone number, including area code: (852) 3102 1602

 (Former name, former address or former fiscal year, if changed since last report)

Indicate by check mark whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☐  Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rue 12b-2of the Exchange Act).
Yes ☐ No ☑

The number of shares outstanding of each of the Registrant’s classes of common stock, as of May 8, 2009 was 37,900,536 shares, all of one class of $0.001 par value Common Stock.

INNOCOM TECHNOLOGY HOLDINGS, INC.
FORM 10-Q/A
Quarter Ended March 31, 2009

2

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

This Quarterly Report on Form 10-Q/A, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2 of Part I of this report include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "intended," or "continue" or the negative of these terms or other comparable terminology. You should read statements that contain these words carefully, because they discuss our expectations about our future operating results or our future financial condition or state other "forward-looking" information. There may be events in the future that we are not able to accurately predict or control. Before you invest in our securities, you should be aware that the occurrence of any of the events described in this Annual Report could substantially harm our business, results of operations and financial condition, and that upon the occurrence of any of these events, the trading price of our securities could decline and you could lose all or part of your investment. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Quarterly Report to conform these statements to actual results.

3

PART I. FINANCIAL INFORMATION

ITEM  1.  Financial Statements

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page
Condensed Consolidated Balance Sheets as of March 31, 2009 and December 31, 2008	F-2

Condensed Consolidated Statements of Operations And Comprehensive Income (Loss) for the three months ended March 31, 2009 and 2008 and for the period from January 19, 2007 (Inception) through March 31, 2009
F-3

Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2009 and 2008 and for the period from January 19, 2007 (Inception) through March 31, 2009	F-4

Condensed Consolidated Statement of Stockholders’ Equity (Deficit) for the period from January 19, 2007 (Inception) through March 31, 2009	F-5

Notes to Condensed Consolidated Financial Statements	F-6 to F-12

F-1

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$8,703	$11,553
Prepayments and other receivables	72,828	72,869

Total current assets	81,531	84,422

Non-current assets:
Intangible assets, net	-	-
Land use right, net	-	-
Property, plant and equipment, net	736,186	737,859

TOTAL ASSETS	$817,717	$822,281

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$80,595	$80,692
Amount due to a related party	4,249,797	4,152,410
Other payables and accrued liabilities	219,329	210,866

Total current liabilities	4,549,721	4,443,968

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value; 50,000,000 shares authorized; 37,898,251 shares and 37,898,251 shares issued and outstanding as of March 31, 2009 and December 31, 2008	37,898	37,898
Additional paid-in capital	6,901,232	6,901,232
Accumulated other comprehensive income	537,719	532,248
Retained earnings	5,351,825	5,351,825
Deficit accumulated during the development stage	(16,560,678)	(16,444,890)

Total stockholders’ deficit	(3,732,004)	(3,621,687)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$817,717	$822,281

See accompanying notes to condensed consolidated financial statements.

F-2

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 AND
FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH MARCH 31, 2009
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three months ended March 31,		Period from January 19, 2007 (Inception) through March 31,
	2009	2008	2009

Revenues, net	$-	$-	$-
Cost of revenue	-	-	-

Gross profit	-	-	-

Operating expenses:
Impairment loss on long-lived assets	-	-	14,481,991
General and administrative	115,788	137,066	1,857,248
Total operating expenses	115,788	137,066	16,339,239

LOSS FROM OPERATIONS	(115,788)	(137,066)	(16,339,239)

Other income (expense):
Interest expense	-	-	(240,497)
Interest income	-	-	20,727
Loss on disposal of plant and equipment	-	-	(1,669)

LOSS BEFORE INCOME TAXES	(115,788)	(137,066)	(16,560,678)

Income tax expense	-	-	-

LOSS FROM CONTINUING OPERATIONS, NET OF TAX	(115,788)	(137,066)	(16,560,678)

Discontinued operations, net of tax	-	122,028	401,190

NET LOSS	$(115,788)	$(15,038)	$(16,159,488)

Other comprehensive income:
Foreign currency translation gain	5,471	34,458	357,300

COMPREHENSIVE (LOSS) INCOME	$(110,317)	$19,420	$(15,802,188)

Loss from continuing operations per share - Basic and diluted	$(0.00)	$(0.00)	$(0.44)
Income from discontinued operations per share - Basic and diluted	$-	$0.00	$0.01
Net loss per share – Basic and diluted	$(0.00)	$(0.00)	$(0.43)

Weighted average shares outstanding – basic and diluted	37,898,251	37,898,251	37,898,251

See accompanying notes to condensed consolidated financial statements.

F-3

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 AND
FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH MARCH 31, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

	Three months ended March 31,		Period from January 19, 2007 Inception) through
	2009	2008	March 31, 2009
Cash flows from operating activities:
Loss from continuing operations	$(115,788)	$(137,066)	$(16,560,678)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities:
Depreciation	788	417	4,350
Amortization of intangible assets	-	148,671	598,562
Impairment of long-lived assets	-	-	14,481,991
Write-off of obsolete inventories	-	-	87,299
Loss on disposal of plant and equipment	-	-	1,669
Change in operating assets and liabilities:	-	-	-
Inventories	-	-	(87,299)
Prepayments and other receivables	-	(93,739)	(46,233)
Accounts payable, trade	-	-	80,692
Other payables and accrued liabilities	8,463	(400,780)	21,632
Net cash used in operating activities	(106,537)	(482,497)	(1,418,015)
Net cash provided by discontinued operations	-	400,780	401,190

Cash flows from investing activities:
Purchase of intangible assets	-	-	(5,960,775)
Payment for property, plant and equipment	-	-	(8,896,299)
Net cash used in investing activities	-	-	(14,857,074)
Net cash provided by discontinued operations	-	-	(2,382)

Cash flows from financing activities:
Advances from a related party	97,387	87,156	15,346,129
Repayment of shot term borrowing	-	-	(6,080,032)
Proceeds from short-term loan	-	-	6,080,032
Net cash provided by financing activities	97,387	87,156	15,346,129

Effect of exchange rate changes on cash and cash equivalents	6,300	19	538,855

Net change in cash and cash equivalents	(2,850)	5,458	8,703

BEGINNING OF PERIOD	11,553	3,597	-

END OF PERIOD	$8,703	$9,055	$8,703

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$240,497

See accompanying notes to condensed consolidated financial statements.

F-4

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH MARCH 31, 2009
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Common stock		Additional paid-in	Accumulated other comprehensive	Retained	Deficit accumulated during development	Total stockholders’ equity
	No. of shares	Amount	capital	(loss) income	earnings	stage	(deficit)
Balance as of January 19, 2007 (Inception)	37,898,251	$37,898	$6,901,232	$180,418	$8,585,184	$-	$15,704,732
Net loss for the year	-	-	-	-	(3,634,549)	-	(3,634,549)
Foreign currency translation adjustment	-	-	-	(8,766)		-	(8,766)

Balance as of December 31, 2007	37,898,251	37,898	6,901,232	171,652	4,950,635	-	12,061,417
Net income (loss) for the year	-	-	-	-	401,190	(16,444,890)	(16,043,700)
Foreign currency translation adjustment	-	-	-	360,596	-	-	360,596

Balance as of December 31, 2008	37,898,251	37,898	6,901,232	532,248	5,351,825	(16,444,890)	(3,621,687)
Net loss for the period	-	-	-	-	-	(115,788)	(115,788)
Foreign currency translation adjustment	-	-	-	5,471	-	-	5,471
Balance as of March 31, 2009	37,898,251	$37,898	$6,901,232	$537,719	$5,351,825	$(16,560,678)	$(3,732,004)

See accompanying notes to condensed consolidated financial statements.

F-5

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH MARCH 31, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE－1 BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by management in accordance with both accounting principles generally accepted in the United States (“GAAP”), and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Certain information and note disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

In the opinion of management, the consolidated balance sheet as of December 31, 2008 which has been derived from audited financial statements and these unaudited condensed consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented. The results for the period ended March 31, 2009 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2009 or for any future period.

These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Management’s Discussion and the audited financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2008.

NOTE－2 ORGANIZATION AND BUSINESS BACKGROUND

Innocom Technology Holdings, Inc. (the “Company” or “INCM”) was incorporated in the State of Nevada on June 26, 1998. On June 20, 2006, the Company changed its name from “Dolphin Productions, Inc.” to “Innocom Technology Holdings, Inc.”

The Company, through its subsidiaries, is principally engaged in trading and manufacture of mobile phone handsets and components in Hong Kong and the People’s Republic of China (“the PRC”).

In February, the Company has temporarily ceased its planned principal operation in the manufacturing facility in Changzhou City, Zhejiang Province, the PRC. Starting from the fourth quarter 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. During such challenging economic times, the Company temporarily discontinued operation in the manufacture of mobile communication products and components in the PRC. The Company intends to continue to operate the manufacturing facility depending upon the market recovery condition and demands from the customers.

INCM and its subsidiaries are hereinafter referred to as (the “Company”).

NOTE－3 GOING CONCERN UNCERTAINTIES

These condensed consolidated financial statements have been prepared assuming that Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The accompanying condensed consolidated financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company does not generate significant revenue, and has negative cash flows from operations, which raise substantial doubt about the Company’s ability to continue as a going concern.

F-6

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH MARCH 31, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

The continuation of the Company is dependent upon the continuing financial support from its shareholders throughout March 31, 2009. Management believes this funding will continue, and is also actively seeking new investors. Management believes the existing shareholders will provide the additional cash to meet the Company’s obligations as they become due, and will allow its planned principal business to commence and assembly the production lines of mobile handsets and components in the PRC.

NOTE－4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

•	Use of estimates

In preparing these condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the periods reported. Actual results may differ from these estimates.

•	Basis of consolidation

The condensed consolidated financial statements include the financial statements of INCM and its subsidiaries.

All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

•	Development stage company

The Company has no substantive operations as of March 31, 2009 and the historical operations of the Company relating to its planned manufacturing facility in the PRC are presented for the period from January 19, 2007 (date of inception). The Company is considered as a development stage company in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 7,  “Accounting and Reporting by Development Stage Enterprises” .

•	Revenue recognition

The Company will recognize its revenue in accordance with the Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements"  ("SAB 104"). Revenue will be recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is reasonably assured. Revenue will be recorded net of taxes and estimated product returns, which is based upon the Company's return policy, sales agreements, management estimates of potential future product returns related to current period revenue, current economic trends, changes in customer composition and historical experience. To date, the Company has had no revenues and is in the  development  stage.

•	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

•	Intangible assets

Intangible assets include trademarks of mobile phone handsets purchased from a third party. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142,  “Goodwill and Other Intangible Assets” (“SFAS No. 142”), intangible assets with finite useful lives related to developed technology, customer lists, trade names and other intangibles are being amortized on a straight-line basis over the estimated useful life of the related asset.

F-7

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH MARCH 31, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

Trademarks are carried at cost less accumulated amortization and impairment loss, are amortized on a straight-line basis over their estimated useful lives of 10 years beginning at the time the related trademarks are granted. They will be used in the planned assembly line for mobile phone communication products and components in the PRC and subject to amortization when they are in operational use.

No provision for amortization is made until such time as trademarks are put into operational use.

•	Land use right

All lands in the People’s Republic of China (the “PRC”) are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is 45 years and they will expire in 2054.

No provision for amortization is made until such time as the relevant assets are put into operational use.

•	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis (after taking into account their respective estimated residual values) over the following expected useful lives from the date on which they become fully operational:

	Depreciable life	Residual value
Plant and machinery	5-10 years	5%
Furniture, fixtures and office equipment	5 years	5%

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

•	Valuation of long-lived assets

Long-lived assets primarily include plant and equipment, land use right and intangible assets. In accordance with SFAS No. 144, “ Accounting for the Impairment or Disposal of Long-Lived Assets ”, the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results. There has been no impairment as of March 31, 2009.

•	Comprehensive (loss) income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statements of stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

F-8

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH MARCH 31, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

•	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company adopts Financial Accounting Standards Board ("FASB") Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes"  and FSP FIN 48-1, which amended certain provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109,  "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company's tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

In connection with the adoption of FIN 48, the Company also adopted the policy of recognizing interest and penalties, if any, related to unrecognized tax positions as income tax expense. The Company did not have any unrecognized tax positions or benefits and there was no effect on the financial condition or results of operations for the period ended March 31, 2009. The Company’s tax returns remain open subject to examination by major tax jurisdictions.

•	Net (loss) income per share

The Company calculates net (loss) income per share in accordance with SFAS No. 128, “Earnings per Share”. Basic (loss) income per share is computed by dividing the net (loss) income by the weighted-average number of common shares outstanding during the period. Diluted (loss) income per share is computed similar to basic (loss) income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

•	Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

F-9

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH MARCH 31, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

The reporting currency of the Company is the United States dollar ("US$"). The Company’s subsidiaries operating in Hong Kong maintained their books and records in its local currency, Hong Kong Dollars ("HK$"), which are functional currencies as being the primary currency of the economic environment in which these entities operate.

In general, assets and liabilities are translated into US$, in accordance with SFAS No. 52, “Foreign Currency Translation” , using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the respective period:

	Three months ended March 31,
	2009	2008
Period end RMB:US$ exchange rate	6.8293	7.0222
Average monthly RMB:US$ exchange rate	6.8252	7.1800
Period end HK$:US$ exchange rate	7.7505	7.7827
Average monthly HK$:US$ exchange rate	7.7547	7.7954
•	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

•	Fair value of financial instruments

The Company values its financial instruments as required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” . The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily consist of cash and cash equivalents, prepaid expenses and other receivable, amount due to a related party, other payables and accrued liabilities.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short term maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective period ends.

•	Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In December 2007, the FASB issued a revision to SFAS No. 141, “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) revises the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Specifically, SFAS No. 141(R) will change the accounting for acquisition costs, noncontrolling interests, acquired contingent liabilities, restructuring costs associated with a combination and certain tax-related items, as well as require additional disclosures. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is required to apply SFAS No. 141(R) to any acquisitions in 2009 or thereafter.

F-10

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH MARCH 31, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in subsidiaries. This statement requires the reporting of all noncontrolling interests as a separate component of stockholders’ equity, the reporting of consolidated net income (loss) as the amount attributable to both the parent and the noncontrolling interests and the separate disclosure of net income (loss) attributable to the parent and to the noncontrolling interests. In addition, this statement provides accounting and reporting guidance related to changes in noncontrolling ownership interests. Other than the reporting requirements described above which require retrospective application, the provisions of SFAS No. 160 are to be applied prospectively in the first annual reporting period beginning on or after December 15, 2008. The Company’s adoption of SFAS No. 160 on January 1, 2009 did not have an impact on its consolidated results of operations or financial position.

In December 2008, the FASB issues Staff Position (“FSP”) No. 140-4 and FIN 46(R)-8, “Disclosures by Public Entities about Transfers of Financial Assets and Interests in Variable Interest Entities”.  The purpose of this FSP is to promptly increase disclosures by public entities and enterprises until the pending amendments to SFAS No. 140, “ Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”,  (“SFAS No. 140”) and FASB Interpretation No. 46 (revised December 2003), “ Consolidation of Variable Interest Entities” , (“FIN 46(R)”) are finalized and approved by the FASB. The FSP is effective for reporting periods (interim and annual) ending after December 15, 2008. This adoption did not have any impact on the consolidated financial statements.

On January 12, 2009, the FASB issued FSP EITF 99-20-01, “Amendment to the Impairment Guidance of EITF Issue No. 99-20” . This FSP amends the impairment guidance in EITF Issue No. 99-20,  “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets,”  to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115,  “Accounting for Certain Investments in Debt and Equity Securities” , and other related guidance. The FSP is shall be effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company does not believe this pronouncement will impact its financial statements.

NOTE－5 DISCONTINUED OPERATIONS

Starting from the fourth quarter of 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. The Company has also discontinued its trading business in the mobile communication products and components in Hong Kong since the customers no longer demanded for sales orders during the first quarter of 2009.

F-11

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH MARCH 31, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE－6 AMOUNT DUE TO A RELATED PARTY

As of March 31, 2009, a balance of $4,249,797 due to a director and a major shareholder of the Company, Mr. William Hui, represented temporary advance to the Company which was unsecured, interest-free and has no fixed repayment term.

NOTE－7 INCOME TAXES

The Company operates in various countries: United States, British Virgin Island, Hong Kong and the PRC that are subject to tax in the jurisdictions in which they operate, as follows:

United States of America

The Company is registered in the State of Neveda and is subject to United States current tax law.

British Virgin Island

Under the current BVI law, the Company is not subject to tax on income.

Hong Kong

For the three months ended March 31, 2009 and 2008 and for the period from January 19, 2007 (Inception) through March 31, 2009, no provision for Hong Kong Profits Tax is provided for as the Company’s income neither arises in, nor is derived form Hong Kong under its tax law.

The PRC

The Company’s subsidiary, CICTL is subject to the unified income rate of 25% on the taxable income. For the three months ended March 31, 2009 and 2008 and for the period from January 19, 2007 (Inception) through March 31, 2009, CICTL generated net operating losses and accordingly, no provision for income tax has been recorded.

NOTE－8 COMMITMENTS AND CONTINGENCIES

(a)         Operating lease commitment

The Company leases an office premise under a non-cancelable operating lease for a term of 2 years due June 15, 2010. Costs incurred under this operating lease are recorded as rent expense and totaled approximately $32,954, $26,169 and $$261,029 for the three months ended March 31, 2009 and 2008, and the period from January 1, 2007 (Inception) through March 31, 2009.

Period ending March 31,
2009	$131,889
2010	27,477

Total	$159,366

F-12

ITEM 2. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

The following review concerns three months ended March 31, 2009 and March 31, 2008, which should be read in conjunction with the financial statements and notes thereto presented in the Form 10-K.

Forward Looking Statements

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. We disclaim any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these  statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

History

Innocom Technology Holdings, Inc. (the “Company” or “INCM”) was incorporated in the State of Nevada on June 26, 1998.

On June 20, 2006, the Company changed its name from “Dolphin Productions, Inc.” to “Innocom Technology Holdings, Inc.”

On January 19, 2007, Changzhou Innocom Communication Technology Limited is incorporated and registered in the People’s Republic of China (“the PRC”).

On May 16, 2007, the Company purchased a 10 years mobile phone manufacturing license in a consideration of RMB45 million (approximately $5,770,000) and annual license fee of RMB500,000 (approximately $64,000).

On May 8, 2008, the Company completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in the PRC upon the approval of its local government.

Overview and Future Plan of Operations

In February 2009, the Company determined to have a temporary closure in the manufacturing facility in Changzhou City, Zhejiang Province, the PRC. Starting from the fourth quarter 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. During such challenging economic times, the Company temporarily discontinued operation in the manufacture of mobile communication products and components in the PRC. However, the Company did not intend to dispose by sale and may continue to operate the manufacturing facility depending upon the market recovery condition in the next 12 months.

Results of Operations for Three Months ended March 31, 2009 and March 31, 2008

During the three months ended March 31, 2009, we experienced a net loss of $115,788 compared to a net loss of $15,038 for three months ended March 31, 2008. The loss is attributable to the significant deteriorated environment and the challenging economic crisis of the period.

4

Revenue

As a result of temporary discontinue of business and operation in the manufacture of mobile communication products and components in the PRC, the revenue recorded zero during both three months ended March 31, 2009 and March 31, 2008.

Cost of Sales

As a result of temporary discontinue of business and operation in the manufacture of mobile communication products and components in the PRC, the cost of sale recorded zero during both three months ended March 31, 2009 and March 31, 2008.

 Administrative Expenses

Administrative expenses mainly included office rental charges, salaries and professional fee.

Below table sets out the components of non-cash items:

	Three Months ended March 31,
	2009	2008
Depreciation	$788	$417
Amortization of intangible assets	-	148,671
	$788	$149,088

The depreciation policy adopted in for the fiscal year 2009 was consistent with that adopted in 2008.

Other Income

No other income occurred for both three months period ended March 31, 2009 and March 31, 2008.

Net Loss

Net loss for the three months ended March 31, 2009 was $115,788 compared to net loss of $15,038 for the three months ended March 31, 2008. Loss of both periods and the increase of loss for the three months ended March 31, 2009 is attributable to the significant deteriorated environment and the challenging economic crisis of the periods.

Trends, Events, and Uncertainties

On May 8, 2008, we have completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in Changzhou, Jiangsu Province, China upon the approval of its local government. Trial assembling of mobile phones has been completed. We will assemble mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis. On August 13, 2008, this subsidiary has entered into an annual assembling service agreement for a brand-name mobile phone manufacturer on OEM basis. We expect to start assembling service in first quarter of 2009.

However, starting from the fourth quarter 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. During challenging economic times, the Company determined to temporarily discontinue operation in the manufacture of mobile communication products and components in February 2009.

5

Liquidity and Capital Resources for Three Months Ended March 31, 2009 and 2008

Cash flows from operating activities – continuing operation

We experienced negative cash flows used in operations in the amount of $106,537 for three months ended March 31, 2009 as compared with negative cash flow used in the operations in the amount of $482,497 and positive cash flow generated from discontinued operation in the amounts of $400,780 for three months ended March 31, 2008.

Cash flows from investing activities – continuing operations

During three months ended March 31, 2009, there are no investment activities.

Cash flows from financing activities – continuing operations

We experienced positive cash flow advanced from a related party in the amount of $97,387 and $87,156 for the three months ended March 31, 2009 and 2008.

Liquidity

On a long-term basis, our liquidity will be dependent on establishing profitable operations, receipt of revenues, additional infusions of capital and additional financing. If necessary, we may raise capital through an equity or debt offering. The funds raised from this offering will be used to develop and execute our business plan. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected. Additionally, we will have to significantly modify our plans.

Critical Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Details of critical accounting policies are set out in notes to the financial statements included in Item 1.

Employees

As of March 31, 2009, we had approximately 5 full-time employees employed in Hong Kong. From time to time we employ independent contractors to support our production, engineering, marketing, and sales departments.

Website Access to our SEC Reports

Our Internet website address is www.innocomtechnology.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our Annual Reports on Form 10-K; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Proxy Statements for our Annual Stockholder Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

You may also obtain copies of our reports without charge by writing to:

Attn: Investor Relations
Suite 1501, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong, PRC

6

The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or through the SEC website at www.sec.gov. The Public Reference Room may be contact at (800) SEC-0330. You may also access our other reports via that link to the SEC website.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in Renminbi. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 4T. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures.

Based on an evaluation under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Section 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange  Act") were effective as of March 31, 2009 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2008, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings at this time, and management is not aware of any contemplated proceeding by any governmental authority.

ITEM 1A. RISK FACTORS

N/A

7

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. OTHER INFORMATION

None.

ITEM 6. EXHIBITS

INDEX TO EXHIBITS
OF
INNOCOM TECHNOLOGY HOLDINGS, INC.

31.1	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Executive Officer

31.2	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Financial Officer

32.1	Section 1350 Certification of Chief Executive Officer

32.2	Section 1350 Certification of Chief Financial Officer

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOM TECHNOLOGY HOLDINGS, INC.

Dated: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui, Chief Executive Officer
(Principal executive officer)

Dated: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer
(Principal financial officer)

8

EXHIBIT 31.1

CERTIFICATIONS

I, William Yan Sui Hui, certify that:

1. I have reviewed this Form 10-Q/A for the period ending March 31, 2009, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business iss uer's internal  control over financial reporting.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui , Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Cheung Wai Hung, Eddie, certify that:

1. I have reviewed this Form 10-Q/A for the period ending March 31, 2009, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business is suer's interna l control over financial reporting.

Date: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended March 31, 2009 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc. and will be retained by Innocom Technology Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui, Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended March 31, 2009 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc. and will be retained by Innocom Technology Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the quarter ended June 30, 2009

Commission File Number 0-50164

INNOCOM TECHNOLOGY HOLDINGS, INC.
 (Exact Name of small business issuer as specified in Its charter)

NEVADA	87-0618756
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

Suite 1501, Bank of East Asia Harbour View Centre, 56	(Zip code)
Gloucester Road, Wanchai, Hong Kong, PRC
(Address of principal executive offices)

Issuer’s telephone number, including area code: (852) 3102 1602

 (Former name, former address or former fiscal year, if changed since last report)

Indicate by check mark whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑       No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☐     Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rue 12b-2of the Exchange Act).  Yes  ☐ No  ☑

The number of shares outstanding of each of the Registrant’s classes of common stock, as of August 19, 2009 was 37,900,536 shares, all of one class of $0.001 par value Common Stock.

INNOCOM TECHNOLOGY HOLDINGS, INC.
FORM 10-Q/A
Quarter Ended June 30, 2009

		Page

PART I— FINANCIAL INFORMATION

Item 1	Financial Statements	F-1

	Condensed Consolidated Balance Sheets as of June 30, 2009 (unaudited) and December 31, 2008 (audited)	F-2

Condensed Consolidated Statements of Operations and Comprehensive(Loss) Income for the Three Months Ended June 30, June 2009 and 2008, for the Six Months Ended June 30, 2009 and 2008 (unaudited) and for the period from January 19, 2007 (Inception) through June 30, 2009 (unaudited)
		F-3 to F-4

	Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2009 and 2008 (unaudited) and for the period from January 19, 2007 (Inception) through June 30, 2009 (unaudited)	F-5

	Condensed Consolidated Statement of Stockholders’ Equity (Deficit) for the period from January 19, 2007 (Inception) through March 31, 2009 (unaudited)	F-6

	Notes to Condensed Consolidated Financial Statements	F-7 to F-14

Item 2	Managements Discussion and Analysis of Financial Condition and Results of Operation	4-7

Item 3	Quantitative and Qualitative Disclosures About Market Risk	7

Item 4T	Controls and Procedures	8

PART II—OTHER INFORMATION

Item 1	Legal Proceedings	8

Item 1A	Risk Factors	8

Item 2	Unregistered Sales of Equity Securities and Use of Proceeds	8

Item 3	Defaults Upon Senior Securities	8

Item 4	Submission of Matters to a Vote of Security Holders	8

Item 5	Other Information	8

Item 6	Exhibits	9

	SIGNATURES	10

2

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

This Quarterly Report on Form 10-Q/A, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2 of Part I of this report include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "intended," or "continue" or the negative of these terms or other comparable terminology. You should read statements that contain these words carefully, because they discuss our expectations about our future operating results or our future financial condition or state other "forward-looking" information. There may be events in the future that we are not able to accurately predict or control. Before you invest in our securities, you should be aware that the occurrence of any of the events described in this Annual Report could substantially harm our business, results of operations and financial condition, and that upon the occurrence of any of these events, the trading price of our securities could decline and you could lose all or part of your investment. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Quarterly Report to conform these statements to actual results.

3

PART I.	FINANCIAL INFORMATION

ITEM  1.  Financial Statements

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

Condensed Consolidated Balance Sheets as of June 30, 2009 and December 31, 2008	F-2

Condensed Consolidated Statements of Operations And Comprehensive Income (Loss) for the three and six months ended June 30, 2009 and 2008 and the period from January 19, 2007 through June 30, 2009	F-3 – F-4

Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2009 and 2008 and the period from January 19, 2007 through June 30, 2009	F-5

Condensed Consolidated Statement of Stockholders’ Deficit for the period from January 19, 2007 through June 30, 2009	F-6

Notes to Condensed Consolidated Financial Statements	F-7 to F-14

F-1

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2009 AND DECEMBER 31, 2008
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$8,438	$11,553
Prepayments and other receivables	72,833	72,869

Total current assets	81,271	84,422

Non-current assets:
Intangible assets, net	-	-
Land use right, net	-	-
Property, plant and equipment, net	735,471	737,859

TOTAL ASSETS	$816,742	$822,281

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$80,603	$80,692
Amount due to a related party	4,345,501	4,152,410
Other payables and accrued liabilities	210,366	210,866

Total current liabilities	4,636,470	4,443,968

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value; 50,000,000 shares authorized; 37,898,251 shares issued and outstanding as of June 30, 2009 and December 31, 2008	37,898	37,898
Additional paid-in capital	6,901,232	6,901,232
Accumulated other comprehensive income	537,994	532,248
Retained earnings	5,351,825	5,351,825
Deficit accumulated during the development stage	(16,648,677)	(16,444,890)

Total stockholders’ deficit	(3,819,728)	(3,621,687)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$816,742	$822,281

See accompanying notes to condensed consolidated financial statements.

F-2

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD
FROM JANUARY 19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,		Period from January 19, 2007 (Inception) through June 30,
	2009	2008	2009	2008	2009

Revenues, net	$-	$-	$-	$-	$-
Cost of revenue	-	-	-	-	-

Gross profit	-	-	-	-	-

Operating expenses:
Impairment loss on long-lived assets	-	-	-	-	14,481,991
General and administrative	87,999	669,122	203,787	806,188	1,945,247

Total operating expenses	87,999	669,122	203,787	806,188	16,427,238

LOSS FROM OPERATIONS	(87,999)	(669,122)	(203,787)	(806,188)	(16,427,238)

Other income (expense):
Interest expense	-	(102,704)	-	(102,704)	(240,497)
Interest income	-	11,077	-	11,077	20,727
Loss on disposal of plant and equipment	-	-	-	-	(1,669)

LOSS BEFORE INCOME TAXES	(87,999)	(760,749)	(203,787)	(897,815)	(16,648,677)

Income tax expense	-	-	-	-	-

LOSS FROM CONTINUING OPERATIONS, NET OF TAX	(87,999)	(760,749)	(203,787)	(897,815)	(16,648,677)

Income from discontinued operations, net of tax	-	129,384	-	251,412	401,190

NET LOSS	$(87,999)	$(631,365)	$(203,787)	$(646,403)	$(16,247,487)

See accompanying notes to condensed consolidated financial statements.

F-3

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD
FROM JANUARY 19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,		Period from January 19, 2007 (Inception) through June 30,
	2009	2008	2009	2008	2009

Other comprehensive income:
Foreign currency translation gain	275	395,077	5,746	429,535	357,576

COMPREHENSIVE LOSS	$(87,724)	$(236,288)	$(198,041)	$(216,868)	$(15,889,911)

Loss from continuing operations per share - Basic and diluted	$(0.00)	$(0.02)	$(0.01)	$(0.02)	$(0.44)
Income from discontinued operations per share - Basic and diluted	$-	$0.00	$-	$0.01	$0.01
Net loss per share – Basic and diluted	$(0.00)	$(0.02)	$(0.01)	$(0.02)	$(0.43)

Weighted average shares outstanding – basic and diluted	37,898,251	37,898,251	37,898,251	37,898,251	37,898,251

See accompanying notes to condensed consolidated financial statements.

F-4

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM
JANUARY 19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

	Six months ended June 30,		Period from January 19, 2007 (Inception) through June 30,
	2009	2008	2009
Cash flows from operating activities:
Loss from continuing operations	$(203,787)	$(897,815)	$(16,648,677)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities:
Depreciation	1,577	1,246	5,139
Amortization of intangible assets	-	297,259	598,562
Impairment of long-lived assets	-	-	14,481,991
Write-off of obsolete inventories	-	-	87,299
Loss on disposal of plant and equipment	-	1,667	1,669
Change in operating assets and liabilities:
Inventories	-	(106,241)	(87,299)
Prepayments and other receivables	-	(311,661)	(46,233)
Income tax payable	-	(1,439,376)	-
Accounts payable, trade	-	74,846	80,692
Other payables and accrued liabilities	(500)	(78,031)	12,669
Net cash used in operating activities	(202,710)	(2,458,106)	(1,514,188)
Net cash provided by discontinued operations	-	261	401,190

Cash flows from investing activities:
Purchase of intangible assets	-	-	(5,960,775)
Payment to the investment in an unconsolidated entity	-	-	(8,448,584)
Acquisition of property, plant and equipment	-	(11,315)	(262,313)
Acquisition of land use right	-	(129,462)	(185,402)
Net cash used in investing activities	-	(140,777)	(14,857,074)
Net cash provided by (used in) discontinued operations	-	5,617,101	(2,382)

Cash flows from financing activities:
Advances from (Repayment to) a related party	193,091	(5,104,167)	15,441,832
Proceeds from short-term loan	-	1,700,686	6,080,032
Proceeds from (Repayment of ) bills payable	-	496,033	(6,080,032)
Net cash provided by (used in) financing activities	193,091	(2,907,448)	15,441,832

Effect of exchange rate changes on cash and cash equivalents	6,504	428,436	539,060

Net change in cash and cash equivalents	(3,115)	539,467	8,438

BEGINNING OF PERIOD	11,553	3,597	-

END OF PERIOD	$8,438	$543,064	$8,438

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$102,704	$240,497

See accompanying notes to condensed consolidated financial statements.

F-5

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Common stock		Additional	Accumulated other comprehensive	Retained	Deficit accumulated during development	Total stockholders’
	No. of shares	Amount	paid-in capital	(loss) income	earnings	stage	equity (deficit)

Balance as of January 19, 2007 (Inception)	37,898,251	$37,898	$6,901,232	$180,418	$8,585,184	$-	$15,704,732
Net loss for the year	-	-	-	-	(3,634,549)	-	(3,634,549)
Foreign currency translation adjustment	-	-	-	(8,766)		-	(8,766)

Balance as of December 31, 2007	37,898,251	37,898	6,901,232	171,652	4,950,635	-	12,061,417
Net income (loss) for the year	-	-	-	-	401,190	(16,444,890)	(16,043,700)
Foreign currency translation adjustment	-	-	-	360,596	-	-	360,596

Balance as of December 31, 2008	37,898,251	37,898	6,901,232	532,248	5,351,825	(16,444,890)	(3,621,687)
Net loss for the period	-	-	-	-	-	(203,787)	(203,787)
Foreign currency translation adjustment	-	-	-	5,746	-	-	5,746

Balance as of June 30, 2009	37,898,251	$37,898	$6,901,232	$537,994	$5,351,825	$(16,648,677)	$(3,819,728)

See accompanying notes to condensed consolidated financial statements.

F-6

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY
19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE－1    BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by management in accordance with both accounting principles generally accepted in the United States (“GAAP”), and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Certain information and note disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

In the opinion of management, the consolidated balance sheet as of December 31, 2008 which has been derived from audited financial statements and these unaudited condensed consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented. The results for the period ended June 30, 2009 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2009 or for any future period.

These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Management’s Discussion and the audited financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2008.

NOTE－2    ORGANIZATION AND BUSINESS BACKGROUND

Innocom Technology Holdings, Inc. (the “Company” or “INCM”) was incorporated in the State of Nevada on June 26, 1998. On June 20, 2006, the Company changed its name from “Dolphin Productions, Inc.” to “Innocom Technology Holdings, Inc.”

The Company, through its subsidiaries, is principally engaged in trading and manufacture of mobile phone handsets and components in Hong Kong and the People’s Republic of China (“the PRC”).

In February 2009, the Company has temporarily ceased its planned principal operation in the manufacturing facility in Changzhou City, Zhejiang Province, the PRC. Starting from the fourth quarter 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. During such challenging economic times, the Company discontinued operation in the manufacture of mobile communication products and components in the PRC. The Company intends to continue to operate the manufacturing facility depending upon the market recovery condition and demands from the customers.

INCM and its subsidiaries are hereinafter referred to as (the “Company”).

NOTE－3    GOING CONCERN UNCERTAINTIES

These condensed consolidated financial statements have been prepared assuming that Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The accompanying condensed consolidated financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company does not generate significant revenue, and has negative cash flows from operations, which raise substantial doubt about the Company’s ability to continue as a going concern.

F-7

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY
19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

The continuation of the Company is dependent upon the continuing financial support from its shareholders throughout June 30, 2009. Management believes this funding will continue, and is also actively seeking new investors. Management believes the existing shareholders will provide the additional cash to meet the Company’s obligations as they become due, and will allow its planned principal business to commence and assembly the production lines of mobile handsets and components in the PRC.

NOTE－4    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●	Use of estimates

In preparing these condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the periods reported. Actual results may differ from these estimates.

●	Basis of consolidation

The condensed consolidated financial statements include the financial statements of INCM and its subsidiaries.

All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Development stage company

The Company has no substantive operations as of June 30, 2009 and the historical operations of the Company relating to its planned manufacturing facility in the PRC are presented for the period from January 19, 2007 (date of inception). The Company is considered as a development stage company in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 7,  “Accounting and Reporting by Development Stage Enterprises” .

●	Revenue recognition

The Company will recognize its revenue in accordance with the Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements"  ("SAB 104"). Revenue will be recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is reasonably assured. Revenue will be recorded net of taxes and estimated product returns, which is based upon the Company's return policy, sales agreements, management estimates of potential future product returns related to current period revenue, current economic trends, changes in customer composition and historical experience. To date, the Company has had no revenues and is in the development stage.

●	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

●	Intangible assets

Intangible assets include trademarks of mobile phone handsets purchased from a third party. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142,  “Goodwill and Other Intangible Assets” (“FAS 142”), intangible assets with finite useful lives related to developed technology, customer lists, trade names and other intangibles are being amortized on a straight-line basis over the estimated useful life of the related asset.

F-8

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY
19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

Trademarks are carried at cost less accumulated amortization and impairment loss, are amortized on a straight-line basis over their estimated useful lives of 10 years beginning at the time the related trademarks are granted. They will be used in the planned assembly line for mobile phone communication products and components in the PRC and subject to amortization when they are in operational use.

For the three and six months ended June 30, 2009, no amortization is no longer required since their carrying values were fully provided for impairment loss during 2008.

●	Land use right

All lands in the People’s Republic of China (the “PRC”) are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is 45 years and they will expire in 2054.

For the three and six months ended June 30, 2009, no amortization is no longer required since its carrying value was fully provided for impairment loss during 2008.

●	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis (after taking into account their respective estimated residual values) over the following expected useful lives from the date on which they become fully operational:

	Depreciable life	Residual value
Plant and machinery	5-10 years	5%
Furniture, fixtures and office equipment	5 years	5%

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Valuation of long-lived assets

Long-lived assets primarily include plant and equipment, land use right and intangible assets. In accordance with SFAS No. 144, “ Accounting for the Impairment or Disposal of Long-Lived Assets ”, the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results. There has been no impairment as of June 30, 2009.

F-9

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY
19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

●	Comprehensive (loss) income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statements of stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company adopts Financial Accounting Standards Board (“FASB”) Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes"  and FSP FIN 48-1, which amended certain provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109,  "Accounting for Income Taxes."  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company's tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

In connection with the adoption of FIN 48, the Company also adopted the policy of recognizing interest and penalties, if any, related to unrecognized tax positions as income tax expense. The Company did not have any unrecognized tax positions or benefits and there was no effect on the financial condition or results of operations for the period ended June 30, 2009. The Company’s tax returns remain open subject to examination by major tax jurisdictions.

●	Net (loss) income per share

The Company calculates net (loss) income per share in accordance with SFAS No. 128, “Earnings per Share”. Basic (loss) income per share is computed by dividing the net (loss) income by the weighted-average number of common shares outstanding during the period. Diluted (loss) income per share is computed similar to basic (loss) income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

●	Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

F-10

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY
19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

The reporting currency of the Company is the United States dollar ("US$"). The Company’s subsidiaries operating in Hong Kong maintained their books and records in its local currency, Hong Kong Dollars ("HK$"), which are functional currencies as being the primary currency of the economic environment in which these entities operate.

In general, assets and liabilities are translated into US$, in accordance with SFAS No. 52, “Foreign Currency Translation” , using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the respective period:

	June 30, 2009	June 30, 2008
Period-end RMB:US$ exchange rate	6.8249	6.8520
Average monthly RMB:US$ exchange rate	6.8226	7.0504
Period-end HK$:US$ exchange rate	7.7504	7.8037
Average monthly HK$:US$ exchange rate	7.7530	7.7975

●	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

●	Fair value measurement

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“FAS 157”), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. Effective January 1, 2009, the Company adopted SFAS 157 for all non-financial instruments accounted for at fair value on a non-recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Effective April 1, 2009, the Company adopted FASB FSP FAS 157-4,  Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly .. Adoption of the FSP had an insignificant effect on the Company’s financial statements.

FAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, FAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. FAS 157 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

F-11

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY
19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

For financial assets and liabilities, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

●	Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.”  This FSP amends SFAS No. 107,  “Disclosures about Fair Value of Financial Instruments,” and Accounting Principles Board (“APB”) Opinion No. 28,  “Interim Financial Reporting.” (“FAS 107”) This FSP requires publicly-traded entities to disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position, as required by FAS 107. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted FSP FAS 107-1 and APB 28-1 for the period ended June 30, 2009.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“FAS 165”), which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of FAS 165 for the quarter ended June 30, 2009. The adoption of FAS 165 did not have a material effect on the consolidated financial statements.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140”  (“FAS 166”). FAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets. FAS 166 is effective for fiscal years beginning after November 15, 2009. The Company will adopt FAS 166 in fiscal 2010 and is evaluating the impact it will have on the consolidated results of the Company.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“FAS 167”). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. FAS 167 is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. The Company will adopt FAS 167 in fiscal 2010 and is evaluating the impact it will have on the consolidated results of the Company.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”  (“FAS 168”). FAS 168 replaces SFAS No. 162,  “The Hierarchy of Generally Accepted Accounting Principles”  and establishes the  “FASB Accounting Standard Codification ™  ” (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. All guidance contained in the Codification carries an equal level of authority. On the effective date of FAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. FAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has evaluated this new statement, and has determined that it will not have a significant impact on the determination or reporting of the financial results.

F-12

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY
19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE－5    DISCONTINUED OPERATIONS

Starting from the fourth quarter of 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. The Company has discontinued its trading business in the mobile communication products and components in Hong Kong since the customers no longer demanded for sales orders during the first and second quarters of 2009.

NOTE－6    AMOUNT DUE TO A RELATED PARTY

As of June 30, 2009, a balance of $4,345,194 due to a director and a major shareholder of the Company, Mr. William Hui, represented temporary advance to the Company which was unsecured, interest-free with no fixed repayment term.

NOTE－7    INCOME TAXES

The Company operates in various countries: United States, British Virgin Island, Hong Kong and the PRC that are subject to taxes in the jurisdictions in which they operate, as follows:

United States of America

The Company is registered in the State of Neveda and is subject to United States current tax law.

British Virgin Island

Under the current BVI law, the Company is not subject to tax on income.

Hong Kong

For the six months ended June 30, 2009 and 2008 and for the period from January 19, 2007 (Inception) through June 30, 2009, no provision for Hong Kong Profits Tax is provided for since the Company’s income neither arises in, nor is derived form Hong Kong under its applicable tax law.

The PRC

The Company’s subsidiary, CICTL is subject to the unified income rate of 25% on the taxable income. For the six months ended June 30, 2009 and 2008 and for the period from January 19, 2007 (Inception) through June 30, 2009, CICTL generated net operating losses and accordingly, no provision for income tax has been recorded.

F-13

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 AND FOR THE PERIOD FROM JANUARY
19, 2007 (INCEPTION) THROUGH JUNE 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE－8    COMMITMENTS AND CONTINGENCIES

Operating lease commitment

The Company leases an office premise under a non-cancelable operating lease for a term of 2 years due June 15, 2010. Costs incurred under this operating lease are recorded as rent expense and totaled approximately $65,923, $52,515 and $293,998 for the six months ended June 30, 2009 and 2008, and the period from January 19, 2007 (Inception) through June 30, 2009.

As of June 30, 2009, the Company has the future minimum rental payments of $126,396 under a non-cancelable operating lease in the next 12 months.

F-14

ITEM 2.	MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

The following review concerns three months ended June 30, 2009 and June 30, 2008, and six months ended June 30, 2009 and June 30, 2008, which should be read in conjunction with the financial statements and notes thereto presented in the Form 10-K.

Forward Looking Statements

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. We disclaim any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

History

Innocom Technology Holdings, Inc. (the “Company” or “INCM”) was incorporated in the State of Nevada on June 26, 1998.

On June 20, 2006, the Company changed its name from “Dolphin Productions, Inc.” to “Innocom Technology Holdings, Inc.”

On January 19, 2007, Changzhou Innocom Communication Technology Limited is incorporated and registered in the People’s Republic of China (“the PRC”).

On May 16, 2007, the Company purchased a 10 years mobile phone manufacturing license in a consideration of RMB45 million (approximately $5,770,000) and annual license fee of RMB500,000 (approximately $64,000).

On May 8, 2008, the Company completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in the PRC upon the approval of its local government.

Overview and Future Plan of Operations

In February 2009, the Company determined to have a temporary closure in the manufacturing facility in Changzhou City, Zhejiang Province, the PRC. Starting from the fourth quarter 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. During such challenging economic times, the Company has discontinued operation in the manufacture of mobile communication products and components in the PRC. However, the Company did not intend to dispose by sale and may continue to operate the manufacturing facility depending upon the market recovery condition in the next 12 months.

Results of Operations for Three Months ended June 30, 2009 and June 30, 2008 and Six Months Ended June 30, 2009 and June 30, 2008

During the three months ended June 30, 2009, we experienced a net loss of $87,999 compared to a net loss of $631,365 for three months ended June 30, 2008. During six months ended June 30, 2009, we experienced a net loss of $203,787 compared to a net loss of $646,403 for six months ended June 30, 2008. The loss is attributable to the significant deteriorated environment and the challenging economic crisis of the period.

4

Revenue

As a result of temporary discontinue of business and operation in the manufacture of mobile communication products and components in the PRC, no revenue is recorded during both three and six months ended June 30, 2009.

Cost of Sales

As a result of temporary discontinue of business and operation in the manufacture of mobile communication products and components in the PRC, no cost of sale is recorded during both three and six months ended June 30, 2009.

Administrative Expenses

Administrative expenses mainly included office rental charges, salaries and professional fee.

Below table sets out the components of non-cash items:

	Three Months ended June 30,		Six Months ended June 30,
	2009	2008	2009	2008
Depreciation	$789	$829	$1,577	$1,246
Amortization of intangible assets	-	148,588	-	297,259
	$789	$149,417	$1,577	$298,505

The depreciation policy adopted in for the fiscal year 2009 was consistent with that adopted in 2008.

The decrease in amortization of intangible assets is due to intangible assets being written off during the last quarter of 2008.

Other Income

Total other income for both periods presented was immaterial and consisted of the following:

	Three Months ended June 30, 2009	Three Months ended June 30, 2008	Six Months ended June 30, 2009	Six Months ended June 30, 2008
Interest income	$-	$11,077	$-	$11,077

Interest expense	$-	$102,704	$-	$102,704

Net Loss

Net loss for the six months ended June 30, 2009 was $203,787 compared to net loss of $646,403 for the six months ended June 30, 2008. Loss of both periods is attributable to the significant deteriorated environment and the challenging economic crisis of the periods.   .

Trends, Events, and Uncertainties

On May 8, 2008, we have completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in Changzhou, Jiangsu Province, China upon the approval of its local government. Trial assembling of mobile phones has been completed. We will assemble mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis. On August 13, 2008, this subsidiary has entered into an annual assembling service agreement for a brand-name mobile phone manufacturer on OEM basis. We expect to start assembling service in first quarter of 2009.

5

However, starting from the fourth quarter 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. During challenging economic times, the Company determined to discontinue operation in the manufacture of mobile communication products and components in February 2009.

Liquidity and Capital Resources for Six Months Ended June 30, 2009 and 2008

Cash flows from operating activities

We experienced negative cash flows used in operations in the amount of $202,710 for six months ended June 30, 2009 as compared with negative cash flow used in the operations in the amount of $2,457,845 for six months ended June 30, 2008.

Cash flows from investing activities

During six months ended June 30, 2009, there are no investment activities.

During six months ended June 30, 2008, we had positive cash flow provided by investment activities in the amount of $5,476,324. We received proceed from disposal of subsidiaries of $5,617,101. We used $11,315 to purchase property, plant and equipment and made a capital payment of $129,462 in acquisition of land use right.

Cash flows from financing activities

During six months ended June 30, 2009 we experienced positive cash flow advanced from a related party in the amount of $193,091.

During six months ended June 30, 2008, we experienced negative cash flows in financing activities in the amount of $2,907,448. We repay advance from a related party in the amount of $5,104,167. On the other hand, we obtained short-term bank loans and note payable of $1,700,686 and $496,033 respectively.

Liquidity

On a long-term basis, our liquidity will be dependent on establishing profitable operations, receipt of revenues, additional infusions of capital and additional financing. If necessary, we may raise capital through an equity or debt offering. The funds raised from this offering will be used to develop and execute our business plan. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected. Additionally, we will have to significantly modify our plans.

Critical Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Details of critical accounting policies are set out in notes to the financial statements included in Item 1.

6

Employees

As of June 30, 2009, we had approximately 5 full-time employees employed in Hong Kong. From time to time we employ independent contractors to support our production, engineering, marketing, and sales departments.

Website Access to our SEC Reports

Our Internet website address is www.innocomtechnology.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our Annual Reports on Form 10-K; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Proxy Statements for our Annual Stockholder Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

You may also obtain copies of our reports without charge by writing to:

Attn: Investor Relations
Suite 1501, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong, PRC

The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or through the SEC website at www.sec.gov. The Public Reference Room may be contact at (800) SEC-0330. You may also access our other reports via that link to the SEC website.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in Renminbi. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

7

ITEM 4T.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures.

Based on an evaluation under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Section 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange  Act") were effective as of June 30, 2009 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2009, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings at this time, and management is not aware of any contemplated proceeding by any governmental authority.

ITEM 1A.	RISK FACTORS

N/A

ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.	DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.	OTHER INFORMATION

None.

8

ITEM 6.	EXHIBITS

INDEX TO EXHIBITS
OF
INNOCOM TECHNOLOGY HOLDINGS, INC.

31.1	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Executive Officer

31.2	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Financial Officer

32.1	Section 1350 Certification of Chief Executive Officer

32.2	Section 1350 Certification of Chief Financial Officer

9

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOM TECHNOLOGY HOLDINGS, INC.

/s/ William Yan Sui Hui
William Yan Sui Hui, Chief Executive Officer
Dated: July 21, 2010	(Principal executive officer)

/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer
Dated: July 21, 2010	(Principal financial officer)

10

EXHIBIT 31.1

CERTIFICATIONS

I, William Yan Sui Hui, certify that:

1. I have reviewed this Form 10-Q/A for the period ending June 30, 2009, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui , Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Cheung Wai Hung, Eddie, certify that:

1. I have reviewed this Form 10-Q/A for the period ending June 30, 2009, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended June 30, 2009 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui, Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended June 30, 2009 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc. and will be retained by Innocom Technology Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: July 21, 2010	/s/ Cheung Wai Hung, Eddie
Cheung Wai Hung, Eddie, Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the quarter ended September 30, 2009

Commission File Number 0-50164

INNOCOM TECHNOLOGY HOLDINGS, INC.
(Exact Name of small business issuer as specified in Its charter)

NEVADA	87-0618756
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

Suite 1501, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, PRC (Address of principal executive offices)	(Zip code)

Issuer’s telephone number, including area code: (852) 3102 1602

 (Former name, former address or former fiscal year, if changed since last report)

Indicate by check mark whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes☑      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rue 12b-2of the Exchange Act).
Yes  ☐   No ☑
The number of shares outstanding of each of the Registrant’s classes of common stock, as of November 2, 2009 was 37,900,536 shares, all of one class of $0.001 par value Common Stock.

INNOCOM TECHNOLOGY HOLDINGS, INC.
FORM 10-Q/A
Quarter Ended September 30, 2009

		Page

	PART I— FINANCIAL INFORMATION

Item 1	Financial Statements

	Condensed Consolidated Balance Sheets as of September 30, 2009 (unaudited) and December 31, 2008 (audited)	F-2

Condensed Consolidated Statements of Operations and Comprehensive(Loss) Income for the Three Months Ended September 30, September 2009 and 2008, for the Nine Months Ended September 30, 2009 and 2008 (unaudited) and for the period from January 19, 2007 (Inception) through September 30, 2009 (unaudited)
		F-3 – F-4

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2008 (unaudited) and for the period from January 19, 2007 (Inception) through September 30, 2009 (unaudited)
		F5

	Condensed Consolidated Statement of Stockholders’ Equity (Deficit) for the period from January 19, 2007 (Inception) through September 30, 2009 (unaudited)	F-6

	Notes to Condensed Consolidated Financial Statements	F-7 – F-13

Item 2	Managements Discussion and Analysis of Financial Condition and Results of Operation	4-7

Item 3	Quantitative and Qualitative Disclosures About Market Risk	7

Item 4T	Controls and Procedures	8

	PART II—OTHER INFORMATION

Item 1	Legal Proceedings	8

Item 1A	Risk Factors	8

Item 2	Unregistered Sales of Equity Securities and Use of Proceeds	8

Item 3	Defaults Upon Senior Securities	8

Item 4	Submission of Matters to a Vote of Security Holders	8

Item 5	Other Information	8

Item 6	Exhibits	8

	SIGNATURES	9

2

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

This Quarterly Report on Form 10-Q/A, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2 of Part I of this report include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed," "intended," or "continue" or the negative of these terms or other comparable terminology. You should read statements that contain these words carefully, because they discuss our expectations about our future operating results or our future financial condition or state other "forward-looking" information. There may be events in the future that we are not able to accurately predict or control. Before you invest in our securities, you should be aware that the occurrence of any of the events described in this Annual Report could substantially harm our business, results of operations and financial condition, and that upon the occurrence of any of these events, the trading price of our securities could decline and you could lose all or part of your investment. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this Quarterly Report to conform these statements to actual results.

3

PART I.             FINANCIAL INFORMATION

ITEM  1.  Financial Statements

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

Condensed Consolidated Balance Sheets as of September 30, 2009 and December 31, 2008	F-2

Condensed Consolidated Statements of Operations And Comprehensive Income (Loss) for the three and nine months ended September 30, 2009 and 2008 and the period from January 19, 2007 through September 30, 2009
F-3 – F-4

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2009 and 2008 and the period from January 19, 2007 through September 30, 2009	F-5

Condensed Consolidated Statement of Stockholders’ Deficit for the period from January 19, 2007 through September 30, 2009	F-6

Notes to Condensed Consolidated Financial Statements	F-7 – F-13

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	September 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$2,740	$11,553
Prepayments and other receivables	72,870	72,869

Total current assets	75,610	84,422

Non-current assets:
Intangible assets, net	-	-
Land use right, net	-	-
Property, plant and equipment, net	735,457	737,859

TOTAL ASSETS	$811,067	$822,281

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$80,688	$80,692
Amount due to a related party	4,441,554	4,152,410
Other payables and accrued liabilities	175,673	210,866

Total current liabilities	4,697,915	4,443,968

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value; 50,000,000 shares authorized; 37,898,251 shares issued and outstanding as of September 30, 2009 and December 31, 2008	37,898	37,898
Additional paid-in capital	6,901,232	6,901,232
Accumulated other comprehensive income	532,344	532,248
Retained earnings	5,086,568	5,351,825
Deficit accumulated during the development stage	(16,444,890)	(16,444,890)

Total stockholders’ deficit	(3,886,848)	(3,621,687)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$811,067	$822,281

See accompanying notes to condensed consolidated financial statements.

F-2

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
AND FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION)
THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,		Period from January 19, 2007 (inception)
	2009	2008	2009	2008	through September 30, 2009

Revenues, net	$-	$-	$-	$-	$-
Cost of revenue	-	-	-	-	-

Gross profit	-	-	-	-	-

Operating expenses:
Impairment loss on long-lived assets	-	-	-	-	14,481,991
General and administrative	91,470	295,505	265,257	1,194,887	2,198,256

Total operating expenses	91,470	295,505	265,257	1,194,887	16,680,247

LOSS FROM OPERATIONS	(91,470)	(295,505)	(265,257)	(1,194,887)	(16,680,247)

Other income (expense):
Interest expense	-	(167,699)	-	(270,403)	(240,498)
Interest income	-	9,719	-	20,796	20,727
Loss on disposal of plant & equipment	-	-	-	-	(1,669)
Foreign exchange gain	-	98,346	-	191,540	191,540

LOSS BEFORE INCOME TAXES	(91,470)	(355,139)	(265,257)	(1,252,954)	(16,710,147)

Income tax expense	-	-	-	-	-

LOSS FROM CONTINUING OPERATIONS, NET OF TAX	(91,470)	(355,139)	(265,257)	(1,252,954)	(16,710,147)

Income from discontinued operations, net of tax	-	73,078	-	324,490	401,190

NET LOSS	$(91,470)	$(282,061)	$(265,257)	$(928,464)	$(16,308,957)
See accompanying notes to condensed consolidated financial statements.

F-3

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
AND FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION)
THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,		Period from January 19, 2007 (inception)
	2009	2008	2009	2008	through September 30, 2009

Other comprehensive income:
Foreign currency translation gain	(5,380)	188,384	96	617,919	351,926

COMPREHENSIVE LOSS	$(96,850)	$(93,677)	$(265,161)	$(310,545)	$(15,957,031)

Loss from continuing operations per share - Basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.03)	$(0.44)
Income from discontinued operations per share - Basic and diluted	$-	$0.00	$-	$0.01	$0.01
Net loss per share – Basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.02)	$(0.43)

Weighted average shares outstanding – basic and diluted	37,898,251	37,898,251	37,898,251	37,898,251	37,898,251

See accompanying notes to condensed consolidated financial statements.

F-4

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 AND FOR THE
PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

	Nine months ended September 30,		Period from January 19, 2007
	2009	2008	(inception) through September 30, 2009
Cash flows from operating activities:
Loss from continuing operations	$(265,257)	$(1,252,954)	$(16,710,147)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities:
Depreciation	2,365	2,384	5,927
Amortization of intangible assets	-	447,472	598,562
Impairment of long-lived assets	-	-	14,481,991
Write-off of obsolete inventories	-	-	87,299
Loss on disposal of plant and equipment	-	1,667	1,669
Change in operating assets and liabilities:
Inventories	-	(139,430)	(87,299)
Prepayments and other receivables	-	(211,849)	(46,233)
Deferred revenue	-	(323,879)	-
Accounts payable, trade	-	-	80,692
Accounts receivable, trade	-	81,491	-
Amount due to related party	-	99,937	-
Other payables and accrued liabilities	(35,193)	37,562	(22,024)
Net cash used in operating activities	(298,085)	(1,257,599)	(1,609,563)
Net cash provided by discontinued operations	-	324,490	401,190

Cash flows from investing activities:
Proceeds from disposal of subsidiary	-	5,617,101	-
Payment to the investment in an unconsolidated entity	-	-	(8,448,584)
Acquisition of property, plant and equipment	-	(240,722)	(262,313)
Acquisition of land use right	-	(261,840)	(185,402)
Acquisition of intangible assets	-	-	(5,960,775)
Net cash used in investing activities	-	5,114,539	(14,857,074)
Net cash provided by (used in) discontinued operations	-	-	(2,382)

Cash flows from financing activities:
Advances from (repayment to) a related party	289,144	(4,797,925)	15,537,885
Net increase in bank overdraft	-	33,503	-
Proceeds from short-term borrowings	-	512,065	6,080,032
Proceeds from (repayment of ) bills payable	-	-	(6,080,032)
Net cash provided by (used in) financing activities	289,144	(4,252,357)	15,537,885

Effect of exchange rate changes on cash and cash equivalents	128	594,476	532,684

Net change in cash and cash equivalents	(8,813)	523,549	2,740

BEGINNING OF PERIOD	11,553	3,597	-

END OF PERIOD	$2,740	$527,146	$2,740

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-
See accompanying notes to condensed consolidated financial statements.

F-5

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD FROM JANUARY 19, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”), except for number of shares)
(Unaudited)

	Common stock			Accumulated		Deficit accumulated
	No. of shares	Amount	Additional paid-in capital	other comprehensive (loss) income	Retained earnings	during development stage	Total stockholders’ equity (deficit)

Balance as of January 19, 2007	37,898,251	$37,898	$6,901,232	$180,418	$8,585,184	$-	$15,704,732
Net loss for the year	-	-	-	-	(3,634,549)	-	(3,634,549)
Foreign currency translation adjustment	-	-	-	(8,766)	-	-	(8,766)

Balance as of December 31, 2007	37,898,251	37,898	6,901,232	171,652	4,950,635	-	12,061,417
Net income (loss) for the year	-	-	-	-	401,190	(16,444,890)	(16,043,700)
Foreign currency translation adjustment	-	-	-	360,596	-	-	360,596

Balance as of December 31, 2008	37,898,251	37,898	6,901,232	532,248	5,351,825	(16,444,890)	(3,621,687)
Net loss for the period	-	-	-	-	(265,257)	-	(265,257)
Foreign currency translation adjustment	-	-	-	96	-	-	96

Balance as of September 30, 2009	37,898,251	$37,898	$6,901,232	$532,344	$5,086,568	$(16,444,890)	$(3,886,848)

See accompanying notes to condensed consolidated financial statements.

F-6

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 AND FOR THE PERIOD FROM
JANUARY 19, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE－1         BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by management in accordance with both accounting principles generally accepted in the United States (“GAAP”), and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Certain information and note disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

In the opinion of management, the consolidated balance sheet as of December 31, 2008 which has been derived from audited financial statements and these unaudited condensed consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented. The results for the period ended September 30, 2009 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2009 or for any future period.

These unaudited condensed consolidated financial statements and notes thereto should be read in conjunction with the Management’s Discussion and the audited financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2008.

NOTE－2         ORGANIZATION AND BUSINESS BACKGROUND

Innocom Technology Holdings, Inc. (the “Company” or “INCM”) was incorporated in the State of Nevada on June 26, 1998. On June 20, 2006, the Company changed its name from “Dolphin Productions, Inc.” to “Innocom Technology Holdings, Inc.”

The Company, through its subsidiaries, is principally engaged in trading and manufacture of mobile phone handsets and components in Hong Kong and the People’s Republic of China (“the PRC”).

In February, the Company has temporarily ceased its planned principal operation in the manufacturing facility in Changzhou City, Zhejiang Province, the PRC. Starting from the fourth quarter 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. During such challenging economic times, the Company discontinued operation in the manufacture of mobile communication products and components in the PRC. The Company intends to continue to operate the manufacturing facility depending upon the market recovery condition and demands from the customers.

INCM and its subsidiaries are hereinafter referred to as (the “Company”).

NOTE－3         GOING CONCERN UNCERTAINTIES

These condensed consolidated financial statements have been prepared assuming that Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The accompanying condensed consolidated financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company does not generate significant revenue, and has negative cash flows from operations, which raise substantial doubt about the Company’s ability to continue as a going concern.

F-7

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 AND FOR THE PERIOD FROM
JANUARY 19, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

The continuation of the Company is dependent upon the continuing financial support from its shareholders throughout September 30, 2010. Management believes this funding will continue, and is also actively seeking new investors. Management believes the existing shareholders will provide the additional cash to meet the Company’s obligations as they become due, and will allow its planned principal business to commence and assembly the production lines of mobile handsets and components in the PRC.

NOTE－4         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●	Use of estimates

In preparing these condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the periods reported. Actual results may differ from these estimates.

●	Basis of consolidation

The condensed consolidated financial statements include the financial statements of INCM and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Development stage company

The Company has no substantive operations as of September 30, 2009 and the historical operations of the Company relating to its planned manufacturing facility in the PRC are presented for the period from January 19, 2007 (date of inception). The Company is considered as a development stage company in accordance with the provisions of Accounting Standards Codification ("ASC") Topic 915 “ Development Stage Entities” .

●	Revenue recognition

The Company will recognize its revenue in accordance with the ASC Topic 605, "Revenue Recognition in Financial Statements". Revenue will be recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is reasonably assured. Revenue will be recorded net of taxes and estimated product returns, which is based upon the Company's return policy, sales agreements, management estimates of potential future product returns related to current period revenue, current economic trends, changes in customer composition and historical experience. To date, the Company has had no revenues and is in the development stage.

●	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

●	Intangible assets

Intangible assets include trademarks of mobile phone handsets purchased from a third party. In accordance with ASC Subtopic 350-50  “General Intangibles Other Than Goodwill”,  intangible assets with finite useful lives related to developed technology, customer lists, trade names and other intangibles are being amortized on a straight-line basis over the estimated useful life of the related asset.

F-8

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 AND FOR THE PERIOD FROM
JANUARY 19, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

Trademarks are carried at cost less accumulated amortization and impairment loss, are amortized on a straight-line basis over their estimated useful lives of 10 years beginning at the time the related trademarks are granted. They will be used in the planned assembly line for mobile phone communication products and components in the PRC and subject to amortization when they are in operational use.

For the three and nine months ended September 30, 2009, amortization is no longer required since their carrying values were fully provided for impairment loss in 2008.

●	Land use right

All lands in the People’s Republic of China (the “PRC”) are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. Amortization is provided over the term of the land use right agreements on a straight-line basis, which is 45 years and they will expire in 2054.

For the three and nine months ended September 30, 2009, amortization is no longer required since its carrying value was fully provided for impairment loss during 2008.

●	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis (after taking into account their respective estimated residual values) over the following expected useful lives from the date on which they become fully operational:

	Depreciable life	Residual value
Plant and machinery	5-10 years	5%
Furniture, fixtures and office equipment	5 years	5%
Leasehold improvement	2 years	0%

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Valuation of long-lived assets

Long-lived assets primarily include plant and equipment, land use right and intangible assets. In accordance with ASC Subtopic 360-10- “ Impairment or Disposal of Long-Lived Assets ”, the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results. There has been no impairment as of September 30, 2009.

●	Comprehensive (loss) income

ASC Topic 220 “Comprehensive Income” establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statements of stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

F-9

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 AND FOR THE PERIOD FROM
JANUARY 19, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

●	Income taxes

The Company adopts the ASC Topic 740 “Income Taxes”, regarding accounting for uncertainty in income taxes prescribes the recognition threshold and measurement attributes for financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. In addition, the guidance requires the determination of whether the benefits of tax positions will be more likely than not sustained upon audit based upon the technical merits of the tax position. For tax positions that are determined to be more likely than not sustained upon audit, a company recognizes the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement in the financial statements. For tax positions that are not determined to be more likely than not sustained upon audit, a company does not recognize any portion of the benefit in the financial statements. The guidance provides for de-recognition, classification, penalties and interest, accounting in interim periods and disclosure.

The Company did not have any unrecognized tax positions or benefits and there was no effect on the financial condition or results of operations for the period ended September 30, 2009. The Company and its subsidiaries are subject to local and various foreign tax jurisdictions. The Company’s tax returns remain open subject to examination by major tax jurisdictions.

●	Net (loss) income per share

The Company calculates net (loss) income per share in accordance with ASC Topic 260, “Earnings per Share”. Basic (loss) income per share is computed by dividing the net (loss) income by the weighted-average number of common shares outstanding during the period. Diluted (loss) income per share is computed similar to basic (loss) income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

●	Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is the United States dollar ("US$"). The Company’s subsidiaries operating in Hong Kong maintained their books and records in its local currency, Hong Kong Dollars ("HK$"), which are functional currencies as being the primary currency of the economic environment in which these entities operate.

In general, assets and liabilities are translated into US$, in accordance with ASC Subtopic 830-30 “Translation of Financial Statement” , using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the respective period:

F-10

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 AND FOR THE PERIOD FROM
JANUARY 19, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

	September 30, 2009	September 30, 2008
Period-end RMB:US$ exchange rate	6.838	6.855
Average monthly RMB:US$ exchange rate	6.843	6.999
Period-end HK$:US$ exchange rate	7.750	7.770
Average monthly HK$:US$ exchange rate	7.752	7.798

●	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

●	Fair value measurement

ASC Topic 820 “Fair Value Measurements and Disclosures” ("ASC 820") establishes a new framework for measuring fair value and expands related disclosures. Broadly, ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

For financial assets and liabilities, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

●	Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In April 2009, the FASB issued an update to ASC Topic 820 “Fair Value Measurements and Disclosures” to provide additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. Additionally, additional disclosures are required regarding fair value in interim and annual reports. These provisions are effective for interim and annual periods ending after June 15, 2009. The Company adopted this guidance and it did not materially affect the Company’s financial position and results of operations.

In May 2009, the FASB issued ASC Topic 855 “Subsequent Events” which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Furthermore, this requires disclosure of the date through which subsequent events were evaluated. These requirements are effective for interim and annual periods after June 15, 2009. The Company adopted these requirements for the quarter ended September 30, 2009, and have evaluated subsequent events through November 2, 2009.

F-11

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 AND FOR THE PERIOD FROM
JANUARY 19, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

In June 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-1, “Topic 105 — Generally Accepted Accounting Principles ” which amended ASC 105, “ Generally Accepted Accounting Principles ” to establish the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All previous references to the superseded standards in our consolidated financial statements have been replaced by references to the applicable sections of the Codification. The adoption of these sections did not have a material impact on the Company’s condensed consolidated financial statements.

In August 2009, the FASB issued an update of ASC Topic 820 “Measuring Liabilities at Fair Value ”. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using prescribed techniques. The Company adopted the new guidance in the third quarter of 2009 and it did not materially affect the Company’s financial position and results of operations.

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force) ” which amends ASC 605-25, “ Revenue Recognition: Multiple-Element Arrangements .” ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. This ASU will become effective for us for revenue arrangements entered into or materially modified on or after April 1, 2011. Earlier application is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the application date and the impact of this standard on its condensed consolidated financial statements.

NOTE－5         DISCONTINUED OPERATIONS

Starting from the fourth quarter of 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. The Company has discontinued its trading business in the mobile communication products and components in Hong Kong since the customers no longer demanded for sales orders during the first, second and third quarters of 2009.

NOTE－6         AMOUNT DUE TO A RELATED PARTY

As of September 30, 2009, a balance of $4,441,554 due to a director and a major shareholder of the Company, Mr. William Hui, represented temporary advance to the Company which was unsecured, interest-free with no fixed repayment term.

F-12

INNOCOM TECHNOLOGY HOLDINGS, INC.
(A Development Stage Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008 AND FOR THE PERIOD FROM
JANUARY 19, 2007 (INCEPTION) THROUGH SEPTEMBER 30, 2009
(Currency expressed in United States Dollars (“US$”))
(Unaudited)

NOTE－7         INCOME TAXES

The Company operates in various countries: United States, British Virgin Island, Hong Kong and the PRC that are subject to taxes in the jurisdictions in which they operate, as follows:

United States of America

The Company is registered in the State of Nevada and is subject to United States current tax law.

British Virgin Island

Under the current BVI law, the Company is not subject to tax on income.

Hong Kong

For the nine months ended September 30, 2009 and 2008 and for the period from January 19, 2007 (Inception) through September 30, 2009, no provision for Hong Kong Profits Tax is provided for since the Company’s income neither arises in, nor is derived form Hong Kong under its applicable tax law.

The PRC

The Company’s subsidiary, CICTL is subject to the unified income rate of 25% on the taxable income. For the nine months ended September 30, 2009 and 2008 and for the period from January 19, 2007 (Inception) through September 30, 2009, CICTL generated net operating losses and accordingly, no provision for income tax has been recorded.

NOTE－8         COMMITMENTS AND CONTINGENCIES

Operating lease commitment

The Company leases an office premise under a non-cancelable operating lease for a term of 2 years due June 15, 2010. Costs incurred under this operating lease are recorded as rent expense and totaled approximately $98,893, $76,368 and $326,968 for the nine months ended September 30, 2009 and 2008, and the period from January 19, 2007 (Inception) through September 30, 2009.

As of September 30, 2009, the Company has the future minimum rental payments of $99,174 under a non-cancelable operating lease in the next 12 months.

NOTE－9         SUBSEQUENT EVENTS

The Company evaluated subsequent events through November 2, 2009, the date the financial statements were issued, and there were no subsequent events which impacted the Company’s financial position or results of operations as of September 30, 2009 or which required disclosure.

F-13

ITEM 2.	MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

The following review concerns three months ended September 30, 2009 and September 30, 2008, and nine months ended September 30, 2009 and September 30, 2008, which should be read in conjunction with the financial statements and notes thereto presented in the Form 10-K.

Forward Looking Statements

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. We disclaim any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

History

Innocom Technology Holdings, Inc. (the “Company” or “INCM”) was incorporated in the State of Nevada on June 26, 1998.

On June 20, 2006, the Company changed its name from “Dolphin Productions, Inc.” to “Innocom Technology Holdings, Inc.”

On January 19, 2007, Changzhou Innocom Communication Technology Limited is incorporated and registered in the People’s Republic of China (“the PRC”).

On May 16, 2007, the Company purchased a 10 years mobile phone manufacturing license in a consideration of RMB45 million (approximately $5,770,000) and annual license fee of RMB500,000 (approximately $64,000).

On May 8, 2008, the Company completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in the PRC upon the approval of its local government.

Overview and Future Plan of Operations

In February 2009, the Company determined to have a temporary closure in the manufacturing facility in Changzhou City, Zhejiang Province, the PRC. Starting from the fourth quarter 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. During such challenging economic times, the Company has discontinued operation in the manufacture of mobile communication products and components in the PRC. However, the Company did not intend to dispose by sale and may continue to operate the manufacturing facility depending upon the market recovery condition in the next 12 months.

Results of Operations for Three Months ended September 30, 2009 and September 30, 2008 and Nine Months Ended September 30, 2009 and September 30, 2008

During the three months ended September 30, 2009, we experienced a net loss of $91,470 compared to a net loss of $282,061 for three months ended September 30, 2008. During nine months ended September 30, 2009, we experienced a net loss of $265,257 compared to a net loss of $928,464 for nine months ended September 30, 2008. The loss is attributable to the significant deteriorated environment and the challenging economic crisis of the period.

4

Revenue

As a result of temporary discontinue of business and operation in the manufacture of mobile communication products and components in the PRC, no revenue is recorded during both three and nine months ended September 30, 2009.

Cost of Sales

As a result of temporary discontinue of business and operation in the manufacture of mobile communication products and components in the PRC, no cost of sale is recorded during both three and nine months ended September 30, 2009.

Administrative Expenses

Administrative expenses mainly included office rental charges, salaries and professional fee.

Below table sets out the components of non-cash items:

	Three Months ended September 30,		Nine Months ended September 30,
	2009	2008	2009	2008
Depreciation	$788	$1,138	$2,365	$2,384
Amortization of intangible assets	-	150,213	-	447,472
	$788	$151,351	$2,365	$449,856

The depreciation policy adopted in for the fiscal year 2009 was consistent with that adopted in 2008.

The decrease in amortization of intangible assets is due to intangible assets being written off during the last quarter of 2008.

Other Income

Total other income for both periods presented was immaterial and consisted of the following:

	Three Months ended September 30, 2009	Three Months ended September 30, 2008	Nine Months ended September 30, 2009	Nine Months ended September 30, 2008
Interest income	$-	$9,719	$-	$20,796

Interest expense	$-	$167,699	$-	$270,403

Net Loss

Net loss for the nine months ended September 30, 2009 was $265,527 compared to net loss of $928,464 for the nine months ended September 30, 2008. Loss of both periods is attributable to the significant deteriorated environment and the challenging economic crisis of the periods.   .

Trends, Events, and Uncertainties

On May 8, 2008, we have completed the establishment of a new subsidiary, Changzhou Innocom Communication Technology Limited in Changzhou, Jiangsu Province, China upon the approval of its local government. Trial assembling of mobile phones has been completed. We will assemble mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis. On August 13, 2008, this subsidiary has entered into an annual assembling service agreement for a brand-name mobile phone manufacturer on OEM basis. We expect to start assembling service in first quarter of 2009.

5

However, starting from the fourth quarter 2008, global economic conditions have deteriorated significantly across the countries and the demand for communication products and components was adversely slowed down. During challenging economic times, the Company determined to discontinue operation in the manufacture of mobile communication products and components in February 2009.

Liquidity and Capital Resources for Nine Months Ended September 30, 2009 and 2008

Cash flows from operating activities

We experienced negative cash flows used in operations in the amount of $298,085 for nine months ended September 30, 2009 as compared with negative cash flow used in the operations in the amount of $933,109 for nine months ended September 30, 2008.

Cash flows from investing activities

During nine months ended September 30, 2009, there are no investment activities.

During nine months ended September 30, 2008, we had positive cash flow provided by investment activities in the amount of $5,114,539. We received proceed from disposal of subsidiaries of $5,617,101. We used $240,722 to purchase property, plant and equipment and made a capital payment of $261,840 in acquisition of land use right.

Cash flows from financing activities

During nine months ended September 30, 2009 we experienced positive cash flow advanced from a related party in the amount of $289,144.

During nine months ended September 30, 2008, we experienced negative cash flows in financing activities in the amount of $4,252,357. We repay advance from a related party in the amount of $4,797,925. On the other hand, we obtained short-term bank loans and note payable of $512,065 and $33,503 respectively.

Liquidity

On a long-term basis, our liquidity will be dependent on establishing profitable operations, receipt of revenues, additional infusions of capital and additional financing. If necessary, we may raise capital through an equity or debt offering. The funds raised from this offering will be used to develop and execute our business plan. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected. Additionally, we will have to significantly modify our plans.

Critical Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Details of critical accounting policies are set out in notes to the financial statements included in Item 1.

6

Employees

As of September 30, 2009, we had approximately 5 full-time employees employed in Hong Kong. From time to time we employ independent contractors to support our production, engineering, marketing, and sales departments.

Website Access to our SEC Reports

Our Internet website address is www.innocomtechnology.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our Annual Reports on Form 10-K; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Proxy Statements for our Annual Stockholder Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

You may also obtain copies of our reports without charge by writing to:

Attn: Investor Relations
Suite 1501, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong, PRC

The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or through the SEC website at www.sec.gov. The Public Reference Room may be contact at (800) SEC-0330. You may also access our other reports via that link to the SEC website.

ITEM 3.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in Renminbi. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

7

ITEM 4T.      CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures.

Based on an evaluation under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Section 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange  Act") were effective as of September 30, 2009 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2009, which were identified in connection with management's evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.         LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings at this time, and management is not aware of any contemplated proceeding by any governmental authority.

ITEM 1A.      RISK FACTORS

N/A

ITEM 2.         UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3.         DEFAULTS UPON SENIOR SECURITIES

None.
ITEM 4.         SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5.         OTHER INFORMATION

None.

ITEM 6.         EXHIBITS

8

INDEX TO EXHIBITS
OF
INNOCOM TECHNOLOGY HOLDINGS, INC.

31.1	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Executive Officer

31.2	Rule 13a-14 (a)/15d-14 (a) Certification of Chief Financial Officer

32.1	Section 1350 Certification of Chief Executive Officer

32.2	Section 1350 Certification of Chief Financial Officer

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOM TECHNOLOGY HOLDINGS, INC.

/s/
Dated: July 21, 2010	William Yan Sui Hui, Chief Executive Officer (Principal executive officer)

/s/
Dated: July 21, 2010	Cheung Wai Hung, Eddie, Chief Financial Officer (Principal financial officer)

9

EXHIBIT 31.1

CERTIFICATIONS

I, William Yan Sui Hui, certify that:

1. I have reviewed this Form 10-Q/A for the period ending September 30, 2009, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: July 21, 2010	/s/
William Yan Sui Hui , Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Cheung Wai Hung, Eddie, certify that:

1. I have reviewed this Form 10-Q/A for the period ending September 30, 2009, of Innocom Technology Holdings, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: July 21, 2010	/s/
Cheung Wai Hung, Eddie, Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended September 30, 2009 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc.

Date: July 21, 2010	/s/
William Yan Sui Hui, Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-Q/A for the period ended September 30, 2009 (the "Form 10-Q/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-Q/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc. and will be retained by Innocom Technology Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: July 21, 2010	/s/
Cheung Wai Hung, Eddie, Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________  to  ________

Commission File Number 0 -   50164

INNOCOM TECHNOLOGY HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Nevada	87-0618756
(State or other jurisdiction of Incorporation or organization)	(IRS Employer Identification No.)

Unit 3506, Bank of America Tower
12 Harcourt Road
Central, Hong Kong PRC
(Address of principal executive offices)

(852) 3102 1602
(Issuer's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act: Common Stock ($0.001 par value)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☐      No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No   ☐

As of December 31, 2007, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was $3,697,705.25 based on the closing sale price as reported on the Over-the-Counter Bulletin Board. As of April 10, 2008, there were 37,898,251 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None

Innocom Technology Holdings, Inc.

FORM 10-K/A

For the Year Ended December 31, 2007

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K/A contains forward-looking statements. These statements relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no duty to update any of the forward-looking statements after the date of this report to conform such statements to actual results or to changes in our expectations.

Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made in PART I. ITEM 1A:. Risk Factors and PART II. ITEM 6 "Management's Discussion and Analysis or Plan of Operatio n" included herein.

PART I.
Item 1. Business

History

Innocom Technology Holdings, Inc., (the "Company") was organized under the laws of the state of Nevada on June 26, 1998 under the name Dolphin Productions, Inc., The Company has provided musical and other performance services for concerts and public events.  During the fiscal year ended September 30, 2003, the Company determined to shift its emphasis away from the presentation of concerts and toward the Internet marketing of recorded music.  The Company has not presented live musical concerts during then past two fiscal years.  The Company owns the rights to the domain name "dolphinproductions.net."  The Company has encountered substantial competitive, legal, technological and financial obstacles to its entry into the business of marketing recorded music through the Internet.  The Company has not generated substantial revenues from Internet marketing of musical properties.

On March 30, 2006, pursuant to an Agreement and Plan of Reorganization dated March 15, 2006 among the Company, Innocom Technology Holdings Limited, a British Virgin Islands corporation, (“Innocom”) and certain shareholders of Innocom, the Company acquired 100% of Innocom’s issued and outstanding common stock making Innocom a wholly owned subsidiary of the Company.  As a result, the Company, which previously had no material operations, has acquired the business of Innocom which have two principal business lines: design and solution provision for mobile phones, and trading of mobile phone handsets and related components.

In 2006, we change the name of the Company from Dolphin Production, Inc. to Innocom Technology Holdings, Inc.

Due to keen competition, the Company ceased the business of design and solution provision for mobile phone segment in the last quarter of 2006 and disposed of entire segment in May 2007 with a profit of US$599,544.

In February 2007, we have established a wholly-foreign owned subsidiary company to acquire distressed land, factory building and equipments under receivership from municipal government. Deposits have been paid by installments. We expect to complete the acquisition in near future. The factory will be used for assembling mobile phones under the trade mark we purchased in May 2007 and components parts on OEM basis.

In May 2007, we acquire a trade mark, namely “Tsinghua Unisplendour” for a period of 10 years.

In 2007, we discontinue the registration of domain name “dolphinproductions.net”.

Our Business

We provide sourcing of mobile phone handsets and components for customers on a wholesale basis.

2

Customers

Our customers include major mobile handset brand owners in China, such as TCL, CECT, Cosun Communications, Panda Communications and Zhejiang Holley Communication Group Co., Ltd.

We generate our revenue from sale of complete mobile handsets and component parts.

Facilities

We do not own any land and building. We currently rent a 200 square meters office with a lease period of two years in Hong Kong as our headquarter office.

Employees

As of December 31, 2007, we employed approximately 4 full-time employees. The Company does not have any collective bargaining agreements with its employees and we consider our employee relations to be good.

Website Access to our SEC Reports

Our Internet website address is www.innocomtechnology.com. Through our Internet website, we will make available, free of charge, the following reports as soon as reasonably practicable after electronically filing them with, or furnishing them to, the SEC: our Annual Reports on Form 10-K; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Proxy Statements for our Annual Stockholder Meetings are also available through our Internet website. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K/A.

You may also obtain copies of our reports without charge by writing to:

Attn: Investor Relations
Unit 3506, Bank of America Tower
12 Harcourt Road
Central, Hong Kong PRC

The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or through the SEC website at www.sec.gov. The Public Reference Room may be contact at (800) SEC-0330. You may also access our other reports via that link to the SEC website.

3

Item 1A. Risk Factors

Our sales and profitability depend on the continued growth of the mobile communications industry as well as the growth of the new market segments within that industry in which we have recently invested. If the mobile communications industry does not grow as we expect, or if the new market segments on which we have chosen to focus and in which we have recently invested grow less than expected, or if new faster-growing market segments emerge in which we have not invested, our sales and profitability may be adversely affected.

Our business depends on continued growth in mobile communications in terms of the number of existing mobile subscribers who upgrade or simply replace their existing mobile devices, the number of new subscribers and increased usage. As well, our sales and profitability are affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for us to successfully market mobile devices that feature these services. These developments in our industry are to a certain extent outside of our control. For example, we are dependent on operators in highly penetrated markets to successfully introduce services that cause a substantial increase in usage of voice and data. Further, in order to support a continued increase in mobile subscribers in certain low-penetration markets, we are dependent on operators to increase their sales volumes of lower-cost mobile devices and to offer affordable tariffs. If operators are not successful in their attempts to increase subscriber numbers, stimulate increased usage or drive replacement sales, our business and results of operations could be materially adversely affected.

Our industry continues to undergo significant changes. First, the mobile communications, information technology, media and consumer electronics industries are converging in some areas into one broader industry leading to the creation of new mobile devices, services and ways to use mobile devices. Second, while participants in the mobile communications industry once provided complete products and solutions, industry players are increasingly providing specific hardware and software layers for products and solutions. As a result of these changes, new market segments within our industry have begun to emerge and we have made significant investments in new business opportunities in certain of these market segments, such as smart-phones, imaging, games, music and enterprise mobility infrastructure. However, a number of the new market segments in the mobile communications industry are still in early states of their development, and it may be difficult for us to accurately predict which new market segments are the most advantageous for us to focus on. As a result, if the segments on which we have chosen to focus grow less than expected, we may not receive a return on our investment as soon as we expect, or at all. We may also forego growth opportunities in new market segments of the mobile communications industry on which we do not focus.

Our results of operations, particularly our profitability, may be adversely affected if we do not successfully manage price erosion related to our products.

In the future, if, for competitive reasons, we need to lower the selling prices of certain of our products and if we cannot lower our costs at the same rate or faster, this may have a material adverse effect on our business and results of operations, particularly our profitability. To mitigate the impact of mix shifts on our profitability, we implement product segmentation with the aim of designing appropriate features with an appropriate cost basis for each customer segment. Likewise, we endeavor to mitigate the impact on our profitability of price erosion of certain features and functionalities by seeking to correctly time the introduction of new products, in order to align such introductions with declines in the prices of relevant components. We cannot predict with any certainty whether or to what extent we may need to lower prices for competitive reasons again and how successful we will be in aligning our cost basis to the pricing at any given point in time. Price erosion is a normal characteristic of the mobile devices industry, and the products and solutions offered by us are also subject to natural price erosion over time. If we cannot reduce our costs at the same rate, our business may be materially adversely affected. Although we may take actions to mitigate price erosion, such as strengthening the Company brand in order to support a price premium over certain of our competitors, there can be no assurance that we will be successful in this regard.

We must develop or otherwise acquire complex, evolving technologies to use in our business. If we fail to develop these technologies or to successfully commercialize them as new advanced products and solutions that meet customer demand, or fail to do so on a timely basis, it may have a material adverse effect on our business, our ability to meet our targets and our results of operations.

In order to succeed in our markets, we believe that we must develop or otherwise acquire complex, evolving technologies to use in our business. However, the development and use of new technologies, applications and technology platforms for our mobile devices involves time, substantial costs and risks both within and outside of our control. This is true whether we develop these technologies internally, by acquiring or investing in other companies or through collaboration with third parties.

The technologies, functionalities and features on which we choose to focus may not achieve as broad or timely customer acceptance as we expect. This may result from numerous factors including the availability of more attractive alternatives or a lack of sufficient compatibility with other existing technologies, products and solutions. Additionally, even if we do select the technologies, functionalities and features that customers ultimately want, we or the companies that work with us may not be able to bring them to the market at the right time.

Furthermore, as a result of ongoing technological developments, our products and solutions are increasingly used together with components or layers that have been developed by third parties, whether or not the Company has authorized their use with our products and solutions. However, such components, such as batteries, or layers, such as software applications, may not be compatible with our products and solutions and may not meet our and our customers' quality, safety or other standards. As well, certain components or layers that may be used with our products may enable our products and solutions to be used for objectionable purposes, such as to transfer content that might be hateful or derogatory. The use of our products and solutions with incompatible or otherwise substandard components or layers, or for purposes that are inappropriate, is largely outside of our control and could harm the Company brand.

4

We need to understand the different markets in which we operate and meet the needs of our customers, which include mobile network operators, distributors, independent retailers and enterprise customers. We need to have a competitive product portfolio, and to work together with our operator customers to address their needs. Our failure to identify key market trends and to respond timely and successfully to the needs of our customers may have a material adverse impact on our market share, business and results of operations.

We serve a diverse range of customers, ranging from mobile network operators, distributors, independent retailers to enterprise customers, across a variety of markets. In many of these markets, the mobile communications industry is at different stages of development, and many of these markets have different characteristics and dynamics, for example, in terms of mobile penetration rates and technology, feature and pricing preferences. Establishing and maintaining good relationships with our customers and understanding trends and needs in their markets require us to constantly obtain and evaluate a complex array of feedback and other data. We must do this efficiently in order to be able to identify key market trends and address our customers' needs proactively and in a timely manner. If we fail to analyze correctly and respond timely and appropriately to customer feedback and other data, our business may be materially adversely affected.

Certain mobile network operators require mobile devices to be customized to their specifications, by requesting certain preferred features, functionalities or design, together with co-branding with the network operator's brand. We believe that customization is an important element in gaining increased operator customer satisfaction and we are working together with operators on product planning as well as accelerating product hardware and software customization programs. These developments may result in new challenges as we provide customized products, such as the need for us to produce mobile devices in smaller lot sizes, which can impede our economies of scale, or the potential for the erosion of the Company brand, which we consider to be one of our key competitive advantages.

In order to meet our customers' needs, we need to introduce new devices on a timely basis and maintain a competitive product portfolio. For the Company, a competitive product portfolio means a broad and balanced offering of commercially appealing mobile devices with attractive features, functionality and design for all major user segments and price points. If we do not achieve a competitive portfolio, we believe that we will be at a competitive disadvantage, which may lead to lower revenue and lower profits.

The competitiveness of our portfolio is also influenced by the value of the Company brand. A number of factors, including actual or even alleged defects in our products and solutions, may have a negative effect on our reputation and erode the value of the Company brand.

Competition in our industry is intense. Our failure to respond successfully to changes in the competitive landscape may have a material adverse impact on our business and results of operations.

The markets for our products and solutions are intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of their product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We are facing increased competition from both our traditional competitors in the mobile communications industry as well as a number of new competitors, particularly from countries where production costs tend to be lower. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, different design approaches and alternative technologies than ours. In addition, some competitors have chosen a strategy of focusing on productization based on commercially available technologies and components, which may enable them to introduce products faster and with lower levels of research and development spending than the Company.

As a result of developments in our industry, we also expect to face new competition from companies in related industries, such as consumer electronics manufacturers and business device and solution providers, including but not limited to Dell, HP, Microsoft, Nintendo, Palm, Research in Motion and Sony. Additionally, because mobile network operators are increasingly offering mobile devices under their own brand, we face increasing competition from non-branded mobile device manufacturers. If we cannot respond successfully to these competitive developments, our business and results of operations may be materially adversely affected.

Reaching our sales, profitability, volume and market share targets depends on numerous factors. These include our ability to offer products and solutions that meet the demands of the market and to manage the prices and costs of our products and solutions, our operational efficiency, the pace of development and acceptance of new technologies, our success in the business areas that we have recently entered, and general economic conditions. Depending on those factors, some of which we may influence and others of which are beyond our control, we may fail to reach our targets and we may fail to provide accurate forecasts of our sales and results of operations .

A variety of factors discussed throughout these Risk Factors could affect our ability to reach our targets and give accurate forecasts. Although, we can influence some of these factors, some of them depend on external factors that are beyond our control.  In our mobile device businesses, we seek to maintain healthy levels of sales and profitability through offering a competitive portfolio of mobile devices, growing faster than the market, working to improve our operational efficiency, controlling our costs, and targeting timely and  successful product introductions and shipments. The quarterly and annual sales and operating results in our mobile device businesses also depend on a number of other factors that are not within our control. Such factors include the global growth in mobile device volumes, which is influenced by, among other factors, regional economic factors, competitive pressures, regulatory environment, the timing and success of product and service introductions by various market participants, including network operators, the commercial acceptance of new mobile devices, technologies and services, and operators' and distributors' financial situations. Our sales and operating results are also impacted by fluctuations in exchange rates and at the quarterly level by seasonality. In developing markets, the availability and cost, through affordable tariffs, of mobile phone service compared with the availability and cost of fixed line networks may also impact volume growth.

5

In our mobile networks business, we also seek to maintain healthy levels of sales and profitability and try to grow faster than the market. Our networks business's quarterly and annual net sales and operating results can be affected by a number of factors, some of which we can influence, such as our operational efficiency, the level of our research and development investments and the deployment progress and technical success we achieve under network contracts. Other relevant factors include operator investment behavior, which can vary significantly from quarter to quarter, competitive pressures and general economic conditions although these are not within our control.

The new business areas that we have entered may be less profitable than we currently foresee, or they may generate more variable operating results than we currently foresee. We expect to incur short-term operating losses in certain of these new business areas given our early stage investments in research and development and marketing in particular. Also our efforts in managing prices and costs in the long-term, especially balancing prices and volumes with research and development costs, may prove to be inadequate.

Although we may announce forecasts of our results of operations, uncertainties affecting any of these factors, particularly during difficult economic conditions, render our forecasts difficult to make, and may cause us not to reach the targets that we have forecasted, or to revise our estimates.

Our sales and results of operations could be adversely affected if we fail to efficiently manage our manufacturing and logistics without interruption, or fail to ensure that our products and solutions meet our and our customers' quality, safety and other requirements and are delivered in time.

Our manufacturing and logistics are complex, require advanced and costly equipment and include outsourcing to third parties. These operations are continuously modified in an effort to improve manufacturing efficiency and flexibility. We may experience difficulties in adapting our supply to the demand for our products, ramping up or down production at our facilities, adopting new manufacturing processes, finding the most timely way to develop the best technical solutions for new products, or achieving manufacturing efficiency and flexibility, whether we manufacture our products and solutions ourselves or outsource to third parties. Such difficulties may have a material adverse effect on our sales and results of operations and may result from, among other things: delays in adjusting or upgrading production at our facilities, delays in expanding production capacity, failure in our manufacturing and logistics processes, failures in the activities we have outsourced, and interruptions in the data communication systems that run our operations. Also, a failure or an interruption could occur at any stage of our product creation, manufacturing and delivery processes, resulting in our products and solutions not meeting our and our customers' quality, safety and other requirements, or being delivered late, which could have a material adverse effect on our sales, our results of operations and reputation and the value of the Company brand.

We depend on our suppliers for the timely delivery of components and for their compliance with our supplier requirements, such as, most notably, our and our customers' product quality, safety and other standards. Their failure to do so could adversely affect our ability to deliver our products and solutions successfully and on time.

Our manufacturing operations depend to a certain extent on obtaining adequate supplies of fully functional components on a timely basis. Our principal supply requirements are for electronic components, mechanical components and software, which all have a wide range of applications in our products. Electronic components include integrated circuits, microprocessors, standard components, memory devices, cameras, displays, batteries and chargers while mechanical components include covers, connectors, key mats and antennas. In addition, a particular component may be available only from a limited number of suppliers. Suppliers may from time to time extend lead times, limit supplies or increase prices due to capacity constraints or other factors, which could adversely affect our ability to deliver our products and solutions on a timely basis. Moreover, even if we attempt to select our suppliers and manage our supplier relationships with scrutiny, a component supplier may fail to meet our supplier requirements, such as, most notably, our and our customers' product quality, safety and other standards, and consequently some of our products are unacceptable to us and our customers, or we may fail in our own quality controls. Moreover, a component supplier may experience delays or disruption to its manufacturing, or financial difficulties. Any of these events could delay our successful delivery of products and solutions, which meet our and our customers' quality, safety and other requirements, or otherwise adversely affect our sales and our results of operations. Also, our reputation and brand value may be affected due to real or merely alleged failures in our products and solutions.

6

We are developing a number of our new products and solutions together with other companies. If any of these companies were to fail to perform, we may not be able to bring our products and solutions to market successfully or in a timely way and this could have a material adverse impact on our sales and profitability.

We continue to invite the providers of technology, components or software to work with us to develop technologies or new products and solutions. These arrangements involve the commitment by each company of various resources, including technology, research and development efforts, and personnel. Although the target of these arrangements is a mutually beneficial outcome for each party, our ability to introduce new products and solutions that meet our and our customers' quality, safety and other standards successfully and on schedule could be hampered if, for example, any of the following risks were to materialize: the arrangements with the companies that work with us do not develop as expected, the technologies provided by the companies that work with us are not sufficiently protected or infringe third parties' intellectual property rights in a way that we cannot foresee or prevent, the technologies, products or solutions supplied by the companies that work with us do not meet the required quality, safety and other standards or customer needs, our own quality controls fail, or the financial standing of the companies that work with us deteriorates.

Our operations rely on complex and highly centralized information technology systems and networks. If any system or network disruption occurs, this reliance could have a material adverse impact on our operations, sales and operating results.

Our operations rely to a significant degree on the efficient and uninterrupted operation of complex and highly centralized information technology systems and networks, which are integrated with those of third parties. Any failure or disruption of our current or future systems or networks could have a material adverse effect on our operations, sales and operating results. Furthermore, any data leakages resulting from information technology security breaches could also adversely affect us.

All information technology systems are potentially vulnerable to damage or interruption from a variety of sources. We pursue various measures in order to manage our risks related to system and network disruptions, including the use of multiple suppliers and available information technology security. However, despite precautions taken by us, an outage in a telecommunications network utilized by any of our information technology systems, virus or other event that leads to an unanticipated interruption of our information technology systems or networks could have a material adverse effect on our operations, sales and operating results.

Our products and solutions include increasingly complex technology involving numerous new Our patented and other proprietary technologies, as well as some developed or licensed to us by certain third parties. As a consequence, evaluating the protection of the technologies we intend to use is more and more challenging, and we expect increasingly to face claims that we have infringed third parties' intellectual property rights. The use of increasingly complex technology may also result in increased licensing costs for us, restrictions on our ability to use certain technologies in our products and solution offerings, and/or costly and time-consuming litigation. Third parties may also commence actions seeking to establish the invalidity of intellectual property rights on which we depend.

Our products and solutions include increasingly complex technology involving numerous new Company patented and other proprietary technologies, as well as some developed or licensed to us by certain third parties. As the amount of such proprietary technologies needed for our products and solutions continues to increase, the number of parties claiming rights continues to increase and become more fragmented within individual products, and as the complexity of the technology and the overlap of product functionalities increases, the possibility of more infringement and related intellectual property claims against us also continues to increase. The holders of patents potentially relevant to our product and solution offerings may be unknown to us, or may otherwise make it difficult for us to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by others which could damage our ability to rely on such technologies.

In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid risks of intellectual property rights infringement created by suppliers of components and various layers in our products and solutions or by companies with which we work in cooperative research and development activities. Similarly, we and our customers may face claims of infringement in connection with our customers' use of our products and solutions. Finally, as all technology standards, including those used and relied on by us, include some intellectual property rights, we cannot fully avoid risks of a claim for infringement of such rights due to our reliance on such standards. We believe that the number of third parties declaring their intellectual property to be relevant to these standards is increasing, which may increase the likelihood that we will be subject to such claims in the future.

Any restrictions on our ability to sell our products and solutions due to expected or alleged infringements of third party intellectual property rights and any intellectual property rights claims, regardless of merit, could result in material losses of profits, costly litigation, the payment of damages and other compensation, the diversion of the attention of our personnel, product shipment delays or the need for us to develop non-infringing technology or to enter into royalty or licensing agreements. If we were unable to develop non-infringing technology, or if royalty or licensing agreements were not available on commercially acceptable terms, we could be precluded from making and selling the affected products and solutions. As new features are added to our products and solutions, we may need to acquire further licenses, including from new and  sometimes unidentified owners of intellectual property. The cumulative costs of obtaining any necessary licenses are difficult to predict and may over time have a negative effect on our operating results.

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In addition, other companies may commence actions seeking to establish the invalidity of our intellectual property, for example, patent rights. In the event that one or more of our patents are challenged, a court may invalidate the patent or determine that the patent is not enforceable, which could harm our competitive position. If any of our key patents are invalidated, or if the scope of the claims in any of these patents is limited by a court decision, we could be prevented from licensing the invalidated or limited portion of our intellectual property rights. Even if such a patent challenge is not successful, it could be expensive and time consuming, divert management attention from our business and harm our reputation. Any diminution of the protection that our own intellectual property rights enjoy could cause us to lose some of the benefits of our investments in R&D, which may have a negative effect on our results of operations.

If we are unable to recruit, retain and develop appropriately skilled employees, we may not be able to implement our strategies and, consequently, our results of operations may suffer.

We must continue to recruit, retain and through constant competence training develop appropriately skilled employees with a comprehensive understanding of our businesses and technologies. As competition for skilled personnel remains keen, we seek to create a corporate culture that encourages creativity and continuous learning. We are also continuously developing our compensation and benefit policies and taking other measures to attract and motivate skilled personnel. Nevertheless, we have encountered in the past, and may encounter in the future, shortages of appropriately skilled personnel, which may hamper our ability to implement our strategies and harm our results of operations.

The global networks business relies on a limited number of customers and large multi-year contracts. Unfavorable developments under such a contract or in relation to a major customer may affect our sales, our results of operations and cash flow adversely.

Large multi-year contracts, which are typical in the networks industry, include a risk that the timing of sales and results of operations associated with these contracts will be different than expected. Moreover, they usually require the dedication of substantial amounts of working capital and other resources, which impacts our cash flow negatively. Any non-performance by us under these contracts may have significant adverse consequences for us because network operators have demanded and may continue to demand stringent contract undertakings such as penalties for contract violations.

Our sales derived from, and assets located in, emerging market countries may be adversely affected by economic, regulatory and political developments in those countries. As sales from these countries represent an increasing portion of our total sales, economic or political turmoil in these countries could adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to other risks and uncertainties.

We generate sales from and have invested in various emerging market countries. As sales from these countries represent an increasing portion of our total sales, economic or political turmoil in these countries could adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, incidents of terrorist activity, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

Allegations of health risks from the electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity relating to them, regardless of merit, could affect our operations negatively by leading consumers to reduce their use of mobile devices or by causing us to allocate monetary and personnel resources to these issues.

There has been public speculation about possible health risks to individuals from exposure to electromagnetic fields from base stations and from the use of mobile devices. While a substantial amount of scientific research conducted to date by various independent research bodies has indicated that these radio signals, at levels within the limits prescribed by public health authority safety standards and recommendations, present no adverse effect to human health, we cannot be  certain that future studies, irrespective of their scientific basis, will not suggest a link between electromagnetic fields and adverse health effects that would adversely affect our sales and share price. Research into these issues is ongoing by government agencies, international health organizations and other scientific bodies in order to develop a better scientific and public understanding of these issues.

Although the Company products and solutions are designed to meet all relevant safety standards and recommendations globally, no more than a perceived risk of adverse health effects of mobile communications devices could adversely affect us through a reduction in sales of mobile devices or increased difficulty in obtaining sites for base stations, and could have a negative effect on our reputation and brand value as well as harm our share price.

Changes in various types of regulation in countries around the world could affect our business adversely.

Our business is subject to direct and indirect regulation in each of the countries in which we, the companies with which we work or our customers do business. As a result, changes in various types of regulations applicable to current or new technologies, products or services could affect our business adversely. For example, it is in our interest that the Federal Communications Commission maintains a regulatory environment that ensures the continued growth of the wireless sector in the United States. In addition, changes in regulation affecting the construction of base stations and other network infrastructure could adversely affect the timing and costs of new network construction or expansion and the commercial launch and ultimate commercial success of these networks.

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Moreover, the implementation of new technological or legal requirements, such as the requirement in the United States that all handsets must be able to indicate their physical location, could impact our products and solutions, manufacturing or distribution processes, and could affect the timing of product and solution introductions, the cost of our production, products or solutions as well as their commercial success. Finally, export control, tariff, environmental, safety and other regulation that adversely affects the pricing or costs of our products and solutions as well as new services related to our products could affect our net sales and results of operations. The impact of these changes in regulation could affect our business adversely even though the specific regulations do not always directly apply to us or our products and solutions.

Our future revenues and results of operations may be difficult to forecast and results in prior periods may no be indicative of future results.

At times in the past and in certain segments, our revenues have fluctuated on a quarterly and annual basis as well as grown significantly and has decreased significantly. Accurate predictions of future revenues are difficult because of the rapid changes in the markets in which we operate.

Our results of operations have fluctuated and may continue to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond our control. These factors include:

☐	the addition of new clients or the loss of existing clients;

☐	changes in fees paid by advertisers or other clients;

☐	the introduction of new mobile technology services by us or our competitors;

☐	variations in the levels of capital or operating expenditures and other costs relating to the maintenance or expansion of our operations, including personnel costs;

☐	seasonality;

☐
changes in results of operations brought about by newly acquired businesses or new joint ventures, which may be exceedingly difficult to predict due to management's lack of history with such businesses or joint ventures;

☐	changes in governmental regulation of mobile communications; and

☐	general economic conditions.

Our future revenues and results of operations may be difficult to forecast due to the above factors and the time we may need to adequately respond to any changes in them. Our profit margins may suffer if we are unable to pass some of the costs on to our customers. In addition, our expense levels are based in large part on our investment plans and estimates of future revenues. Any increased expenses may precede or may not be followed by increased revenues, as we may be unable to, or may elect not to, adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, we believe that period-to-period and year-to-year comparisons of our results of operations may not be meaningful.

Acquisitions may harm our financial results.

Acquisitions have been part of our growth and may continue to be part of our growth in the future. Our acquisitions may be of entire companies, certain assets of companies, controlling interests in companies or of minority interests in companies where we intend to invest as part of a strategic alliance. If we are not successful in integrating companies that we acquire or are not able to generate adequate sales from the acquired entities, our business could be materially and adversely affected.

We depend on proprietary rights and we face the risk of infringement.

Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of copyright, trade secret and trademark law. Patent applications and trademark applications we submit may not be approved. Even if they are approved, such patents or trademarks may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of such trademarks will be restricted unless we enter into arrangements with such third parties that may be unavailable on commercially reasonable terms.

We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our solutions or technologies. The steps we have taken may not prevent misappropriation of our solutions or technologies, particularly in many foreign countries in which we operate, where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

9

We have, from time to time, been, and may in the future be, subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or by customers who employ our advertising solutions. We may be required, or may elect, to indemnify these parties against such claims. Such claims and any resultant litigation could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to such claims or litigation unless we enter into arrangements with the third parties responsible for such claims or litigation, which may be unavailable on commercially reasonable terms, if at all.

Future currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert Chinese renminbi into foreign currencies and, if Chinese renminbi were to decline in value, reducing our revenues in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China and Hong Kong use their respective local currencies as their functional currencies. The majority of our revenues derived and expenses incurred are in currencies other than the U.S. dollar. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. We can offer no assurance that these will be stable against the U.S. dollar or any other foreign currency.

The income statements of our international operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenues, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenues, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries' financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. In addition, we have certain assets and liabilities that are denominated in currencies other than the relevant entity's functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that will lead to a transaction gain or loss. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transactions may be limited and we may not be able to successfully hedge our exchange rate risks.

Changes to existing accounting pronouncements, including SFAS 123R, or taxation rules or practices may adversely affect our reported results of operations or how we conduct our business.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. Pursuant to SEC rules, we are required to implement the Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") starting in the first quarter of 2006. SFAS 123R requires us to measure compensation costs for all share-based compensation (including stock options and our employee stock purchase plan, as currently constructed) at fair value and take compensation charges equal to that value. The method that we use to determine the fair value of stock options is based upon, among other things, the volatility of our ordinary shares. The price of our ordinary shares has historically been volatile. Therefore, the requirement to measure compensation costs for all share-based compensation under SFAS 123R could negatively affect our profitability and the trading price of our ordinary shares. SFAS 123R and the impact of expensing on our reported results could also limit our ability to continue to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees. Other new accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. This change to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of our management, we have evaluated our internal controls systems in order to allow management to report on our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. We have performed the system and process evaluation and testing required in an effort to comply with the management certification requirements of Section 404. As a result, we have incurred additional expenses and a diversion of management's time. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the Nasdaq National Market. Any such action could adversely affect our financial results and the market price of our ordinary shares.

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Our stock price has been historically volatile and may continue to be volatile, which may make it more difficult for you to resell shares when you want at prices you find attractive.

The trading price of our ordinary shares has been and may continue to be subject to considerable daily fluctuations. During the twelve months ended December 31, 2007, the closing sale prices of our ordinary shares on the Over-the-Counter Bulletin Board ranged from $1.93 to $0.13 per share and the closing sale price on April 11, 2008 was $0.30 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, new governmental restrictions or regulations and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for China-related and mobile phone-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ordinary shares, regardless of our operating performance.

We may be classified as a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the nature of our income and assets, we may be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to you. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to more burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis, and those determinations depend on the composition of our income and assets, including goodwill, from time to time. Although in the past we have operated our business and in the future we intend to operate our business so as to minimize the risk of PFIC treatment, you should be aware that certain factors that could affect our classification as PFIC are out of our control. For example, the calculation of assets for purposes of the PFIC rules depends in large part upon the amount of our goodwill, which in turn is based, in part, on the then market value of our shares, which is subject to change. Similarly, the composition of our income and assets is affected by the extent to which we spend the cash we have raised on acquisitions and capital expenditures. In addition, the relevant authorities in this area are not clear and so we operate with less than clear guidance in our effort to minimize the risk of PFIC treatment. Therefore, we cannot be sure whether we are not and will not be a PFIC for the current or any future taxable year. In the event we are determined to be a PFIC, our stock may become less attractive to U.S. investors, thus negatively impacting the price of our stock.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damage awards.

Third parties may initiate litigation against us alleging infringement of their proprietary rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

Our failure to compete successfully may hinder our growth.

The markets for mobile technology and related products and services are intensely competitive and such competition is expected to increase. Our failure to compete successfully may hinder our growth. We believe that our ability to compete depends upon many factors both within and beyond our control, including:

☐	the development of new mobile technology;

☐	the timing and market acceptance of new products and enhancements of existing services developed by us and our competitors;

☐	the ability to attract and retain qualified personnel;

☐	changing demands regarding customer service and support;

☐	shifts in sales and marketing efforts by us and our competitors; and

☐	the ease of use, performance, price and reliability of our services and products.

Some of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than ours. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective clients. In addition, most online advertising companies are seeking to broaden their business models, so that companies that do not currently compete directly with us may decide to compete more directly with us in the future. We may be unable to compete successfully against current or future competitors.

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Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal executive offices are located at Unit 3506, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong . In 2006, we began renting office facilities consisting of approximately 200 square meters in Hong Kong, our current headquarters, for a period of two (2) years on a month-to-month basis at $8,718 per month. During the twelve months ended December 31, 2007, total payments for all property rent was $104,581 (Fifteen months ended December 31, 2006: $54,212)

We periodically evaluate our facilities requirements. Some of our facilities are sublet in whole or in part.

Item 3. Legal Proceedings

We are not involved in any material pending legal proceedings at this time, and management is not aware of any contemplated proceeding by any governmental authority.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

PART II.

ITEM 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol “INCM.OB”. As of April 11, 2008, there were: (i)260 shareholders of record, without giving effect to determining the number of shareholders who hold shares in "street name" or other nominee status; (ii) no outstanding options to purchase shares of our common stock; (iii) outstanding 37,898,251 shares of our common stock, of which 3,938,508 shares are either freely tradeable or eligible for sale under Rule 144 or Rule 144K, and (v) no shares subject to registration rights.

The following table sets forth, for the fiscal quarters indicated, the high and low closing prices as reported by the Over-the-Counter Bulletin Board. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Sales Price

	High	Low
Fiscal 2007
First Quarter	$1.93	$0.45
Second Quarter	$0.65	$0.24
Third Quarter	$0.99	$0.16
Fourth Quarter	$0.50	$0.13

Fiscal 2006
First Quarter	$2.30	$1.00
Second Quarter	$2.90	$1.50
Third Quarter	$2.30	$1.75
Fourth Quarter	$2.30	$1.51

Dividend Policy

We have not paid, nor declared, any dividends since our inception and do not intend to declare any such dividends in the foreseeable future. Our ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends may be paid to the extent that a corporation’s assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

Recent Sales of Unregistered Securities

During the year ended December 31, 2007, we did not issue any securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

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Item 6. Selected Financial Data.

The following tables summarize the consolidated financial data of Innocom Technology Holdings, Inc. for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to these consolidated financial statements appearing elsewhere in this Form 10-K/A.

	Year ended September 30,			Year ended December 31,	Year ended December 31,
	2003	2004	2005	2006	2007
Revenue	$2,000	$0	$1,201	$52,722,732	$2,241,726
Cost of sales	0	0	(300)	(48,806,531)	0
Gross profit	2,000	0	901	3,916,201	2,241,726
Depreciation and amortization	0	0	0	(505,557)	(6,000,306)
Selling and distribution expenses	0	0	0	(156,591)	0
General and administrative expenses	(26,407)	(14,111)	(7,417)	(353,552)	(468,665)
Other income	0	0	11	126,437	592,696
Interest expense	0	(25)	0	0	0
Income before income tax	(24,407)	(14,136)	(6,505)	3,026,938	(3,634,549)
Income tax expense	(20)	0	0	(574,777)	0
Net income attributable to the Shareholders of the Company	$(24,427)	$(14,136)	$(6,505)	$2,452,161	$(3,634,549)
Earnings per Share — basic (US$)	$(0.05)	$(0.03)	$(0.01)	$0.11	$(0.10)
Earnings per Share — diluted (US$)	$(0.05)	$(0.03)	$(0.01)	$0.11	$(0.10)

	As at September 30,			As at December 31,
	2003	2004	2005	2006	2007
Cash and cash equivalents	$2,995	$21,002	$10,683	$101,288	$3,597
Total current assets	3,725	21,732	10,683	14,885,879	30,233
Total assets	3,725	21,732	10,683	21,191,881	14,098,908
Short-term borrowings	0	0	0	0	0
Total current liabilities	22,560	4,703	159	5,487,149	2,037,491
Total stockholders’ equity	(18,835)	17,029	10,524	15,704,732	12,061,417

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding our capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. We disclaim any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Overview and Future Plan of Operations

In 2007, our revenues dropped by 96% from $51,719,412 in 2006 to $2,241,726 in 2007 primarily resulting from different accounting basis in recognition of income in respect of trading of mobile phone and related components.   Trading of mobile phone and related components represents the “sale” of mobile phone and related components as an agent, while the sale of mobile phone and related components represent the “sale” of mobile phone and related components as a principal.

In 2008, the Company will strengthen our trading of mobile phones and related components. We will also put the assembling production factory situated in Changzhou, Jiangsu Province, China in commercial production.  This factory will assemble mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis.

Results of Operations for the Year Ended December 31, 2007 and Fifteen Months ended December 31, 2006

During the twelve months ended December 31, 2007, we experienced a net loss of $ 3,643,549 . The loss is attributable to write off share based consulting fee of $5,637,887 during the year.

13

Revenue

The following table sets forth our net revenues by each operational division for the year ended December 31, 2007 and fifteen months ended December 31, 2006:

	Year ended December 31, 2007	Fifteen months ended December 31,2006	Variance
Design and Solution Provision for Mobile Phone	$-	$-	$-	-%
Trading of Mobile Phone & Related Components	2,241,726	51,719,412	(49,477,686)	-96%
	$2,241,726	$51,719,412	$(49,477,686)	-96%

Design and Solution Provision for Mobile Phone Segment Revenue

There is no revenue for our Design and Solution for Mobile Phone Segment for both the year ended December 31, 2007 and fifteen months ended December 31, 2006 as we have ceased business of this segment since last quarter of 2006. The revenue for the fifteen months ended December 31, 2006 is netted with income from discontinuous operations.

Trading of Mobile Phone and Related Components Segment Revenue

During the year ended December 31, 2007, we derived $2,241,726 revenue from our Trading of Mobile Phone and Related Component operations, representing a decrease in revenue of $49,477,686 or 96% decrease from the comparable fifteen months ended December 31, 2006 in which revenue from Trading of Mobile Phone and Related Components amounting to $51,719,412.

The decrease is due to different accounting policy in recognition of income in respect of trading mobile phones and related components. During 2007, we trade mobile phones and related components on commission basis. As a result, net revenues, at a rate of 6% based on the gross amount of $36,729,800 billed to the customers, are recorded as the Company’s income.

Cost of Sales

Cost of Sales by Segment for Year Ended December 31, 2007 and Fifteen Months Ended December 31, 2006 are set out as follows:

	Year ended December 31, 2007	Fifteen months ended December 31,2006	Variance
Design and Solution Provision for Mobile Phone	$-	$-	$-	-%
Trading of Mobile Phone & Related Components	-	48,088,619	(48,088,619)	-100%
	$-	$48,088,619	$(48,088,619)	-100%

As a result of cessation of business in respect of design and solution provision for mobile phone as well as trading cost being netted with billed cost as revenue, the Company does not have any cost of sales for 2007.

Design and Solution Provision for Mobile Phone Segment

For fifteen months ended December 31, 2006, cost of sales for our Design and Solution Provision for Mobile Phone   Segment were netted with the income from discontinuous operation.

Trading of Mobile Phone and Related Components Segment

Cost of sales for our Trading of Mobile Phone and Related Components   Segment for fifteen months ended December 2006 were $48,088,619.

14

Selling and Administrative Expenses

Selling and Administrative Expenses (excluding depreciation, amortization of long-term deferred charges, amortization of intangible assets and loss on disposal of plant and equipment) by Segment for year ended December 31, 2007 and fifteen months ended December 31, 2006 are summarized as follows:

	Year ended December 31, 2007	Fifteen months ended December 31, 2006	Variance
Design and Solution Provision for Mobile Phone	$-	$-	$-	-%
Trading Mobile Phone & Related Components	468,665	397,045	71,620	18.04%
	$468,665	$397,045	$71,620	18.04%

Selling, general and administrative expenses increased by $71,620 to $468,665 for year ended December 31, 2007 as compared to $397,045 for the fifteen months ended December 31, 2006. The increase in expenses was primarily attributable to increase in full time employees from 2 to 4..

Design and Solution Provision for Mobile Phones

There is no administrative expenses for our Design and Solution for Mobile Phone Segment for both the year ended December 31, 2007 and fifteen months ended December 31, 2006 as we have ceased business of this segment since last quarter of 2006. The selling and administrative expenses for the fifteen months ended December 31, 2006 are netted into income from discontinued operations.

Trading of Mobile Phone and Related Components

Selling, general and administrative expenses increased by $71,620 to $468,665 for year ended December 31, 2007 as compared to $397,045 for the fifteen months ended December 31, 2006. The increase in expenses was primarily attributable to increase in full time employees from 2 to 4.

Depreciation, Amortization of Long-term Deferred Charges, Amortization of Intangible Assets, and Loss on Disposal of Plant and Equipment

Below table set out the components of non-cash items:

	Year ended December 31, 2007	Fifteen months ended December 31, 2006
Loss on disposal of plant and equipment	$8,088	$-
Depreciation	4,665	6,586
Amortization of intangible assets	357,754	-
Amortization of long-term deferred consultancy fee	5,637,887	292,270
	$6,008,394	$298,856

The depreciation policy adopted in 2007 was consistent with that adopted in 2006.

The increase in amortization of intangible assets as we have acquired trade mark for our mobile phones during the year ended December 31, 2007. The amortization is made over purchase period of 10 years.

The increase in amortization of long-term deferred charges during the year ended December 31, 2007 as we have terminated certain service agreements because no services were rendered to the Company during 2007.

15

Other Income (Expense)

Total other income for both periods presented was immaterial and consisted of the following:

	Year ended December 31, 2007	Fifteen months ended December 31, 2006
Other income
Interest income	$1,240	$1,154
Gain on disposal of subsidiaries	599,544	-
	$600,784	$1,154

Interest expense	$-	$-

For the year ended December 31, 2007, miscellaneous other income primarily includes gain on disposal of subsidiaries. For the fifteen months ended December 31, 2006, other than interest income there is no miscellaneous other income.

Net Loss

Net loss for 2007 was $3,634,549   compared to net profit of $2,452,161 in 2006. Loss is primarily attributed to write-off of long-term deferred consultancy fee.

Net Loss by Segment For Year Ended December 31, 2007 and Fifteen Months Ended December 2006

	Year ended December 31, 2007	Fifteen Months ended December 31, 2006	Variance
Design & Solution Provision for Mobile Phone	$599,544	$90,892	$508,652		560%
Trading Mobile Phone & Related Components	(4,234,093)	2,361,269	(6,595,362	)-	279%
	$(3,634,549)	$2,452,161	$(6,086,710	)-	248%

Design and Solution Provision for Mobile Phones

The net profit of $599,544 in our Design and Solution Provision for Mobile Phone segment resulted from disposal of the segment.

Trading of Mobile Phone and Related Components

The net loss of $4,234,093 in our Trading of Mobile Phone and Related Component segment is primarily due to write of long-term deferred charges.

Trends, Events, and Uncertainties

Product life cycle of a mobile phone design solution has been shortened as mobile phones have become fashionable products. Few licensed manufacturer is willing to design a solution from scratch. As a result, gross profit margin for design and solution provision for mobile phones is squeezed from the peak of 70% to not more than 15%. Thus, we ceased this segment in last quarter of 2006 and disposed of in May 2007.

In 2007 fiscal year, we focus on establishing our assembling plant in Changzhou, Jiangsu Province, China. In February 2007 have established wholly-foreign owned subsidiary company to acquire land, building and equipment forfeited by bank through municipal government. Deposits have been paid and trial production has been completed. We look forward to put the plant in commercial production in second quarter of 2008 upon receiving relevant licenses. We will assembling mobile phones under the purchased trade mark namely “Tsinghua Unisplendour” and other mobile phone components on OEM basis.

16

Liquidity and Capital Resources for the Twelve Month Period Ended December 31, 2007 and 2006

Cash flows from operating activities

We experienced positive cash flows provided by operations in the amount of $2,456,180 for the year ended December 31, 2007.

We experienced positive cash flows provided by operations in the amount of $7,850,597 for the fifteen months ended December 31, 2006.

Cash flows from investing activities

During 2007, we purchase a 10-year trade mark for $5,960,775 and pay $8,448,584 deposits for acquisition of plant and equipment, part of which financed by repayment receipt for amount due from a related party.

Cash flows from financing activities

During 2007, there are no financing activities.

Liquidity

On a long-term basis, our liquidity will be dependent on establishing profitable operations, receipt of revenues, additional infusions of capital and additional financing. If necessary, we may raise capital through an equity or debt offering. The funds raised from this offering will be used to develop and execute our business plan. However, there can be no assurance that we will be able to obtain additional equity or debt financing in the future, if at all. If we are unable to raise additional capital, our growth potential will be adversely affected. Additionally, we will have to significantly modify our plans.

Critical Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the U.S., which requires us to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Details of critical accounting policies are set out in notes to the financial statements included in Item 8.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Exchange Risk

While our reporting currency is the U.S. Dollar, all of our consolidated revenues and consolidated costs and expenses are denominated in Renminbi. All of our assets are denominated in RMB except for cash. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. Dollars and RMB. If the RMB depreciates against the U.S. Dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. Dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

17

Item 8. Financial Statements and Supplementary Data.

INNOCOM TECHNOLOGY HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Innocom Technology Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Innocom Technology Holdings, Inc. and its subsidiaries (“the Company”) as of December 31, 2007 and the related consolidated statements of operations and comprehensive (loss) income, cash flows and stockholders’ equity for the year ended December 31, 2007. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and the results of operations and cash flows for the year ended December 31, 2007 and in conformity with accounting principles generally accepted in the United States of America.

Zhong Yi (Hong Kong) C.P.A. Company Limited
Certified Public Accountants

Hong Kong, China
April 14, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Innocom Technology Holdings, Inc.
(Formerly Dolphin Productions, Inc.)

We have audited the accompanying consolidated balance sheet of Innocom Technology Holdings, Inc. (the “Company”) and its subsidiaries (collectively referred as the “Group”) as of December 31, 2006, and the related consolidated income statement, stockholders’ equity and cash flows for to the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006, and the consolidated results of their operations and their cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Dominic K.F. Chan & Co.
Dominic K.F. Chan & Co
Certified Public Accountants Hong Kong May 16, 2007, [pls date the re-issuance date]

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of December 31,
	2007		2006
ASSETS
Current assets:
Cash and cash equivalents		$3,597		$101,288
Accounts receivable, trade		-		2,675,456
Prepaid expenses and other receivables		26,636		6,056,640
Amount due from a related party		-		6,052,495

Total current assets		30,233		14,885,879
Non-current assets:
Investment in an unconsolidated entity		8,463,464		-
Intangible assets, net		5,603,129		-
Long-term deferred charges, net		-		5,639,730
Plant and equipment, net		2,082		666,272

TOTAL ASSETS		$14,098,908		$21,191,881

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade		$-		$1,552,095
Amount due to a related party		128		-
Deferred revenue		400,290		-
Income tax payable		1,439,376		1,440,280
Other payables and accrued liabilities		197,697		2,494,774

Total current liabilities		2,037,491		5,487,149
TOTAL LIABILITIES		$2,037,491		$5,487,149

Commitments and contingencies	$		$

Stockholders’ equity:
Common stock, $0.001 par value; 50,000,000 shares authorized; 37,898,251 shares and 37,898,251 shares issued and outstanding as of December 31, 2007 and 2006		37,898		37,898
Additional paid-in capital		6,901,232		6,901,232
Accumulated other comprehensive income		171,652		180,418
Retained earnings		4,950,635		8,585,184

Total stockholders’ equity		12,061,417		15,704,732
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$14,098,908		$21,191,881

See accompanying notes to consolidated financial statements.

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Year ended December 31, 2007	Year ended December 31, 2006
REVENUES, NET	$2,241,726	$51,719,412

COST OF REVENUES	-	48,088,619

GROSS PROFIT	2,241,726	3,630,793
Operating expenses:
Sales and marketing	-	129,299
General and administrative	6,468,971	566,602
Total operating expenses	6,468,971	695,901
(LOSS) INCOME FROM OPERATIONS	(4,227,245)	2,934,892
Other income (expense):
Interest income	1,240	1,154
Loss from disposal of plant and equipment	(8,088)	-

(LOSS) INCOME BEFORE INCOME TAX	(4,234,093)	2,936,046

Income tax expenses	-	(574,777)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(4,234,093)	2,361,269

INCOME FROM DISCONTINUED OPERATIONS	-	90,892

GAIN FROM DISPOSAL OF DISCONTINUED OPERATIONS	599,544	-

NET (LOSS) INCOME	$(3,634,549)	$2,452,161

Other comprehensive (loss) income:
- Foreign currency translation (loss) gain	(8,766)	131,329

COMPREHENSIVE (LOSS) INCOME	$(3,643,315)	$2,583,490

Income from continuing operation per share - basic and diluted	$(0.11)	$0.11

Income from discontinued operation per share - basic and diluted	0.01	$0.00

Net (loss) income per share - Basic and diluted	$(0.10)	$0.11

Weighted average number of shares outstanding during the year/period - Basic and diluted	37,898,251	21,398,394

See accompanying notes to consolidated financial statements.

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Currency expressed in United States Dollars (“US$”))

	Year ended December 31, 2007	Year ended December 31, 2006
Cash flows from operating activities:
(Loss) income from continuing operations	$(4,234,093)	$2,361,269
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	4,665	213,287
Amortization of long-term deferred charges	5,637,887	292,270
Amortization of intangible assets	357,754	-
Loss on disposal of plant and equipment	8,088	-
Change in operating assets and liabilities:
Accounts receivable, trade	1,458,289	6,606,933
Inventories	-	299,097
Prepaid expenses and other receivables	55,185	(4,916,134)
Accounts payable, trade	(1,334,983)	1,269,749
Deferred revenue	400,411	-
Income tax payable	-	590,143
Other payables and accrued liabilities	102,977	1,043,091
Net cash provided by operating activities	2,456,180	7,759,705

Net cash provided by discontinued operations	-	90,892

Cash flows from investing activities:
Amount due from a related party	6,050,515	(8,869,787)
Amount due to a related party	128	-
Payments to the investment in an unconsolidated entity	(8,448,584)	-
Purchase of intangible assets	(5,960,775)	-
Purchase of plant and equipment	(3,331)	(66,701)
Net cash used in investing activities	(8,362,047)	(8,936,488)

Proceeds from disposal of subsidiaries, net of cash balance	5,808,243	-
Net cash provided by discontinued operations	5,808,243	-

Cash flows from financing activities:
Proceeds from issuance of common stocks	-	1,075,782
Issuing expenses	-	(124,653)
Net cash provided by financing activities	-	951,129

Effect of exchange rate changes on cash and cash equivalents	(67)	131,329

NET CHANGE IN CASH AND CASH EQUIVALENTS	(97,691)	(3,433)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	101,288	104,721

CASH AND CASH EQUIVALENTS, END OF YEAR	$3,597	$101,288

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest expenses	$1,149	$-

See accompanying notes to consolidated financial statements

INNOCOM TECHNOLOGY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Common stock
	No. of share	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (accumulated deficits)	Total stockholders’ equity
Balance as of January 1, 2006	770,000	$770	$55,231	$49,089	$6,133,023	$6,238,113

Issuance of common stock	1,398,251	1,398	1,074,384	-	-	1,075,782

Recapitalization	32,162,500	32,163	(32,163)	-	-	-

Issuance of common stock in lieu of professional fee	567,500	567	-	-	-	567

Exercise of share options	3,000,000	3,000	5,929,000	-	-	5,932,000

Share issuing costs	-	-	(125,220)	-	-	(125,220)

Net income for the period	-	-	-	-	2,452,161	2,452,161

Foreign currency translation adjustment	-	-	-	131,329	-	131,329
Balance as of December 31, 2006	37,898,251	37,898	6,901,232	180,418	8,585,184	15,704,732

Net loss for the year	-	-	-	-	(3,634,549)	(3,634,549)

Foreign currency translation adjustment	-	-	-	(8,766)	-	(8,766)
Balance as of December 31, 2007	37,898,251	$37,898	$6,901,232	$171,652	$4,950,635	$12,061,417

See accompanying notes to consolidated financial statements.

INNOCOM TECHNOLOGY HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Currency expressed in United States Dollars (“US$”))

1.	ORGANIZATION AND BUSINESS BACKGROUND

Innocom Technology Holdings, Inc. (the “Company” or “INCM”) was incorporated in the State of Nevada on June 26, 1998. On June 20, 2006, the Company changed its name from “Dolphin Productions, Inc.” to “Innocom Technology Holdings, Inc.”

On March 30, 2006, the Company completed an Agreement and Plan of Reorganization (the “Agreement”) with Innocom Technology Holdings Limited, a British Virgin Islands corporation (“ITHL”) and Mr. Hui Yan Sui William, the sole shareholder of the 100% of the capital shares of ITHL, (“Original Shareholder”). Pursuant to the Agreement, the Company acquired all of ITHL’s capital shares (the “ITHL Shares”) from the Original Shareholder, and the Original Shareholder transferred and contributed all of his ITHL Shares to the Company. In exchange, the Company issued 32,162,500 shares of its Common Stock to the Original Shareholder.

As a result of the closing of the Agreement, ITHL became the wholly owned subsidiary of the Company and became the Company’s main operational business. The Exchange transaction, for accounting and financial reporting purposes, is deemed to be a reverse takeover transaction (“RTO”).

The RTO has been accounted for as a recapitalization of the Company whereby the historical financial statements and operations of ITHL become the historical financial statements of the Company, with no adjustment to the carrying value of the assets and liabilities. The accompanying consolidated financial statements reflect the recapitalization of the stockholders’ equity as if the transaction occurred as of the beginning of the first period presented.

On October 1, 2005, the companies comprising ITHL group consummated the restructuring (the “Re-structuring”) for the purpose of RTO, ITHL acquired all of the outstanding and issued shares of common stock of its subsidiaries (including Chinarise Capital (International) Ltd. (“CCIL”), Next Giant International Limited (“NGIL”) and Sky Talent Development Limited (“STDL”)) from their then existing stockholders by exchange of its voting common stock.

For the year ended December 31, 2007, the Company, through its subsidiaries is engaged in trading of mobile phone handsets and components and provision of design and solution for mobile phone.

On May 16, 2007, ITHL, a wholly-subsidiary of the Company entered a Share Purchase Agreement with a Purchaser for the disposal of its wholly-owned subsidiary, NGIL, the holding company of BUCTCL, in a consideration of RMB44 million (approximately $5,640,000). The consideration receivable is assigned from the Purchaser to a third party. The Purchaser agreed that ITHL reserved the right of priority to license from the Purchaser the mobile phone handset design solutions already completed prior to the completion of the agreement under the terms and conditions subject to further negotiations.

On July 1, 2007, the Company acquired a non-operating company, Pender for a cash consideration of $1.

On November 1, 2007, the Company established a company, FWIL respectively, which was incorporated in British Virgin Islands on July 11, 2007. Its major principal activity is an investment holding.

As of December 31, 2007, details of the Company’s subsidiaries are described below:

Name of company	Place and date of incorporation	Issued and fully paid capital	Principal activities

Innocom Technology Holdings Limited (“ITHL”) (Formerly Wisechamp Group Limited)	British Virgin Islands July 12, 2005	US$1 ordinary	Investment holding

Chinarise Capital (International) Ltd. (“CCIL”)	British Virgin Islands January 28, 2003	US$1 ordinary	Trading of mobile phone handsets and components

Sky Talent Development Limited (“STDL”)	British Virgin Islands September 8, 2005	US$1 ordinary	Investment holding

Innocom Mobile Technology Limited (“IMTL”)	Hong Kong June 21, 2006	HK$2,000,000 ordinary	Inactive

Pender Holdings Ltd. (“Pender”)	British Virgin Islands August 15, 2003	US$1 ordinary	Trading of mobile phone handsets and components

Favor Will International Ltd. (“FWIL”)	British Virgin Islands July 11, 2007	US$1 ordinary	Investment holding

INCM and its subsidiaries are hereinafter referred to as (the “Company”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

☐	Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

☐	Use of estimates

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the years reported. Actual results may differ from these estimates.

☐	Basis of consolidation

The consolidated financial statements include the financial statements of INCM and its subsidiaries.

All significant inter-company balances and transactions within the Company have been eliminated upon consolidation

The results of subsidiaries acquired or disposed of during the periods are included in the consolidated financial statement from the effective date of acquisition or up to the effective date of disposal.

☐	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

☐	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on managements’ assessment of known requirements, aging of receivables, payment history, the customers’ current credit worthiness and the economic environment. As of December 31, 2007 and 2006, no allowance for doubtful accounts was required.

☐         Deferred revenue

The Company generally receives advanced payments from customers upon the sales orders in the normal course of business. Advances from customers are recognized in revenue when delivery has occurred.

☐	Intangible assets

Intangible assets include trademarks purchased from a third party. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), intangible assets with finite useful lives related to developed technology, customer lists, trade names and other intangibles are being amortized on a straight-line basis over the estimated useful life of the related asset.

These assets are carried at cost less accumulated amortization and are amortized on a straight-line basis over their estimated useful lives of 10 years beginning at the time the related trademarks are granted.

☐	Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

Depreciable life
Building improvement	2 years
Furniture, fixtures and office equipment	5 years
Computer hardware and software	5 years
Machinery and equipment	5 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

☐	Valuation of long-lived assets

Long-lived assets primarily include property and equipment and intangible assets. In accordance with SFAS No. 144, “ Accounting for the Impairment or Disposal of Long-Lived Assets ”, the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results. There has been no impairment as of December 31, 2007 or 2006.

☐	Revenue recognition

In accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition , the Company records revenue when services are received by the customers and realized the amounts net of provisions for discounts, allowance and taxes which are recognized at the time of services performed.

Starting from 2007, the Company has changed its role from a principal to an agent in trading activities of mobile phone handsets & related components. The Company recognizes its revenue on a net basis in compliance with EITF 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent” (“EITF 99-19”), because the Company:

(1)   determined that it no longer operates as the primary obligor in the trading activities,

(2)   typically is not responsible for damages to goods,

(3)   bears no credit and inventory risk,

(4)   earns commission income at a fixed rate of the gross amount billed to the customer.

For the year ended December 31, 2007, the Company recognizes $2,241,726 as net revenues, at a rate of 6% based on the gross amount of $36,729,800 billed to the customers.

For the year ended December 31, 2006, the Company follows guidance of EITF 99-19 and records revenues on a gross basis since the Company has the risks and rewards of ownership, latitude in selection of vendors and pricing, and bears all credit risk. Revenue from sales of the products is recognized when the significant risks and rewards of ownership have been transferred to the buyer at the time of delivery and the sales price is fixed or determinable and collection is reasonably assured.

☐	Advertising cost

The Company expenses advertising costs as incurred in accordance with SOP 93-7 “Reporting for Advertising Costs”. Advertising expenses of $0 and $644 were incurred for the years ended December 31, 2007 and 2006, respectively.

☐	Research and development costs

Research and development costs mainly related to labor cost incurred in the development of new products and manufacturing methods and are charged to expense as incurred. No such cost was incurred for the years ended December 31, 2007 and 2006.

☐	Comprehensive (loss) income

SFAS No. 130 , “Reporting Comprehensive Income” , establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statements of stockholders’ equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

☐	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes” , which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Effective January 1, 2007, the Company also adopts Financial Accounting Standards Board ("FASB") Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes" and FSP FIN 48-1, which amended certain provisions of FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company determine whether the benefits of the Company's tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. The provisions of FIN 48 also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In connection with our adoption of FIN No. 48, we analyzed the filing positions in all of the federal and state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. There was no impact on our condensed consolidated financial statements upon adoption of FIN No. 48 on January 1, 2007. The Company did not have any unrecognized tax benefits and there was no effect on the financial condition or results of operations for the year ended December 31, 2007 as a result of implementing FIN 48, or FIN 48-1.  In accordance with FIN48, the Company adopted the policy of recognizing interest and penalties, if any, related to unrecognized tax positions as income tax expense. The tax years 2004 - 2007 remain subject to examination by major tax jurisdictions.

☐	Net (loss) income per share

The Company calculates net (loss) income per share in accordance with SFAS No. 128, “Earnings per Share” . Basic (loss) income per share is computed by dividing the net (loss) income by the weighted-average number of common shares outstanding during the year. Diluted (loss) income per share is computed similar to basic (loss) income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

☐	Foreign currencies translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is the United States dollar (“US$”). The Company’s subsidiaries operating in Hong Kong maintained their books and records in its local currency, Hong Kong Dollars (“HK$”), which are functional currencies as being the primary currency of the economic environment in which these entities operate.

In general, assets and liabilities are translated into US$, in accordance with SFAS No. 52, “ Foreign Currency Translation” , using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates for the respective year/period:
	2007	2006
Year end RMB:US$ exchange rate	7.3141	7.8003
Average rates RMB:US$ exchange rate	7.5633	7.9637
Year end HK$:US$ exchange rate	7.8049	7.7593
Average rates HK$:US$ exchange rate	7.8026	7.7499

☐	Stock-based compensation

The Company adopts SFAS No. 123 (revised 2004), " Share-Based Payment " ("SFAS No. 123(R)") using the fair value method. Under SFAS No. 123(R), the stock-based compensation is measured using the Black-Scholes Option-Pricing model on the date of grant under the modified prospective method. The fair value of stock-based compensation that are expected to vest are recognized using the straight-line method over the requisite service period.

☐	Retirement plan costs

Contributions to retirement schemes (which are defined contribution plans) are charged to general and administrative expenses in the consolidated statements of operation and comprehensive (loss) income as and when the related employee service is provided.

☐	Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

☐	Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in the financial statements. In 2007, the Company operates in one reportable segment in Hong Kong.

☐	Fair value of financial instruments

The Company values its financial instruments as required by Statement of Financial Accounting Standard (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments” . The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of amounts that the Company could realize in a current market exchange.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, prepaid expenses and other receivable, advance to a related party, accounts payable, income tax payable, other payables and accrued liabilities.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short term maturities of these instruments and that the interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective year ends.

☐	Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurement where the FASB has previously determined that under those pronouncements fair value is the appropriate measurement. This statement does not require any new fair value measurements but may require companies to change current practice. This statement is effective for those fiscal years beginning after November 15, 2007 and to the interim periods within those fiscal years. The Company believes that SFAS No. 157 should not have a material impact on the consolidated financial position or results of operations

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company believes that SFAS 159 should not have a material impact on the consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations", or SFAS No. 141R. SFAS No. 141R will change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing GAAP until January 1, 2009. The Company expects SFAS No. 141R will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time. The Company is still assessing the impact of this pronouncement.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, or SFAS No. 160" . SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company believes that SFAS 160 should not have a material impact on the consolidated financial position or results of operations.

3.	DISCONTINUED OPERATIONS

On May 16, 2007, the Company entered into an agreement to sell its wholly-owned subsidiary, NGIL, the holding company of BUCTCL (“Beijing Operation”), its business in the provision of design & solution for mobile phone in the PRC to a third party, effective May 17, 2007. The sale closed on May 17, 2007 and the Company recognized a gain on disposal of subsidiaries of $599,544, representing the excess of purchase consideration received at closing over the book value of assets sold. The Company received total purchase price consideration of RMB44 million (approximately $5,640,000). The Company was paid $2,796,034 at closing to settle with the amount due from a shareholder.

Total revenues related to the discontinued operations were $0 and $1,003,320 for the year ended December 31, 2007 and the period from October 1, 2005 to December 31, 2006, respectively. There were no assets or liabilities of Beijing Operation in the consolidated balance sheets as of December 31, 2007 and 2006 and the results of operations have been reclassified as income from discontinued operations in the consolidated statements of operations for all dates and periods presented.

4.	ACCOUNTS RECEIVABLE, NET

The majority of the Company’s sales are on credit terms and in accordance with terms specified in the contracts governing the relevant transactions. The Company evaluates the need of an allowance for doubtful accounts based on specifically identified amounts that management believes to be uncollectible. If actual collections experience changes, revisions to the allowance may be required. Based upon the aforementioned criteria, no allowance for doubtful accounts is provided for the years ended December 31, 2007 and 2006.

5.	PREPAID EXPENSES AND OTHER RECEIVABLES

	As of December 31,
	2007	2006
Purchase deposits paid	$-	$259,662
Other deposits and prepayments	26,636	63,899
Other receivables	-	5,733,079
	$26,636	$6,056,640

6.	AMOUNT DUE FROM (TO) A RELATED PARTY

As of December 31, 2007, a balance of $128 due to a director and a major shareholder of the Company, Mr. William Hui, represented temporary advance to the Company which was unsecured, interest-free and has no fixed repayment term. The imputed interest on the amount due to a stockholder was not significant.

As of December 31, 2006, the amount due from a related party was comprised of temporary advances made to Mr. William Hui, a shareholder of the Company. The advance to a shareholder was unsecured, and non-interest bearing and had no fixed repayment terms.

7.	INVESTMENT IN AN UNCONSOLIDATED ENTITY

The Company has established a new company in the PRC, which was incorporated as a limited liability company on January 19, 2007, under the laws of the PRC and its registered capital was amounted to RMB156,006,000 (equivalent to US$20,000,000). Its principal activity was the manufacturing and trading of mobile products and components

As of December 31, 2007, the establishment of a new company was not effectively completed by the local government. Approximately $8,463,464 was incurred in the establishment of a new company and the addition of plant and equipment to the assembly line of mobile phone handset was recorded as deposit in investment. These amounts will be considered in conjunction with the consolidation of a new subsidiary in a business combination under SFAS 141 upon its completion in 2008.

8.	INTANGIBLE ASSETS

	As of December 31,
	2007	2006
Trademarks	$5,960,775	$-

Less: accumulated amortization	(357,754)	-
Less: foreign translation difference	108	-
Net book value	$5,603,129	$-

Amortization expense for the year ended December 31, 2007 was $357,754. The estimated aggregate amortization expense for each of the five succeeding years follows: 2008: $596,253; 2009: $596,253; 2010: $596,253; 2011: $596,253; 2012: $596,253.

9.	LONG-TERM DEFERRED CHARGES

	As of December 31,
	2007	2006
Fair value of share options granted for share based expenses - consulting fee	$5,932,000	$5,932,000

Less: accumulated amortization	(5,930,157)	(292,270)
Less: foreign translation difference	(1,843)	-
Net book value	$-	$5,639,730

On November 19, 2007, the Board of Directors approved the termination of certain service agreements because no services were rendered to the Company during 2007. Consistent with SFAS No. 123(R), “Share-Based Payment” using the fair value method, the Company immediately recognized as expense, over the requisite service period.

Amortization expense for the years ended December 31, 2007 and 2006 was $5,637,887 and $292,270, respectively.

10.	PLANT AND EQUIPMENT, NET

Plant and equipment, net consisted of:

	As of December 31,
	2007	2006
Building improvements	-	215,825
Furniture, fixtures and office equipment	-	183,454
Computer hardware and software	-	357,445
Machinery and equipment	$3,331	$699,235
Motor vehicles	-	64,358
	3,331	1,520,317
Less: accumulated depreciation	(1,249)	(854,045)
Net book value	$2,082	$666,272

Depreciation expense for the years ended December 31, 2007 and 2006 was $4,665 and $213,287, respectively.

11.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the followings:

	As of December 31,
	2007	2006
Accrued expenses	$197,697	$129,885
Other payables	-	1,696,218
Customers deposit	-	668,671
	$197,697	$2,494,774

12.	GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense consisted of the followings:

	Year ended December 31, 2007	Year ended December 31, 2006
Amortization for long-term deferred charge	$5,637,887	$292,270
Amortization for intangible assets	357,754	-
Professional fee	90,415	54,962
Rent expense	122,124	53,698
Salaries	79,863	47,821
Others operating expense	180,928	117,851
	$6,468,971	$566,602

13.	INCOME TAXES

The Company is registered in the United States of America and has operations in four tax jurisdictions: United States of America, British Virgin Island, Hong Kong and the PRC. The components of (loss) income before income taxes are as follows:

	Year ended December 31, 2007	Year ended December 31, 2006
Continuing operations in tax jurisdictions from:
Hong Kong	$1,257,733	$3,284,096
British Virgin Islands	237,831	(256)
United States of America	(5,729,657)	(347,794)

	(4,234,093)	2,936,046
Discontinued operations in tax jurisdictions from:
Hong Kong	599,544	-
The PRC	-	90,892
(Loss) income before income taxes	$(3,634,549)	$3,026,938

United States of America

The Company is registered in the State of Neveda and is subjected to United States of America tax law.

As of December 31, 2007, the U.S. operation incurred $5,729,657 of net operating losses available for federal tax purposes, which are available to offset future taxable income. The net operating loss carry forwards begin to expire in 2027. The Company has provided for a full valuation allowance for any future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

British Virgin Island

Under the current BVI law, the Company is not subject to tax on income.

Hong Kong

For the year ended December 31, 2007, all of its net revenue are generated from its agency business and those incomes are considered offshore income and are exempted from Hong Kong profits tax. For the period from October 1, 2005 to December 31, 2006, income tax expense represents Hong Kong profits tax of $574,777 for the subsidiary operating in Hong Kong. Hong Kong profits tax rate is 17.5% on the subsidiary's estimated assessable profits arising in Hong Kong during the periods presented. A reconciliation of income before income taxes to the effective tax rate for the Hong Kong subsidiary as follows:

	Year ended December 31, 2007	Year ended December 31, 2006
Income before income taxes	$1,857,277	$3,026,938
Statutory income tax rate	17.5%	17.5%
Income tax expense at statutory tax rate	325,023	529,714
Non-deductible expenses for income tax purposes	-	60,969
Non-taxable income for income tax purposes	(325,023)	-
Tax exemption granted to PRC subsidiary	-	(15,906)
Income tax expense at effective tax rate	$-	$574,777

Its effective income tax rates for the years ended December 31, 2007 and 2006 were 0% and 18%.

For the year ended December 31, 2007, no income tax expense for Hong Kong profits tax is provided for as the Company’s income neither arises in, nor is derived from Hong Kong under its tax law.

The PRC

The Company’s subsidiary in the PRC, BUCTCL is subjected to the Enterprise Income Tax governed by the Income Tax Law of the People’s Republic of China, at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. There was no provision for income tax expense for the year ended December 31, 2007 since the operating result of BUCTCL was no longer included in the result of operation from the effective date of its disposal.

14.	NET (LOSS) INCOME PER SHARE

Basic net (loss) income per share is computed using the weighted average number of the ordinary shares outstanding during the year. Diluted net (loss) income per share is computed using the weighted average number of ordinary shares and ordinary share equivalents outstanding during the year. Pursuant to stock exchange transaction on March 30, 2006, the weighted average number of common shares issued and outstanding was adjusted to account for the effects of the stock exchange transaction as a reverse acquisition.

The following table sets forth the computation of basic and diluted net (loss) income per share for the years ended December 31, 2007 and 2006:

	Year ended December 31, 2007	Year ended December 31, 2006
Basis and diluted net (loss) income per share calculation
Numerator:
- Net (loss) income in computing basic net income per share	$(3 ,634,549)	$2,452,161

Denominator:
- Weighted average common stock outstanding	37,898,251	21,398,394
Basic and diluted net (loss) income per share	$(0.10)	$0.11

15.	CAPITAL TRANSACTIONS

(1)	During March 2006, the Company issued 32,162,500 shares to acquire entire interest in ITHL.

(2)	During April 2006, the Company issued 567,500 shares in lieu of professional fee for acquisition of ITHL.

(3)	During the period 2006, the Company issued 1,398,251 shares of its restricted common stock for total proceeds of $1,075,782 before issuing expenses.

(4)
During November 2006, the Company issued 3,000,000 shares upon exercise of rights under the share options. The fair value of the services for the grant is appraised at $5,932,000 based on Black-Scholes Model by an independent valuer.

As a result, the number of outstanding shares of the Company’s common stock was 37,898,251 shares.

16.	PENSION PLANS

Hong Kong

The Company participates in a defined contribution pension scheme under the Mandatory Provident Fund Schemes Ordinance “MPF Scheme” for all its eligible employees in Hong Kong.

The MPF Scheme is available to all employees aged 18 to 64 with at least 60 days of service in the employment in Hong Kong. Contributions are made by The Company’s subsidiaries operating in Hong Kong at 5% of the participants’ relevant income with a ceiling of HK$20,000. The participants are entitled to 100% of The Company’s contributions together with accrued returns irrespective of their length of service with The Company, but the benefits are required by law to be preserved until the retirement age of 65. The total contributions made for MPF Scheme were $3,141 and $622 for the years ended December 31, 2007 and 2006, respectively.

The PRC

Under the PRC Law, full-time employees of BUCTCL, a subsidiary in the PRC are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. The Company’s subsidiary in the PRC is required to accrue for these benefits based on certain percentages of the employees’ salaries.

The aggregate amount of such employee benefits were $0 and $4,156 for the years ended December 31, 2007 and 2006, respectively.

17.	SEGMENT INFORMATION

The Company’s business units have been aggregated into two reportable segments: (1) Trading of mobile phone handsets and components and (2) Provision of design and solution for mobile phone. The Company operates these segments in the PRC and Hong Kong and all of the identifiable assets of the Company are located in the PRC and Hong Kong during the period presented.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Company had no inter-segment sales for the years ended December 31, 2007 and 2006. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Summarized financial information concerning the Company’s reportable segments is shown in the following table for the years ended December 31, 2007 and 2006:

	Year ended December 31, 2007
	Provision of design & solution for mobile phone	Trading of mobile phone handsets & related components	Total
Revenue, net	$-	$2,241,726	$2,241,726
Depreciation	-	4,665	4,665
Amortization	-	5,995,641	5,995,641
Income from discontinued operations	599,544	-	599,544
Net loss	-	(4,234,093)	(4,234,093)
Total assets	$-	$14,098,908	$14,098,908

During 2007, the business in the provision of design and solution for mobile phone was discontinued upon the disposal of the subsidiaries.

	Year ended December 31, 2006
	Provision of design & solution for mobile phone	Trading of mobile phone handsets & related components	Total
Operating revenues	$1,003,320	$51,719,412	$52,722,732
Cost of revenues	(717,912)	(48,088,619)	(48,806,531)
Gross profit	285,408	3,630,793	3,916,201
Depreciation	-	213,287	213,287
Amortization	-	292,270	292,270
Income from discontinued operations	90,892	-	90,892
Net income	-	2,361,269	2,361,269
Total assets	$-	$21,191,881	$21,191,881

During 2006, the Company’s operations are primarily in Hong Kong and China and the Company’s sales, gross profit and total assets attributable to other geographical areas are less than 10% of the consolidated totals for the year ended December 31, 2006.

18.	CONCENTRATION AND RISK

(a)   Major customers

For the year ended December 31, 2007, 100% of the Company’s assets were located in Hong Kong and 100% of the Company’s revenues were generated from customers located in the PRC and Hong Kong.

For the year ended December 31, 2007, one single customer represented more than 10% of the Company’s revenue and accounts receivable, respectively. As of December 31, 2007, this customer accounts for both 100% of revenues amounting to $2,241,726 and $0 of accounts receivable, respectively.

For the year ended December 31, 2006, the customer who accounted for 10% or more of revenues of the Company are presented as follows:

	Year ended December 31, 2006
	Revenues	Percentage of revenues	Trade accounts Receivable
Customer A	$51,719,411	98%	$2,424,111

(b)   Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition, but does not require collateral to support such receivables.

(c)   Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of net income for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HK$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

19.	COMMITMENT AND CONTINGENCIES

(a)   Operating lease commitment

The Company leases an office premise under a non-cancelable operating lease for a period of 2 years due June 30, 2008. Costs incurred under this operating lease are recorded as rent expense and totaled approximately $104,581 and $54,212 for the years ended December 31, 2007 and 2006.

Year ending December 31,
2008	$52,275

(b)   Capital commitment

As of December 31, 2007, the Company has the following capital commitments:

Planned acquisition of land and building

The Company has entered into a Provisional agreement dated September 29, 2006 to purchase land and building in PRC to establish an assembly line of mobile phone handset. There is a definitive sale and purchase agreement entered up to the date of this report. As of December 31, 2007, the Company has contracted for plant and equipment amounting to $7,240,248 (RMB52,955,898), of which $3,517,582 (RMB25,727,949) was paid to the vendors.

Planned establishment of a joint venture

The Company has entered into a Memorandum of Understanding (“MOU”) dated February 27, 2007 with a Korean listed company. Pursuant to this MOU, both parties are willing to set up a joint venture in PRC to promote a 3-D mobile contents platform. There is no definitive joint venture agreement entered up to the date of this report.

Planned acquisition of a company

The wholly-owned subsidiary of the Company, ITHL, has entered into a Letter of Intent (“LOI”) dated February 12, 2007 with a third party. Pursuant to this LOI, ITHL intends to acquire 100% interest of Shanghai BODA Electronic Co., Ltd. There is no definitive equity transfer agreement entered up to the date of this report.

20.	COMPARATIVE FIGURES

Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Based on their evaluation as of December 31, 2007, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as definded in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were ~~sufficiently~~ effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K/A was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and instructions for Form 10-K/A.

ITEM 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in ‘Internal Control - Integrated Framework.’ Our management has concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on these criteria.

There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Innocom Technology Holdings, Inc. have been detected.

Item 9B. Other Information

On February 15, 2007, the Company filed with the Commission a Form 8-K stating that the Company’s wholly-owned subsidiary Innocom Technoloy Holdings Limited (“ITHL”) had entered into a Letter of Intent (“LOI”) with Shanghai Broadband Science and Technology Co., Ltd. (“Shanghai Technology”). Pursuant to the LOI, ITHL acquired 100% interest in BODA Electronic Co., Ltd. (“BODA”) from Shanghai Technology, Suzhou Country Core Technology Co., Ltd. (“Suzhou Technology”) and Nanjing Broadband Science and Technology Co., Ltd ( “Nanjing Technology”) and Shanghai Technology indicates its consent to sell all of the equities of BODA owned by itself and, as the shareholder of Suzhou Technology and Nanjing Technology, to convey of the surplus of the equities of BODA from Suzhou Technology and Nanjing Technology to ITHL.  The entire equity interest of BODA is held by Shanghai Technology, Suzhou Technology and Nanjing Technology with 64.35%, 20% and 15.65% shareholdings respectively.  Shanghai Technology and ITHL agree to inspect and collate the accounts of BODA and adjust some accounts if needed and to make further consultation about the date of the purchase of BODA and the substantial procedures such as diligent inspections and assessments.  BODA operates as a value-added solution provider in the mobile phone market in China.

On March 5, 2007, the Company filed with the Commission a Form 8-K stating that it had entered into a Memorandum of Understanding (“MOU”) with Industry Community On-line Service Co., Ltd. (“ICOLS”). Pursuant to the MOU, the Company and ICOLS are willing to set up a joint venture in China to promote the 3D mobile contents platform (GNEX) of ICOLS in the Chinese market. In addition to the 3D mobile contents platform (GNEX), both parties will consider cooperation on the business of full 3D on-line games, SI & IT outsourcing, 3D solid LCD module, etc.

On March 7, 2007, the Company filed with the Commission a Form 8-K stating that it had appointed two (2) new non-executive directors to serve on the Board of Directors.

Tay, Siew Leng, who is 39 years old, is the Managing Director and one of the founders of Superior Precision Engineering (Wuxi) Co., Ltd. Prior to establishment of SPE, Mr. Tay was the Executive Director of the Toyoplas Group from July 2000 to July 2005. During the period from 1993 to 2000, Mr. Tay held various positions in Daiho Group and was the manager of the company from 1995 to 2000 in Business Development and Production Control Department.  Before joining Daiho group, he was the Department Head of a High School in Malaysia. Mr. Tay holds a Masters degree in Business Administration from Strathclyde Graduate Business School, Scotland.

Qian Jian Yu, Mike who is 43 years old, is the General Manager and founder of Shanghai Boda Electronics Co., Ltd. (“Boda”).  Prior to the establishment of Boda in September 2001, Mr. Qian worked for Arrow Electronics China Limited from 1998 to 2001. From 1986 to 1998, Mr. Qian worked for the Shanghai Space Bureau. Mr. Qian graduated from Nanjing University in 1986.

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On March 13, 2007, the Company filed with the Commission a Form 8-K stating in anticipation of a planned presentation by the Company to a group of potential investors during the March 2007 China Investor Tour in Shenzhen, China, the Company was disclosing its planned presentation materials in order to avoid the selective disclosure of any material nonpublic information at the Conference. Further, the Company discussed that on March 7, 2007, the Company’s wholly-owned subsidiary Innocom Technology Holdings Limited (“ITHL”) had entered into a Memorandum of Understanding (“MOU”) with Maxmore Limited, Mr. Hui Yan Sui William, Mr. Tay Siew Leng and Mr. Asaba Masaya (collectively the “Sellers”). Pursuant to the MOU, ITHL acquired 71.5% interest in Superior Precision Engineering Co. Limited (“SPE”) and the Sellers intend to sell their shareholdings in SPE to ITHL. SPE provides manufacturing service including tooling design and fabrication, injection molding, spraying, printing, laser making and sub-assembly. Mr. Hui Yan Sui William and Mr. Tay Siew Leng are related parties to the Registrant.

On March 19, 2007, the Company filed with the Commission a Form 8-K stating the Company’s wholly-owned subsidiary Innocom Technology Holdings Limited (“ITHL”) had entered into a distribution agreement with Shangai BODA Electronics Co., Ltd. (“BODA”) whereby BODA appointed ITHL as its exclusive distributor for its in-house developed analogy television mobile phone (the “TV Mobile Phone”) for overseas markets. Pursuant to the Agreement, ITHL shall distribute the TV Mobile Phone to oversea markets (meaning the world market except Mainland China but inclusive of Hong Kong Special Administration Region of the PRC, Macau Special Administration Region of the PRC and the Republic of China or Taiwan) for an indefinite term until either party calls for the termination of the Agreement, after one (1) year from the date of the Agreement, by giving 180 days prior written notice to the other party. Commission to ITHL shall be further negotiated and set on contract by contract basis.

On March 29, 2007, the Company filed with the Commission a Form 8-K stating that Mr. Roland Lam, Chief Financial Officer of the Company resigned from his position. Mr. Lam stated personal reasons for his resignation. The Company anticipates appointing a new Chief Financial Officer in the near future.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance.

DIRECTORS AND EXECUTIVE OFFICERS

Our directors and officers, as of December 31, 2007, are set forth below. The directors hold office for their respective term and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name	Age	Position	Director Since
Hui Yan Sui, William	42	Chairman and Chief Executive Officer	2006

Tang Chin Pang, Eric	46	Executive Director	2006

Tan Ah Mee	61	Non-executive Director	2006

Lau Yiu Nam, Eric	48	Non-executive Director	2006

Tay, Siew Leng	40	Non-executive Director	2007

Qian Jian Yu, Mike	44	Non-executive Director	2007

Cheung Wai Hung	53	Chief Financial Controller	2007

Hui Yan Sui, William, age 42, has approximately 20 years experience in industrial management. In 1986, Mr. Hui established Yat Lung Industrial Limited (Yat Lung), a company that manufactures cassette and video tapes. Mr. Hui is currently a director of Yat Lung. In 2002, Yat Lung became a wholly owned subsidiary of Swing Media Technology Group Limited (Swing Media), an investment holding company that manufactures and trades cassette tapes, video tapes, VCD's, CDR's and DVDR's through its subsidiaries. From January 2002 until May 2003, Mr. Hui served as Chairman and Chief Executive Officer of Swing Media. Mr. Hui resigned as CEO of Swing Media in May 2003 and retains his position as Chairman. Swing Media is a company listed on the Singapore Stock Exchange Dealings and Automated Quotation System (the “SGX-SESDAQ”). In 2003, Mr. Hui established Chinarise Capital (International) Limited (Chinarise), a company that trades mobile phone handsets and components in Hong Kong . He is currently the director of Chinarise.

Tang Chin Pang, Eric, age 46, has been our Chief Financial Officer since October 2005. Before joining us in October 2005, Mr. Tang is the corporate consultant for three years. From 1984 to 2001, Mr. Tang worked at Deloitte Touche Tohmatsu for seventeen years, including his last position as an audit senior manager. Mr. Tang graduated from Hong Kong Shue Yan College in 1984. He is a fellow of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

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Dr. Tan Ah Mee, age 61, holds Doctor of Philosphy from International Management Centre, Buckingham, United Kingdom. Dr. Tan is Ex-Rotarian (Chartered) of Rotary Club of Tebrau, Jogn Baru and Elected Council Member of the Sinagpore Confederation of Industries (1998 - 2000), He is director of Heng Da Investments Pte. Limited, Ingmedia Pte. Limited and Yorkshire Capital Pte. Limited

Lau Yiu Nam , Eric, age 48, was admitted as a barrister in England and Australia . Mr. Lau returned to Hong Kong in 1983 and was employed in the Attorney General's Chambers as Crown Counsel before he went into private practice in 1996. Currently, Mr. Lau is the Head of his Chambers in Hong Kong which comprised of over 15 barristers practicing in commercial and civil litigation. He is independent non-executive director of Swing Media.

Tay, Siew Leng, age 40, is the Managing Director and one of the founders of Superior Precision Engineering (Wuxi) Co., Ltd. Prior to establishment of SPE, Mr. Tay was the Executive Director of the Toyoplas Group from July 2000 to July 2005. During the period from 1993 to 2000, Mr. Tay held various positions in Daiho Group and was the manager of the company from 1995 to 2000 in Business Development and Production Control Department. Before joining Daiho group, he was the Department Head of a High School in Malaysia. Mr. Tay holds a Masters degree in Business Administration from Strathclyde Graduate Business School, Scotland.

Qian Jian Yu, Mike, age 44, is the General Manager and founder of Shanghai Boda Electronics Co., Ltd. (“Boda”). Prior to the establishment of Boda in September 2001, Mr. Qian worked for Arrow Electronics China Limited from 1998 to 2001. From 1986 to 1998, Mr. Qian worked for the Shanghai Space Bureau. Mr. Qian graduated from Nanjing University in 1986.

Cheung Wai Hung, Eddie, age 53, has been a branch manager of Shanghai Commercial Bank Limited for the past 12 years up to May 14, 2007. Mr. Cheung possesses a Bachelor degree of Commerce from Curtin University of Technology, Perth W. Australia, in 1998.

(a) Significant Employees

Other than our officers, there are no employees who are expected to make a significant contribution to our corporation.

(b) Family Relationships

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualify, subject to their prior death, resignation or removal. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of our directors and executive officers. There are no family relationships among our officers, directors, or persons nominated for such positions.

LEGAL PROCEEDINGS

No officer, director, or persons nominated for these positions, and no promoter or significant employee of our corporation has been involved in legal proceedings that would be material to an evaluation of our management.

AUDIT COMMITTEE

The Board does not have standing audit committee.

CODE OF ETHICS

The Company does not have a Code of Ethics.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and beneficial holders of more than 10% of our common stock to file with the Commission initial reports of ownership and reports of changes in ownership of our equity securities. As of the date of this Report, the Company is in the process of reviewing all transactions that may cause initial reports of ownership or changes in ownership to be filed on Form 3 (Initial Statement of Beneficial Ownership), Form 4 (Changes in Beneficial Ownership) and Form 5 (Annual Statement of Changes in Beneficial Ownership) which is required to be filed under applicable rules of the Commission.

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Item 11. Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

Background and Compensation Philosophy

Our board of directors consists of seven individuals : (1) William Hui Yan Sui, our Chief Executive Officer, Chairman of the Board and beneficial owner of 60.97% of our common stock; (2) Tang Chin Pang, Eric, our Executive Director; (3) Cheung Wai Hung, Eddie, our Chief Financial Officer; (4) Tan Ah Mee, a non-executive director; (5) Lau Yiu Nam, Eric, a non-executive director; (6) Tay, Siew Leng, a non-executive director; and (7) Qian Jian Yu, Mike, a non-executive director. Our board of directors have historically determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors , or the compensation committee when it is established, on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors have not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Mr. Sui, Mr. Pang and Mr. Hung have been and may continue to be involved when our board of directors deliberate compensation issues related to their compensation.

As our executive leadership and b oard of directors grow , our board of directors may decide to form a compensation committee charged with the oversight of executive compensation plans, policies and programs.

Elements of Compensation

We provide our executive officers solely with a base salary to compensate them for services rendered during the year. Our policy of compensating our executives with a cash salary has served us well. Because of our history of attracting and retaining executive talent, we do not believe it is necessary at this time to provide our executives discretionary bonuses, equity incentives, or other benefits in order for us to continue to be successful.

Base Salary

The yearly base salary of Mr. Cheung Wai Hung for the 2007 was $33,654.00. Mr. Hui Yan Sui and Mr. Tang Chin Pang received no salary in 2007.

Discretionary Bonus

We have not provided our executive officers with any discretionary bonuses at the moment but our board of directors may consider the necessity of such scheme in the future based on our financial and operating performance and prospects, the level of compensation paid to similarly situated executives in comparably sized companies and contributions made by the officers’ to our success ~~.~~

Equity Incentives

We have not established equity based incentive program and have not granted stock based awards as a component of compensation. In the future, we may adopt and establish an equity incentive plan pursuant to which awards may be granted if our board of directors determines that it is in the best interests of our stockholders and the Company to do so.

Retirement Benefits

Our executive officers are not presently entitled to company-sponsored retirement benefits.

Perquisites

We have not provided our executive officers with any material perquisites and other personal benefits and, therefore, we do not view perquisites as a significant or necessary element of our executive’s compensation.

Deferred Compensation

We do not provide our executives the opportunity to defer receipt of annual compensation.

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SUMMARY COMPENSATION TABLE

The following table sets forth the cash and non-cash compensation for the years indicated earned by or awarded to Hui Yan Sui, William, our Chief Executive Officer, Tang Chin Pang, Eric, our Chief Financial Officer, and our other executive officers and employees whose total cash compensation exceeded $100,000, or the Named Executive Officers and employees, in fiscal year 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Hui Yan Sui, William Chief Executive Officer; Director	2007	-	-	-	-	-
Tang Chin Pang, Eric Executive Director	2007	-	-	-	-	-
Cheung Wai Hung, Eddie Chief Financial Officer	2007	33,654	-	-	-	33,654

Employment Agreements

No directors and offices have service contact with the Company or its subsidiary companies.

Compensation of Directors

There is no compensation awarded to or paid to the directors during 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Beneficial ownership is shown as of April 11, 2008, for shares held by (i) each person or entity known to us to be the beneficial owner of more than 5% of our issued and outstanding shares of common stock based solely upon a review of filings made with the Commission and our knowledge of the issuances by us, (ii) each of our directors, (iii) our Chief Executive Officer and our three other most highly compensated officers whose compensation exceeded $100,000 during the fiscal year ended December 31, 2007, or the Named Executive Officers, and (iv) all of our current directors and executive officers as a group. Unless otherwise indicated, the persons listed below have sole voting and investment power with respect to the shares and may be reached at Unit 3506, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong, PRC.

Security Ownership - Certain Beneficial Owners

There are no Beneficial Owners outside of management that own more than 5% of the issued and outstanding shares of common stock. Please see the table below for certain beneficial ownership by management.

Security Ownership - Management

Amount
		And			Percentage
		Nature of			of Class
		Beneficial			Beneficially
Beneficial Owner (including address)	Title of class	Ownership (1)		Total	Owned
Hui Yan Siu William (2)	Common	23,107,430	D	23,107,430	60.97%
Cheung Wai Hung, Eddie (2)	Common	-0-		-0-	-0-%
Tang Chin Pang, Eric (2)	Common	-0-		-0-	-0-%
Dr. Tan Ah Mee (2)	Common	-0-		-0-	-0-%
Lau Yiu Nam, Eric (2)	Common	-0-		-0-	-0-%
Tay Siew Leng (2)	Common	-0-		-0-	-0-%
Qian Jian Yu, Mike (2)	Common	-0-		-0-	-0-%
Total	Common	23,107,430		23,107,430	60.97%

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Notes:

(1)	- (D) stands for direct ownership; (I) stands for indirect ownership

(2)	All officers and directors use the Company’s address, Unit 3506, Bank of America, Tower, 12 Harcourt Road, Central, Hong Kong.

Changes in Control

There are no arrangements, known to the Registrant, including any pledge by any person of securities of the Registrant which may at a subsequent date result in a change in control of the Registrant.

Securities Authorized for Issuance Under Equity Compensation Plans

There is no equity or option granted during 2007.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

As of December 31, 2007, a balance of $128 due to a director and a major shareholder of the Company, Mr. William Hui, represented temporary advance to the Company which was unsecured, interest-free and has no fixed repayment term. The imputed interest on the amount due to a stockholder was not significant.

Director Independence

Are any of the non-executive directors independent pursuant to Item 407(a)(4)(1) of Regulation S-K?

Item 14. Principal Accountant Fees and Services.

The following is a summary of the fees billed to us by Zhong Yi (Hong Kong) C.P.A. Company Limited (“Zhong”), the Company’s current auditors and Dominic K.F. Chan & Co., the Company’s former auditors (“Chan” for the services rendered during fifteen months ended December 31, 2006 and the first three quarters of the fiscal year 2007) for professional services rendered for the year ended December 31, 2007 and fifteen months ended December 31, 2006:

	Year ended December 31, 2007		Fifteen months ended December 31, 2006
Service	Zhong	Chan	Chan
Audit Fees	$64,981	$25,434	$54,962

Audit Related
Fees	0	0	0

Tax Fees	0	0	0

All Other Fees	0	0	0

TOTAL	$64,981	$25,434	$54,962

Audit fees consist of the aggregate fees billed for services rendered for the audit of our annual financial statements, the reviews of the financial statements included in our Forms 10-QSB and for any other services that are normally provided by our independent auditors in connection with our statutory and regulatory filings or engagements.

Audit related fees consist of the aggregate fees billed for professional services rendered for assurance and related services that reasonably related to the performance of the audit or review of our financial statements that were not otherwise included in Audit Fees.

Tax fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and local tax compliance and consultation in connection with various transactions and acquisitions.

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All other fees consist of the aggregate fees billed for products and services provided by our independent auditors and not otherwise included in Audit Fees, Audit Related fees or Tax Fees.

Item 15. Exhibits, Financial Statement Schedules.

(a) Financial Statements

The financial statements are set forth under Item 8 of this Annual Report on Form 10-K/A. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibits

3.1	Articles of Incoporation (Filed with the Commission on January 29, 2003 as Exhibit 1 to the Form 10-SB.)

3.2	Bylaws (Filed with the Commission on January 29, 2003 as Exhibit 2 to the Form 10-SB.)

21	Subsidiaries List (filed herewith)

24	Power of Attorney (filed herewith) (see signature page)

31.1	Certification of Chief Executive Officer pursuant to 13a-14 and 15d-14 of the Exchange Act (filed herewith)

31.2	Certification of Chief Financial Officer pursuant to 13a-14 and 15d-14 of the Exchange Act (filed herewith)

32.1	Certificate pursuant to 18 U.S.C. ss. 1350 for Hui Yan Siu, William, Chief Executive Officer (filed herewith)

32.2	Certificate pursuant to 18 U.S.C. ss. 1350 for Cheung Wai Hung, Eddie, Chief Financial Officer (filed herewith)

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOM TECHNOLOGY HOLDINGS, INC.

Dated: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui,
Chief Executive Officer
(Principal executive officer)

Dated: July 21, 2010	/s/ Eddie Cheung Wai Hung
Eddie Cheung Wai Hung,
Chief Financial Officer
(Principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated by the dates.

/s/ William Hui Yan Sui	/s/ Eric Tang Chin Pang
Yan Sui Hui, William Director	Tang Chin Pang, Eric, Director

Dated: July 21, 2010	Dated: July 21, 2010

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EXHIBT 21

SUBSIDIARIES

1.	Innocom Technology Holdings Limited

2.	Chinarise Capital (International) Ltd.

3.	Sky Talent Development Limited

4.	Innocom Mobile Technology Limited

5.	Pender Holdings Limited

6.	Favor Will International Limited

EXHIBIT 31.1

CERTIFICATIONS

I, William Yan Sui Hui, certify that:

1.	I have reviewed this Form 10-K/A for the period ending December 31, 2007 of Innocom Technology Holdings, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui, Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Cheung Wai Hung, Eddie, certify that:

1.	I have reviewed this Form 10-K/A for the period ending December 31, 2007 of Innocom Technology Holdings, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 21, 2010	/s/ Eddie Cheung Wai Hung
Cheung Wai Hung, Eddie, Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007 (the "Form 10-K/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc. and will be retained by Innocom Technology Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: July 21, 2010	/s/ William Yan Sui Hui
William Yan Sui Hui, Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of
Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Innocom Technology Holdings, Inc., a Nevada corporation (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K/A for the fiscal year ended December 31, 2007 (the "Form 10-K/A") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Innocom Technology Holdings, Inc. and will be retained by Innocom Technology Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: July 21, 2010	/s/ Eddie Cheung Wai Hung
Cheung Wai Hung, Eddie, Chief Financial Officer